Exhibit 99.1

AMENDMENT NO. 1

This AMENDMENT NO. 1 (this “Amendment”) dated as of June 18, 2025, by and among GLOBANT, LLC, a Delaware limited liability company (the “Borrower”), HSBC Bank USA, N.A., as Administrative Agent (in such capacity, the “Administrative Agent”), and Issuing Bank, each of the entities listed on the signature pages hereto as a “New Term Lender” (collectively, the “New Term Lenders”), and, solely in respect of the amendments in Section 3, each Lender under the Credit Agreement (the “Revolving Lenders”) party hereto (constituting the Required Lenders), is entered into in connection with that certain Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”), by and among the Borrower, the lenders party thereto, the Administrative Agent, the Issuing Bank and the Swingline Lender.

WHEREAS, the Borrower has requested that the New Term Lenders provide incremental term loan commitments in the amount of $375,000,000 (the “Incremental Term Commitments”) in accordance with Section 2.22 of the Credit Agreement;

WHEREAS, the New Term Lenders have agreed to provide the Incremental Term Commitments pursuant to the Amended Credit Agreement (as hereinafter defined) and the Administrative Agent, the New Term Lenders and the Borrower have agreed to enter into this Amendment on the terms and conditions provided herein.

WHEREAS, the Borrower, the Administrative Agent, the Issuing Bank, and the Revolving Lenders party hereto (constituting the Required Lenders) have agreed to certain amendments to the Credit Agreement as set forth in Section 3.

NOW, THEREFORE, in consideration of their mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1            Defined Terms. Unless otherwise defined herein, capitalized terms used herein (including in the preliminary statements hereto) shall have the same meaning assigned to such terms in the Credit Agreement.

Section 2            Incremental Term Loan Amendments. As of June 18, 2025 (the “Amendment Effective Date”), subject to the satisfaction of the conditions precedent specified in Section 6 hereof on or prior to the date of this Amendment, the Administrative Agent, the New Term Lenders and the Borrower hereby agree to enter into this Amendment to implement the Incremental Term Commitments as follows:

Section 2.1            References Generally. References in the Credit Agreement (included references to the Credit Agreement as amended hereby) to “this Agreement” (and indirect references such as “hereunder”, “herein” and “hereof”) and references in the other Loan Documents to the “Credit Agreement” shall be deemed to be references to the Credit Agreement as amended hereby.

Section 2.2            Credit Agreement. The Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached hereto as Exhibit A (the “Amended Credit Agreement”).

Section 3            Other Amendments. As of the Amendment Effective Date, subject to the satisfaction of the conditions precedent specified in Section 6 hereof on or prior to the date of this Amendment, the Administrative Agent, the Issuing Bank, the Revolving Lenders party hereto (constituting the Required Lenders) and the Borrower hereby agree that the Credit Agreement shall hereby be amended as follows:

Section 3.1            References Generally. References in the Credit Agreement (included references to the Credit Agreement as amended hereby) to “this Agreement” (and indirect references such as “hereunder”, “herein” and “hereof”) and references in the other Loan Documents to the “Credit Agreement” shall be deemed to be references to the Credit Agreement as amended hereby.

Section 3.2            Credit Agreement. (i) The definitions for “Available Tenor”, “Benchmark Replacement Date”, “Benchmark Transition Event”, and “Prime Rate”, and (ii) Sections 3.14 and 6.5(f) of the Credit Agreement, are hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the Amended Credit Agreement.

Section 4            Representations and Warranties. The Borrower represents and warrants to the Administrative Agent, the Issuing Banks, the New Term Lenders and the Revolving Lenders:

Section 4.1            This Amendment (i) has been duly authorized by all requisite limited liability company or corporate or other applicable organizational actions and, if required, actions by stockholder and other equity holders of the Borrower, (ii) has been duly executed and delivered by the Borrower, (iii) constitutes a legal, valid and binding obligation of the Borrower enforceable against such Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

Section 4.2            The representations and warranties of the Borrower in the Credit Agreement and the other Loan Documents are true, correct and complete in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of this Amendment, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties were true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of such earlier date; and

Section 4.3            As of the date of this Amendment and immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred or is continuing.

Section 5            Incremental Term Commitments

Section 5.1            Pursuant to Section 2.22 of the Credit Agreement, with effect from and including the Amendment Effective Date, each New Term Lender shall have the Term Loan Commitment and the Applicable Percentage in the amount set forth opposite its name on Schedule 2.1 of the Amended Credit Agreement. Each New Term Lender hereby agrees that, with effect from and including the Amendment Effective Date, such New Term Lender shall (a) become a Term Lender as defined in, and for all purposes of, the Amended Credit Agreement and the other Loan Documents and shall have all of the rights of a Lender under and as defined therein in all respects and (b) have the Term Loan Commitment and the Applicable Percentage in the amount set forth opposite its name on Schedule 2.1 of the Amended Credit Agreement.

Section 5.2            On the Amendment Effective Date, each New Term Lender severally agrees that, immediately after the establishment of the Incremental Term Commitments, the Term Loan Commitment of such New Term Lender under the Amended Credit Agreement shall become effective.

Section 5.3            With effect from the Amendment Effective Date and pursuant to Section 2.22 of the Credit Agreement, the Incremental Term Commitments established on the Amendment Effective Date in accordance with Section 5.1 and Section 5.2 hereof shall constitute, for all purposes of the Amended Credit Agreement, Term Loan Commitments established pursuant to the Amended Credit Agreement and this Amendment, all provisions of the Amended Credit Agreement applicable to Term Loan Commitments shall be applicable to such Incremental Term Commitments, including with respect to all Term Loans (as defined in the Amended Credit Agreement) incurred thereunder.

Section 5.4            Each of the Administrative Agent, the New Term Lenders and the Borrower agree that, upon effectiveness of this Amendment, the Incremental Term Commitments will constitute Term Loan Commitments (and the loans thereunder, Term Loans) for all purposes of the Amended Credit Agreement.

Section 6            Conditions Precedent. The effectiveness of this Amendment on the Amendment Effective Date is subject to the conditions precedent that:

Section 6.1            The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Amendment signed on behalf of such party, or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Amendment) that such party has signed a counterpart of this Amendment.

Section 6.2            The Administrative Agent shall have received the following, each in form and substance satisfactory to the Administrative Agent:

(i)	a counterpart of (x) the Sixth Reaffirmation of Luxembourg Guaranty executed by the Parent, (y) the Sixth Reaffirmation of Spanish Guaranty executed by Globant S.A. (Spain), and (z) the Fourth Reaffirmation of Globant IT Guaranty executed by Globant IT;

(ii)	a counterpart of (x) the Sixth Reaffirmation of Security Agreement executed by the Borrower, and (y) the Fourth Reaffirmation of Globant IT Security Agreement executed by Globant IT;

(iii)	certified copies of Uniform Commercial Code and other Lien search reports dated a date near to the Amendment Effective Date, listing all effective financing statements and other Lien filings that name the Borrower and Globant IT (under their current names and any previous names) as debtors, together with (A) copies of such financing statements or other Lien filings, and (B) such Uniform Commercial Code termination statements or amendments or other Lien terminations, as applicable, as the Administrative Agent may request;

(iv)	such documents, incumbency and other certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of this Amendment and the other Loan Documents being executed in connection therewith, the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Amendment and the other Loan Documents being executed in connection therewith and any other legal matters relating to the Loan Parties, this Amendment, and the transactions contemplated under this Amendment and the other Loan Documents being executed in connection therewith (it being understood and agreed that the Administrative Agent, the Revolving Lenders and the New Term Lenders shall be entitled to conclusively rely on such documents, incumbency and certificates until notice is received by the Administrative Agent from the Borrower to the contrary);

(v)	a certificate of the Borrower, dated as of the Amendment Effective Date, and signed by a Financial Officer, (x) certifying and attaching the resolutions adopted by the Borrower approving the Incremental Term Commitments, and (y) certifying that (1) no Default exists on Amendment Effective Date before or after giving effect to the Incremental Term Commitments, (2) both before and after giving effect to the Incremental Term Commitments, the representations and warranties of the Loan Parties contained in this Amendment, the Credit Agreement and in the other Loan Documents are true and correct in all material respects on and as of the Amendment Effective Date (except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date), and (3) the Borrower is in pro forma compliance with each of the financial covenants set forth in Section 6.1 as of the last day of the most recently ended fiscal quarter after giving effect to the Incremental Term Commitments, calculated assuming the Incremental Term Commitments are fully drawn;

(vi)	evidence satisfactory to the Administrative Agent of the receipt of all consents required to effect the transactions contemplated under this Amendment and the other Loan Documents being executed in connection therewith, including all regulatory approvals and licenses, if applicable;

(vii)	evidence (if additional evidence is necessary) of the existence of insurance required to be maintained pursuant to Section 5.5 of the Credit Agreement, together with evidence that the Administrative Agent has been named as lender’s loss payee and an additional insured on all related insurance policies; and

(viii)	a Note executed by the Borrower in favor of each New Term Lender requesting a Note prior to the Amendment Effective Date.

Section 6.3            The Administrative Agent shall have received favorable written legal opinions (addressed to the Administrative Agent, the Revolving Lenders and the New Term Lenders and dated the Amendment Effective Date) of New York counsel for the Loan Parties and Florida counsel for Globant IT, Luxembourg counsel to the Parent, and Spanish counsel to Globant S.A. (Spain), each in form and substance reasonably satisfactory to the Administrative Agent, and covering such other matters relating to the Loan Parties, this Amendment and the other Loan Documents being executed in connection therewith or the transactions relating thereto as the Required Lenders (as defined in the Amended Credit Agreement) shall reasonably request.

Section 6.4            Each of the Administrative Agent and the New Term Lenders shall have received payment of all fees and other amounts due and payable on or prior to the Amendment Effective Date, including, to the extent invoiced at least one (1) Business Day prior to the Amendment Effective Date, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower under the Loan Documents.

Section 6.5            The Administrative Agent and each Revolving Lender and New Term Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent requested in writing at least five (5) Business Days prior to the Amendment Effective Date.

Section 6.6            To the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Amendment Effective Date, a Beneficial Ownership Certification in relation to the Borrower, the Administrative Agent or such Revolving Lender or New Term Lender shall have received such Beneficial Ownership Certification.

Section 6.7            The Administrative Agent shall notify the Borrower, the New Term Lenders and the Revolving Lenders of the Amendment Effective Date, and such notice shall be conclusive and binding.

Section 7            Miscellaneous.

Section 7.1            Costs and Expenses. The Borrower hereby agrees to pay on demand all costs and expenses of the Administrative Agent (including attorneys’ costs, fees and costs) in connection with the preparation, negotiation, execution, and delivery of this Amendment. This covenant shall survive termination of this Amendment and the payment of the Obligations.

Section 7.2            Governing Law. This Amendment and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Amendment or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of law principles except Title 14 of Article 5 of the New York General Obligations law.

Section 7.3            WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AMENDMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AMENDMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.4            Severability. Any provision of this Amendment held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 7.5            Execution in Counterparts; Etc. This Amendment may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Amendment.

Section 7.6            Credit Agreement. Except as amended hereby, the Credit Agreement shall continue in full force and effect in accordance with the provisions thereof. This Amendment is a Loan Document executed under the Credit Agreement and shall be construed in accordance with the Credit Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

GLOBANT, LLC,

as Borrower

By:	/s/ Juan Ignacio Urthiague

Name:	Juan Ignacio Urthiague

Title:	Chief Financial Officer

[Signature Page – Amendment No. 1]

HSBC BANK USA, NATIONAL ASSOCIATION,

as Administrative Agent

By:	/s/ Ershad Sattar

Name:	Ershad Sattar

Title:	Vice President

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

HSBC BANK USA, NATIONAL ASSOCIATION,

as Issuing Bank

By:	/s/ John Miele

Name:	John Miele

Title:	Senior Vice President

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

HSBC BANK USA, NATIONAL ASSOCIATION,

as Swingline Lender

By:	/s/ Mark Gibbs

Name:	Mark Gibbs

Title:	Managing Director

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

HSBC BANK USA, NATIONAL ASSOCIATION,

as Revolving Lender

By:	/s/ Mark Gibbs

Name:	Mark Gibbs

Title:	Managing Director

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

CITIBANK, N.A.,

as Revolving Lender

By:	/s/ Thad Garrison

Name:	Thad Garrison

Title:	Director/VP

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

JPMORGAN CHASE BANK, N.A.,

as Revolving Lender

By:	/s/ Christophe Vohmann

Name:	Christophe Vohmann

Title:	Managing Director

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

THE BANK OF NOVA SCOTIA,

as Revolving Lender

By:	/s/ Yvonne Bai

Name:	Yvonne Bai

Title:	Director

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

BANCO SANTANDER, S.A.,

as Revolving Lender

By:	/s/ Alvaro del Villar Rubin

Name:	Alvaro del Villar Rubin

Title:	Authorized Signature

By:	/s/ Lucas Videla

Name:	Lucas Videla

Title:	Executive Director

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

BANK OF AMERICA, N.A.,

as Revolving Lender

By:	/s/ Jason Eshler

Name:	Jason Eshler

Title:	SVP

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

BANK OF CHINA LIMITED, NEW YORK BRANCH,

as Revolving Lender

By:	/s/ Raymond Qiao

Name:	Raymond Qiao

Title:	Executive Vice President

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

BNP PARIBAS,

as Lender

By:	/s/ Alexandre Barjon

Name:	Alexandre Barjon

Title:	MD

By:	/s/ Vikas Khandelwal

Name:	Vikas Khandelwal

Title:	MD

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

GOLDMAN SACHS BANK USA,

as Revolving Lender

By:	/s/ Priyankush Goswami

Name:	Priyankush Goswami

Title:	Authorized Signatory

[Signature Page – Amendment No. 1]

Solely in respect of the amendments in Section 3:

PNC BANK, NATIONAL ASSOCIATION,

as Revolving Lender

By:	/s/ Matthew D. Meister

Name:	Matthew D. Meister

Title:	Senior Vice President

[Signature Page – Amendment No. 1]

HSBC BANK USA, NATIONAL ASSOCIATION,

as New Term Lender

By:	/s/ Mark Gibbs

Name:	Mark Gibbs

Title:	Managing Director

[Signature Page – Amendment No. 1]

JPMORGAN CHASE BANK, N.A.,

as New Term Lender

By:	/s/ Christophe Vohmann

Name:	Christophe Vohmann

Title:	Managing Director

[Signature Page – Amendment No. 1]

THE BANK OF NOVA SCOTIA,

as New Term Lender

By:	/s/ Yvonne Bai

Name:	Yvonne Bai

Title:	Director

[Signature Page – Amendment No. 1]

CITIBANK, N.A.,

as New Term Lender

By:	/s/ Thad Garrison

Name:	Thad Garrison

Title:	Director/VP

[Signature Page – Amendment No. 1]

PNC BANK, NATIONAL ASSOCIATION,

as New Term Lender

By:	/s/ Matthew D. Meister

Name:	Matthew D. Meister

Title:	Senior Vice President

[Signature Page – Amendment No. 1]

BANK OF AMERICA, N.A.,

as New Term Lender

By:	/s/ Jason Eshler

Name:	Jason Eshler

Title:	SVP

[Signature Page – Amendment No. 1]

BANK OF CHINA LIMITED, NEW YORK BRANCH,

as New Term Lender

By:	/s/ Raymond Qiao

Name:	Raymond Qiao

Title:	Executive Vice President

[Signature Page – Amendment No. 1]

BNP PARIBAS,

as New Term Lender

By:	/s/ Alexandre Barjon

Name:	Alexandre Barjon

Title:	MD

By:	/s/ Vikas Khandelwal

Name:	Vikas Khandelwal

Title:	MD

[Signature Page – Amendment No. 1]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., NEW YORK BRANCH,

as New Term Lender

By:	/s/ Cara Younger

Name:	Cara Younger

Title:	Managing Director

By:	/s/ Armen Semizian

Name:	Armen Semizian

Title:	Managing Director

[Signature Page – Amendment No. 1]

EXHIBIT A

AMENDED CREDIT AGREEMENT

[See attached.]

EXECUTION COPY

~~Execution Copy~~

CONFORMED COPY of Fourth Amended and

Restated Credit Agreement, through and including

Amendment No. 1, dated as of June 18, 2025

FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

dated as of

May 31, 2023

among

GLOBANT, LLC,

as Borrower

CERTAIN FINANCIAL INSTITUTIONS,

as Lenders,

~~and~~

HSBC BANK USA, N.A.,

as Administrative Agent, Issuing Bank and Swingline Lender,

HSBC BANK USA, N. A., JPMORGAN CHASE BANK, N.A., THE BANK OF NOVA SCOTIA,
CITIBANK, N.A., PNC CAPITAL MARKETS LLC, AND BANK OF AMERICA, N.A.,

as Joint Lead Arrangers and Joint Bookrunners,

and

JPMORGAN CHASE BANK, N.A., THE BANK OF NOVA SCOTIA, AND CITIBANK, N.A.,

as Joint Syndication Agents

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS		1
Section 1.1	Defined Terms	1
Section 1.2	Classification of Loans and Borrowings	~~32~~34
Section 1.3	Terms Generally; Rules of Construction	~~32~~34
Section 1.4	Accounting Terms and Determinations; IFRS	~~33~~34
Section 1.5	Rounding	~~33~~34
Section 1.6	Time of Day	~~33~~35
Section 1.7	Divisions	~~33~~35
Section 1.8	Amendment and Restatement; No Novation	~~33~~35
Section 1.9	Rates	~~34~~35
~~34~~36
ARTICLE II THE CREDITS		~~34~~36
Section 2.1	Commitments	~~34~~36
Section 2.2	Loans and Borrowings	~~34~~36
Section 2.3	Requests for Borrowings	~~35~~37
Section 2.4	Swingline Loans	~~36~~38
Section 2.5	Letters of Credit	~~38~~40
Section 2.6	Funding of Borrowings	~~42~~44
Section 2.7	Interest Elections	~~43~~45
Section 2.8	Termination and Reduction of Commitments	~~44~~46
Section 2.9	Repayment of Loans; Evidence of Debt	~~45~~47
Section 2.10	Prepayment of Loans	~~45~~47
Section 2.11	Fees	~~46~~49
Section 2.12	Interest	~~47~~50
Section 2.13	Alternate Rate of Interest	~~48~~50
Section 2.14	Increased Costs	~~48~~51
Section 2.15	Change in Legality	~~50~~52
Section 2.16	Break Funding Payments	~~50~~53
Section 2.17	Taxes	~~50~~53
Section 2.18	Payments Generally; Pro Rata Treatment; Sharing of Set-offs	~~54~~57
Section 2.19	Mitigation Obligations; Replacement of Lenders	~~55~~58
Section 2.20	Cash Collateral	~~57~~59
Section 2.21	Defaulting Lenders	~~57~~60
Section 2.22	Incremental Facilities.	~~60~~62
Section 2.23	Benchmark Replacement Setting.	~~62~~65
Section 2.24	ESG Amendment.	~~63~~66
Section 2.25	Limited Condition Transactions	~~64~~67

ARTICLE III REPRESENTATIONS AND WARRANTIES		~~65~~68
Section 3.1	Organization; Powers	~~65~~68
Section 3.2	Authorization; Enforceability	~~66~~68
Section 3.3	Governmental Approvals; No Conflicts	~~66~~68
Section 3.4	Financial Condition; No Material Adverse Effect	~~66~~68
Section 3.5	Properties	~~67~~69
Section 3.6	Litigation and Environmental Matters	~~67~~69

i

Section 3.7	Compliance with Laws and Contractual Obligations; No Defaults	~~67~~69
Section 3.8	Investment Company Status; Other Laws	~~67~~70
Section 3.9	Taxes	~~68~~70
Section 3.10	ERISA Compliance	~~68~~70
Section 3.11	Insurance	~~68~~70
Section 3.12	Margin Regulations	~~68~~70
Section 3.13	Subsidiaries; Equity Interests	~~68~~71
Section 3.14	Sanctions	~~69~~71
Section 3.15	Disclosure	~~69~~71
Section 3.16	Security Documents	~~69~~72
Section 3.17	Solvency, etc.	~~69~~72
Section 3.18	Reserved	~~70~~72
Section 3.19	Burdensome Obligations	~~70~~72
Section 3.20	Labor Matters	~~70~~72
Section 3.21	Reserved	~~70~~73
Section 3.22	EEA Financial Institution	~~70~~73
Section 3.23	Anti-Corruption	~~70~~73
Section 3.24	Use of Proceeds	~~71~~73
Section 3.25	Beneficial Ownership Certification	~~71~~73

ARTICLE IV CONDITIONS PRECEDENT		~~71~~73
Section 4.1	Effective Date	~~71~~73
Section 4.2	Each Credit Event	~~73~~75
Section 4.3	Limited Condition Transactions	~~73~~75

ARTICLE V AFFIRMATIVE COVENANTS		~~73~~76
Section 5.1	Financial Statements and Other Information	~~73~~76
Section 5.2	Notices of Material Events	~~75~~77
Section 5.3	Existence; Conduct of Business	~~76~~78
Section 5.4	Payment of Obligations	~~76~~78
Section 5.5	Maintenance of Properties; Insurance	~~76~~78
Section 5.6	Books and Records; Inspection Rights	~~76~~79
Section 5.7	Compliance with Laws and Contractual Obligations	~~77~~79
Section 5.8	Use of Proceeds	~~77~~80
Section 5.9	Further Assurances	~~77~~80
Section 5.10	Deposit Accounts	~~78~~80
Section 5.11	Accuracy of Information	~~78~~81
Section 5.12	Additional Information	~~78~~81

ARTICLE VI NEGATIVE COVENANTS		~~79~~81
Section 6.1	Financial Covenants	~~79~~81
Section 6.2	Indebtedness	~~79~~81
Section 6.3	Liens	~~80~~83
Section 6.4	Fundamental Changes	~~81~~84
Section 6.5	Disposition of Property	~~82~~84
Section 6.6	Investments, Loans, Advances, Guarantees and Acquisitions	~~83~~85
Section 6.7	Hedging Agreements	~~84~~86

Section 6.8	Restricted Payments	~~84~~86
Section 6.9	Transactions with Affiliates	~~84~~87
Section 6.10	Changes in Nature of Business	~~85~~87
Section 6.11	Negative Pledges; Restrictive Agreements	~~85~~87
Section 6.12	Restriction of Amendments to Certain Documents	~~85~~87
Section 6.13	Changes in Fiscal Periods	~~85~~87
Section 6.14	[Reserved]	~~85~~87
Section 6.15	Sanctions; Anti-Corruption	~~85~~88
Section 6.16	[Reserved]	~~85~~88
Section 6.17	Lien on Equity Interests of the Borrower	~~86~~88

ARTICLE VII EVENTS OF DEFAULT		~~86~~88
Section 7.1	Events of Default	~~86~~88
Section 7.2	Application of Funds	~~88~~90

ARTICLE VIII THE ADMINISTRATIVE AGENT		~~89~~91
Section 8.1	Appointment and Authority.	~~89~~91
Section 8.2	Rights as a Lender	~~90~~92
Section 8.3	Exculpatory Provisions	~~90~~92
Section 8.4	Reliance by Administrative Agent	~~92~~94
Section 8.5	Delegation of Duties	~~92~~94
Section 8.6	Resignation of Administrative Agent	~~92~~95
Section 8.7	Non-Reliance on Administrative Agent and Other Lenders	~~93~~96
Section 8.8	No Other Duties, etc	~~94~~96
Section 8.9	Enforcement	~~94~~96
Section 8.10	Administrative Agent May File Proofs of Claim	~~94~~97
Section 8.11	Collateral and Guaranty Matters	~~95~~97
Section 8.12	Lender Provided Hedging Agreements and Lender Provided Financial Service Products	~~95~~98
Section 8.13	Merger	~~96~~98
Section 8.14	Certain ERISA Matters	~~96~~98
Section 8.15	Erroneous Payments	~~97~~99

ARTICLE IX MISCELLANEOUS		~~100~~102
Section 9.1	Notices; Effectiveness; Electronic Communication	~~100~~102
Section 9.2	Waivers; Amendments	~~101~~104
Section 9.3	Expenses; Indemnity; Damage Waiver	~~103~~105
Section 9.4	Successors and Assigns	~~105~~107
Section 9.5	Survival	~~109~~111
Section 9.6	Counterparts; Integration; Effectiveness; Electronic Execution	~~109~~112
Section 9.7	Severability	~~109~~112
Section 9.8	Right of Setoff	~~110~~112
Section 9.9	Governing Law; Jurisdiction; Etc.	~~110~~113
Section 9.10	Waiver of Jury Trial	~~111~~113
Section 9.11	Headings	~~111~~114
Section 9.12	Treatment of Certain Information; Confidentiality	~~111~~114
Section 9.13	Interest Rate Limitation	~~112~~114

Section 9.14	PATRIOT Act	~~112~~115
Section 9.15	Acknowledgment and Consent to Bail-In of Affected Financial Institutions	~~112~~115
Section 9.16	Judgment Currency	~~113~~116
Section 9.17	Acknowledgement Regarding Any Supported QFCs	~~113~~116

SCHEDULES:

Schedule 2.1	-	Commitments
Schedule 2.5	-	Existing Letters of Credit
Schedule 3.6	-	Disclosed Matters
Schedule 3.11	-	Insurance
Schedule 3.13	-	Subsidiaries; Equity Interests
Schedule 3.20	-	Labor Matters
Schedule 6.2	-	Existing Indebtedness
Schedule 6.3	-	Existing Liens
Schedule 6.6	-	Existing Investments

EXHIBITS:

Exhibit A-1	-	Form of Amended and Restated Revolving Note
Exhibit A-2	-	~~[Reserved]~~Form of Term Note
Exhibit A-3	-	Form of Swingline Note
Exhibit B	-	Form of Assignment and Assumption
Exhibit C	-	[Reserved]
Exhibit D-1	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-2	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-3	-	Form of U.S. Tax Compliance Certificate (For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit D-4	-	Form of U.S. Tax Compliance Certificate (For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)
Exhibit E	-	Form of Borrowing Request
Exhibit F	-	Form of Interest Election Request
Exhibit G	-	Form of Compliance Certificate
Exhibit H	-	Form of Section 6.4 Acquisition Certificate

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FOURTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of May 31, 2023, among GLOBANT, LLC, a Delaware limited liability company (the “Borrower”), the Lenders (as defined hereinafter) that are from time to time parties hereto, and HSBC BANK USA, N.A. (“HSBC”), as Administrative Agent (in such capacity, the “Administrative Agent”), Issuing Bank (as defined hereinafter) and Swingline Lender (as defined hereinafter).

PRELIMINARY STATEMENT:

WHEREAS, the Borrower, the financial institutions party thereto as “Lenders” and HSBC BANK USA, N.A., as Administrative Agent are parties to that certain Third Amended and Restated Credit Agreement, dated as of June 2, 2022, as amended by that certain Amendment No. 1 dated as of September 22, 2022 and as may be further amended, amended and restated, supplemented or otherwise modified to the date hereof~~,~~  (the “Existing Credit Agreement”).

WHEREAS, the Borrower has requested that the Existing Credit Agreement be amended and restated to, among other things, increase the Revolving Commitments to $725,000,000.

NOW, THEREFORE, in consideration of their mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby amend and restate the Existing Credit Agreement in its entirety as follows:

Article I

Definitions

Section 1.1         Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABR Term SOFR Determination Day” has the meaning given to such term in the definition of “Term SOFR”.

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of all or substantially all of any business or division of a Person, (b) the acquisition of more than 50% of the Equity Interests of any Person, or otherwise causing any Person to become a Subsidiary or (c) a merger or consolidation or any other combination with another Person (other than a Person that is already a Subsidiary).

“Additional Lender ” means, at any time, any bank or other financial institution that agrees to provide any portion of any Incremental Commitment pursuant to an Incremental Amendment in accordance with Section 2.22; provided that, each Additional Lender shall be subject to the approval of the Administrative Agent, each L/C Issuer and the Swing Line Lender (such approval in each case not to be unreasonably withheld or delayed) and the Borrower.

“Additional Revolving Commitment” has the meaning specified in Section 2.22(a).

“Additional Revolving Loans” has the meaning specified in Section 2.22(a).

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) in the case of any Revolving Loan, the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then such rate shall be deemed to be equal to the Floor for purposes of this Agreement.

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“Administrative Agent” has the meaning specified in the preamble and includes any successor administrative agent appointed under Article VIII.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent Parties” has the meaning specified in Section 9.1(d)(ii).

“Aggregate Credit Exposure” means, at any time, the aggregate Total Credit Exposure of all of the Lenders.

“Agreement” means this Fourth Amended and Restated Credit Agreement.

“Alternate Base Rate” and “ABR” means, for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) equal to the greatest of (a) the Prime Rate, (b) 1/2 of one percent above the Federal Funds Effective Rate, (c) Adjusted Term SOFR with a one-month Interest Period commencing on such day plus 1%, and (d) 0%.

“Amendment No. 1” means that certain Amendment No. 1, dated as of June 18, 2025, among the Borrower, the Lenders party thereto, the Administrative Agent, the Issuing Bank, and the Swingline Lender.

“Amendment No. 1 Effective Date” means June 18, 2025.

“Anti-Money Laundering Laws” means the PATRIOT Act; the U.S. Money Laundering Control Act of 1986 and the regulations and rules promulgated thereunder; the U.S. Bank Secrecy Act and the regulations and rules promulgated thereunder; and corresponding laws of (a) the European Union designed to combat money laundering and terrorist financing and (b) jurisdictions in which the Borrower operates or in which the proceeds of the Loans will be used or from which repayments of the Obligations will be derived.

“Applicable Law” means, with respect to any Person, (x) all provisions of law, statute, treaty, ordinance, rule, regulation, requirement, restriction, permit, certificate, decision, directive or order of any Governmental Authority applicable to such Person or any of its property and (y) all judgments, injunctions, orders, writs and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which any of its property is bound.

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“Applicable Percentage” means, with respect to any Lender at any time, subject to reallocation with respect to a Defaulting Lender pursuant to Section 2.21:

(a)            with respect to Revolving Commitments, Revolving Loans, LC Exposure and Swingline Exposure, a percentage equal to a fraction, the numerator of which is such Lender’s Commitment and the denominator of which is the aggregate Revolving Commitments of all Lenders (provided that, if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon such Lender’s share of the aggregate Revolving Credit Exposures at that time);

(b) ~~[reserved]; and~~with respect to the Term Loan Commitments and Term Loans, as the case may be, a percentage equal to a fraction, the numerator of which is the outstanding principal amount of such Lender’s Term Loan Commitment or Term Loan, as the case may be, and the denominator of which is the aggregate outstanding principal amount of all Term Loan Commitments or Term Loans, as the case may be; and

(c)           with respect to the Aggregate Credit Exposure, a percentage equal to a fraction, the numerator of which is the sum of such Lender’s Total Credit Exposure, and the denominator of which is the sum of the Aggregate Credit Exposure of all Lenders.

“Applicable Rate” means, for any day, with respect to any Base Rate Loan or SOFR Loan, the applicable percentage set forth below in the column entitled “Applicable Rate for Base Rate Loans” or “Applicable Rate for SOFR Loans”, as applicable:

Level	Maximum Net Leverage Ratio	Applicable Rate for Base Rate Loans	Applicable Rate for SOFR Loans	Commitment Fee Rate
I	< 1.00:1.00	0.250%	1.250%	0.15%
II	≥ 1.00:1.00 but < 2.00:1.00	0.500%	1.500%	0.20%
III	≥2.00:1.00 but < 3.00:1.00	0.750%	1.750%	0.20%
IV	> 3.00:1.00	0.875%	1.8750%	0.25%

The Maximum Net Leverage Ratio that shall be used to calculate the Applicable Rate on the Amendment No . 1 Effective Date through ~~December 31, 2023~~September 30, 2025 shall be equal to the Applicable Rate set forth at Level ~~II~~I above. Changes in the Applicable Rate resulting from a change in the Maximum Net Leverage Ratio shall become effective on the first day of the month following delivery by the Borrower to the Administrative Agent of a new Compliance Certificate pursuant to Section 5.1(c). If the Borrower shall fail to deliver a Compliance Certificate as and when required pursuant to Section 5.1 (c), the Applicable Rate from and including the first day of the month following the date of such required delivery, to but not including, the date the Borrower delivers to the Administrative Agent such Compliance Certificate shall conclusively be presumed to equal the relevant Applicable Rate set forth at Level IV above. In the event that (i) any financial statement delivered pursuant to clause (a) or (b) of Section 5.1, or any Compliance Certificate delivered by the Borrower is shown to be inaccurate; and (ii) such inaccuracy, if corrected, would have led to the application of a higher Applicable Rate for any period other than the Applicable Rate applied for such period, then (x) the Borrower shall promptly (and, in any event, within three (3) Business Days thereafter) deliver to the Administrative Agent a corrected Compliance Certificate for such period; (y) the Applicable Rate for such period shall be the Applicable Rate resulting from the corrected Compliance Certificate for such period; and (z) the Borrower shall promptly (and, in any event, within five (5) Business Days thereafter) pay to the Administrative Agent the accrued additional interest owing as a result of the application of such higher Applicable Rate for such period. The Applicable Rate shall be automatically increased to the Applicable Rate set forth in Level IV above during all periods of time in which any Event of Default has occurred and is continuing.

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“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

~~“Arranger” means HSBC Bank USA, N.A. as arranger of the Facilities.~~

“Asset Sale” means any Disposition of property or series of related Dispositions of property by the Borrower or any of its Subsidiaries (other than Dispositions for value the Net Cash Proceeds of which do not exceed $500,000 in the aggregate in any fiscal year).

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 9.4), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Availability Period” means the period from and including the Effective Date to but excluding the earlier of the Revolving Maturity Date and the date of termination of the Revolving Commitments.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, ~~(x)~~ if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement ~~or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case~~, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.23.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Base Rate” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.23.

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“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)             the sum of (i) Daily Simple SOFR and (ii) in the case of any Revolving Loan, 0.10%, or

(b)           the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, then such rate will be deemed to be equal to the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated bilateral or syndicated credit facilities at such time.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the ~~then- current~~then-current Benchmark:

(a)            in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)            in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been, determined and announced the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then- current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

5

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)             a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)             a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)             a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each ~~then-current~~then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then- current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.23 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.23.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership requirement by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. Sec. 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

6

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Borrower” has the meaning specified in the preamble.

“Borrower Materials” has the meaning specified in Section 9.1(d)(i).

“Borrowing” means (a) Loans (other than Swingline Loans) of the same Type and Class made, converted or continued on the same date and, in the case of SOFR Loans, as to which a single Interest Period is in effect or (b) a Swingline Loan.

“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.3, which shall be substantially in the form of Exhibit E.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed; provided that, when used in connection with a SOFR Loan, the term “Business Day” shall also exclude any day which is not a U.S. Government Securities Business Day.

“Capital Expenditures” means all expenditures which, in accordance with IFRS, would be required to be capitalized and shown on the consolidated balance sheet of the Borrower, including Capital Lease Obligations, but excluding (a) expenditures made in connection with the replacement, substitution or restoration of assets to the extent financed (i) from insurance proceeds (or other similar recoveries) paid on account of the loss of or damage to the assets being replaced or restored or (ii) with awards of compensation arising from the taking by eminent domain or condemnation of the assets being replaced, and (b) expenditures attributable to intangibles to the extent included in “Intangible Assets” on the consolidated balance sheet of the Borrower.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent and one or more of the Issuing Banks or Lenders, as collateral for LC Exposure, Swingline Exposure, obligations of Lenders to fund participations in respect of LC Exposure or Swingline Exposure and to indemnify the Administrative Agent under this Agreement, cash or deposit account balances or, if the Administrative Agent and each applicable Issuing Bank or Swingline Lender shall agree in their sole and absolute discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and each applicable Issuing Bank or Swingline Lender. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalent Investments” means:

(a)           direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within one year from the date of acquisition thereof;

7

(b)           investments in commercial paper maturing within 270 days from the date of acquisition thereof and having, at such date of acquisition, the highest credit rating obtainable from S&P or from Moody’s;

(c)           investments in certificates of deposit, banker’s acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States or any state thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d)           fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e)           shares of money market mutual or similar fund that (i) invests exclusively in assets satisfying the requirements of clauses (a) through (c) of this definition, (ii) has net assets of not less than $5,000,000,000, and (iii) is rated AAA by S&P and Aaa by Moody’s;

(f)           money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000;

(g)           deposit accounts maintained with (i) any commercial bank satisfying the requirements of clause (c) of this definition or (ii) any other commercial bank organized under the laws of the United States or any state thereof so long as the full amount maintained with any such other bank is insured by the Federal Deposit Insurance Corporation;

(h)           securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s;

(i)            (i) certificates of deposit or bankers’ acceptances or time deposits maturing within 180 days from the date of acquisition thereof, in each case payable in Dollars or in the local currency where such funds are maintained and issued by any bank organized under the laws of any country which is organized and existing under the laws of the country in which such Person is organized or doing business and having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000 (calculated at the then applicable exchange rate) and (ii) deposit accounts or local equivalents maintained with any bank that satisfies the criteria described in clause (i) above; and

(j)            other short-term investments utilized by any Loan Party, Foreign Subsidiary or other Subsidiary operating outside the United States in accordance with normal investment practices for cash management in investments of a type analogous to the foregoing.

“CFC” means a controlled foreign corporation (as that term is defined in Section 957(a) of the IRC).

“Change in Control” means an event or a series of events by which (a) a Loan Party shall cease to own and control, of record and beneficially, directly or indirectly, 100% of the aggregate issued and outstanding Equity Interests of the Borrower having ordinary voting power on a fully diluted basis (which for this purpose shall exclude all Equity Interests that have not yet vested); (b) a Loan Party shall cease to have the ability to elect (either through share ownership or contractual voting rights) a majority of the board of directors or equivalent governing body of the Borrower; or (c) a majority of the board of directors of the Parent are not Continuing Directors.

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“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Class” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans, Term Loans, Additional Revolving Loans, Incremental Term Loans or Swingline Loans.

“Collateral” means any property of any Loan Party upon which a security interest in favor of the Administrative Agent for the benefit of the Secured Parties is purported to be granted pursuant to any Security Document; provided, that only 65% of the total outstanding voting Equity Interests of any first tier Subsidiary of a Loan Party that is a CFC (and none of the Equity Interests of any Subsidiary of such CFC) shall be Collateral.

“Commitment” means, with respect to each Lender, such Lender’s Revolving Commitment, Term Loan Commitment, and/or Incremental Commitment, as applicable. The initial amount of each Lender’s Commitment is set forth on Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment, as applicable.

“Commitment Fee Rate” means, the applicable percentage set forth in the column entitled “Commitment Fee Rate” in the definition of “Applicable Rate”.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Communications” has the meaning specified in Section 9.1(d)(ii).

“Compliance Certificate” means a certificate substantially in the form of Exhibit G.

“Computation Period” means, as of any date of calculation, the immediately preceding four consecutive fiscal quarters.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.23 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

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“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated” means, when used with reference to financial statements or financial statement items of the Parent and its Subsidiaries or any other Person, such statements or items on a consolidated basis in accordance with the consolidation principles of IFRS.

“Consolidated EBITDA” means, for any period, the sum of the following determined on a Consolidated basis, without duplication, for the Parent and its Subsidiaries in accordance with IFRS, Consolidated Net Income for the most recently completed Computation Period, (a) plus, to the extent deducted in determining such Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation and amortization, (iv) non-cash (A) stock based compensation expenses for such period (excluding any cash-settled portion thereof) and (B) impairment charges with respect to intangible assets for such period, (v) reasonable and documented Transaction Costs, (vi) actual restructuring costs and integration costs in connection with any Acquisition, in each case to the extent paid or made within twelve (12) months of the closing of such Acquisition, (vii) to the extent not duplicative of any other expense or charge otherwise added back to Consolidated EBITDA, pro forma “run rate” cost savings and operating expense reductions to be realized as a result of Acquisitions that are reasonably identifiable, factually supportable and projected by the Borrower in good faith to result from actions that have been taken or with respect to which substantial steps have been taken or are expected to be taken (in the good faith determination of the Borrower) within twelve (12) months after any such Acquisition, net the amount of actual benefits realized during such period from such actions, provided, that the aggregate amount of any such Transaction Costs, restructuring and integration costs, “run rate” cost savings and operating expense reductions added back to the definition of Consolidated EBITDA under clauses (v) through (vii) of this definition during any fiscal quarter, shall not exceed 10% of Consolidated EBITDA for such fiscal quarter, (viii) mark-to-market losses with respect to Hedging Agreements, (ix) any loss incurred in connection with any sale or other disposition outside the ordinary course of business, (x) any non-cash losses for such period (unless such non-cash losses are reasonably expected to result in or require pursuant to IFRS an accrual or reserve for cash charges in any future period) including (A) in respect of the remeasurement of contingent liabilities from a prior Computation Period in connection with any Acquisition permitted hereunder and (B) unrealized foreign exchange adjustments, and (xi) losses attributable to early extinguishment of Indebtedness (b) minus, to the extent included in determining Consolidated Net Income (i) any interest income, (ii) mark-to-market gains with respect to Hedging Agreements, (iii) any gain incurred in connection with any sale or other disposition outside the ordinary course of business, (iv) any non-cash gains for such period including in respect of (A) the remeasurement of contingent liabilities from a prior Computation Period in connection with any Acquisition permitted hereunder and (B) unrealized foreign exchange adjustments, and (v) any gains attributable to early extinguishment of Indebtedness.

“Consolidated Interest Expense” means, for any Computation Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase prices of assets, in each case to the extent treated as interest in accordance with IFRS, (b) all interest paid or payable with respect to discontinued operations and (c) the portion of rent expense under Capital Lease Obligations that are treated as interest in accordance with IFRS, in each case of or by the Parent and its Subsidiaries on a Consolidated basis for the relevant period.

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“Consolidated Net Income” means, as of any date of determination, the net income (or loss) of the Parent and its Subsidiaries on a Consolidated basis for the most recently completed Computation Period; provided that, Consolidated Net Income shall exclude (a) extraordinary gains and extraordinary losses for such Computation Period, (b) the income of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not at the time permitted by operation of Applicable Law or the terms of its organizational documents or any agreement or instrument applicable to such Subsidiary, (c) the income or loss of any Person accrued prior to the date it becomes a Subsidiary or is merged into or consolidated with the Parent or any Subsidiary or the date that such Person’s assets are acquired by the Parent or any Subsidiary, to the extent that such income or loss is not attributable to the Parent or any Subsidiary and (d) the income of any Person in which any other Person (other than the Parent or a Wholly Owned Subsidiary or any director holding qualifying shares in accordance with Applicable Law) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to the Parent or a Wholly Owned Subsidiary by such Person during such Computation Period.

“Consolidated Net Revenue” means, as of any date of determination, the net revenue of the Parent and its Subsidiaries on a Consolidated basis for the most recently completed Computation Period.

“Consolidated Total Debt” means, as of any date of determination, all Indebtedness of the Parent and its Subsidiaries determined on a Consolidated basis (including any Indebtedness (contingent or otherwise) incurred in connection with an Acquisition permitted hereunder) and, subject to the foregoing, excluding (a) contingent obligations in respect of Guarantees (except to the extent constituting Guarantees in respect of Indebtedness of a Person other than any Loan Party), (b) obligations in respect of one or more Hedging Agreements, (c) contingent obligations in respect of undrawn letters of credit and (d) solely for purposes of calculating Maximum Net Leverage Ratio, that portion of Capital Lease Obligations attributable to operating lease liabilities in accordance with IFRS.

“Continuing Directors” means, as of an date of determination, any director or manager (or their equivalent) of the Parent: (a) who was a director or manager (or their equivalent) on the Effective Date; or (b) whose nomination for election to serve as director or manager (or its equivalent) of the Parent is recommended by a majority of the then Continuing Directors who at the time of such nomination are members of the Corporate Governance and Nominating Committee of the Parent, or is otherwise elected to the board of directors or managers (or their equivalent) with the approval of a majority of the then Continuing Directors at the time of such election.

“Contractual Currency” has the meaning set forth in Section 9.16.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

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“Covered Party” has the meaning specified in Section 9.17(b).

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Default” means any event or condition that constitutes an Event of Default or that with notice, lapse of time or both would become an Event of Default.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means, subject to Section 2.21(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Bank, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the Borrower, the Administrative Agent, any Issuing Bank or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-in Action; provided that, a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.21(b)) upon delivery of written notice of such determination to the Borrower, each Issuing Bank, the Swingline Lender and each Lender.

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“Disclosed Matters” means the actions, suits, litigation, investigations and proceedings and the environmental matters disclosed in Schedule 3.6.

“Disposition,” with respect to any property, means any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” have meanings correlative thereto.

“ Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests that are not otherwise Disqualified Equity Interests), in whole or in part, (iii) provides for scheduled payments or dividends in cash or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 91 days after the latest of the Revolving Maturity Date or the Term Loan Maturity Date, as applicable; provided, that if such Equity Interests are issued to any plan for the benefit of employees of the Parent or its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrower or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Dollars” or “$” refers to lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary of the Borrower organized under the laws of any jurisdiction within the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions specified in Section 4.1 are satisfied (or waived in accordance with Section 9.2).

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“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 9.4(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 9.4(b)(iii)).

“Environmental Laws” means all Applicable Law relating in any way to the environment, preservation or reclamation of natural resources, the management, storage, use, holding, collection, accumulation, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated under it.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Borrower, is treated as a single employer under Section 414(b) or (c) of the IRC or, solely for purposes of Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414 of the IRC.

“ERISA Event” means (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30 day notice period is waived), (b) the determination that any Pension Plan or Multiemployer Plan, as applicable, is considered an at-risk plan or that any Pension Plan or Multiemployer Plan, as applicable, is endangered or is in critical status within the meaning of Sections 430, 431 or 432 of the IRC or Sections 303, 304 or 305 of ERISA, (c) the incurrence by the Borrower or any ERISA Affiliate of any liability under Title IV of ERISA, other than for PBGC premiums not yet due, (d) the receipt by the Borrower or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Pension Plan or to appoint a trustee to administer any Pension Plan or the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan, (e) the appointment of a trustee to administer any Pension Plan, (f) the withdrawal of the Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or the cessation of operations by the Borrower or any ERISA Affiliate that would be treated as a withdrawal from a Pension Plan under Section 4062(d) of ERISA, (g) the partial or complete withdrawal by the Borrower or any ERISA Affiliate from any Multiemployer Plan or (h) the taking of any action to terminate any Pension Plan under Section 4041 or 4041A of ERISA.

“Erroneous Payment” has the meaning assigned to it in Section 8.15(a).

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“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Impacted Class” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 8.15(d)(i).

“Erroneous Payment Subrogation Rights” has the meaning assigned to it in Section 8.15(e).

“ESG” has the meaning given to such term in Section 2.24.

“ESG Amendment” has the meaning given to such term in Section 2.24.

“ESG Pricing Provisions” has the meaning given to such term in Section 2.24.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified in Article VII.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and any other “keepwell, support or other agreement” for the benefit of such Guarantor and any and all guarantees of such Guarantor’s Swap Obligations by other Loan Parties at the time the Guarantee of such Guarantor, or a grant by such Guarantor of a security interest, becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes excluded in accordance with the first sentence of this definition.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.17(g), and (d) any U.S. federal withholding Taxes imposed under FATCA.

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“Existing Credit Agreement” has the meaning specified in the Preliminary Statement hereto.

“Existing Letter of Credit” has the meaning specified in Section 2.5(a).

“Facility” means each of (and “Facilities” means collectively both of) (a) the Term Loan Commitments and the extensions of credit made thereunder (the “Term Facility”), (b) the Revolving Commitments and the extensions of credit made thereunder (the “Revolving Facility”), and (~~b~~c) each other credit facility that may be added to this Agreement after the date hereof.

“FATCA” means Sections 1471 through 1474 of the IRC, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the IRC, and any applicable intergovernmental agreements (and related official administrative guidance) with respect thereto.

“FCPA” has the meaning specified in Section 3.23.

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average rate (rounded upwards, if necessary, to the next 1/100 of 1%) charged by HSBC for such day for such transactions as determined by the Administrative Agent.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Fifth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of the date hereof, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Security Agreement” means the reaffirmation, dated as of the date hereof, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fifth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of the date hereof, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Financial Officer” means, with respect to any Person, the chief financial officer, principal accounting officer, treasurer or controller of such Person.

First Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of October 1, 2021, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

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“First Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of October 1, 2021, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of November 2, 2018, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Security Agreement” means the reaffirmation, dated as of November 2, 2018, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“First Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of November 2, 2018, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Floor” means a rate of interest equal to 0.00%.

“Foreign Lender” means a Lender that is not a U.S. Person.

“Foreign Subsidiary” means any Subsidiary of the Borrower that is not a Domestic Subsidiary.

“Fourth Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of June 18, 2025, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as June 2, 2022, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Security Agreement” means the reaffirmation, dated as of June 2, 2022, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Fourth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of June 2, 2022, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding LC Exposure with respect to Letters of Credit issued by such Issuing Bank other than LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to any Swingline Lender, such Defaulting Lender’s Applicable Percentage of outstanding Swingline Loans made by such Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders.

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“Fund” means any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

“Funding Rules” means the requirements relating to the minimum required contributions (including any installment payments) to Pension Plans and Multiemployer Plans, as applicable, and set forth in Sections 412 of the IRC and Section 302 of ERISA for periods prior to the effective date of the Pension Protection Act of 2006 and Sections 412, 430, 431, 432 and 436 of the IRC and Sections 302, 303, 304 and 305 of ERISA for periods on and after the effective date of the Pension Protection Act of 2006.

“Globant IT” means Globant IT Services Corp., a Florida corporation.

“Globant IT Guaranty” means that certain Guaranty Agreement, dated as of September 25, 2020, made by Globant IT in favor of the Administrative Agent, as may be amended, amended and restated, supplemented, reaffirmed or otherwise modified from time to time.

“Globant IT Security Agreement” means that certain Security Agreement, dated as of September 25, 2020, made by Globant IT in favor of Administrative Agent, as may be amended, amended and restated, supplemented, reaffirmed or otherwise modified from time to time.

“Globant S.A. (Luxembourg)” means Globant S.A., a public limited company organized under the laws of the Grand Duchy of Luxembourg.

“Globant S.A. (Spain)” means Globant S.A., a single shareholder corporation organized under the laws of the Kingdom of Spain.

“Governmental Authority” means the government of the United States or any other nation, IBA or of any political subdivision thereof, whether state, regional or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing, or having the economic effect of guaranteeing, any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that, the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business.

“Guarantor” means the Parent, Globant S.A. (Spain), Globant IT, and each other Material Subsidiary that makes a guaranty of the Obligations in favor of the Administrative Agent for the benefit of the Secured Parties pursuant to Section 5.9; provided, that no CFC shall be a Guarantor.

“Hazardous Materials” means all toxic, corrosive, flammable, explosive, carcinogenic, mutagenic, infectious or radioactive substances or wastes and all other hazardous or toxic substances, wastes or other pollutants, or dangerous substance, including petroleum or any fraction thereof, petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

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“Hedging Agreement” means any agreement with respect to any swap, cap, collar, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that, no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower or the Subsidiaries shall be a Hedging Agreement.

“HSBC” has the meaning specified in the preamble.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein.

“Increased Cost Lender” has the meaning specified in Section 2.19(b).

“Incremental Amendment” has the meaning specified in Section  2.22(d).

“Incremental Commitments” has the meaning specified in Section 2.22(a).

“Incremental Commitment Effective Date” has the meaning specified in Section 2.22(a).

“Incremental Lender” has the meaning specified in Section 2.22(a).

“Incremental Term Facility” has the meaning specified in Section 2.22(a).

“Incremental Term Loans” has the meaning specified in Section 2.22(a).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding accounts payable incurred in the ordinary course of business that are not more than 60 days past due or that are currently being contested in good faith by appropriate proceedings in accordance with Section 5.4), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all Guarantees by such Person of Indebtedness of others, (h) all Capital Lease Obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (j) Disqualified Equity Interests of such Person, (k) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, and (l) all obligations, contingent or otherwise, of such Person under Hedging Agreements; provided that Indebtedness shall not include (i) any purchase price adjustment, earn-out, holdback or deferred payment of a similar nature incurred in connection with an Acquisition permitted under this Agreement so long as not evidenced by a note or similar written instrument (except to the extent that the amount payable pursuant to such purchase price adjustment, earn-out, holdback or deferred payment is reflected, or would otherwise be required to be reflected as a liability on a balance sheet prepared in accordance with IFRS) or (ii) prepaid or deferred revenue in connection with the sale of goods and/or the performance of services (including those related to customer advances) in the ordinary course of business. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

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“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document, and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Indemnitee” has the meaning specified in Section 9.3(b).

“Information” has the meaning specified in Section 9.12.

“Interest Coverage Ratio” means, with respect to any Computation Period, the ratio of (a) Consolidated EBITDA minus cash payments made in respect of operating lease liabilities in accordance with IFRS for such period to (b) Consolidated Interest Expense (other than in respect of cash interest expense related to operating leases capitalized in accordance with IFRS) for such period.

“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.7, which shall be substantially in the form of Exhibit F.

“Interest Payment Date” means (a) with respect to any Base Rate Loan (other than a Swingline Loan), the last day of each March, June, September and December, (b) with respect to any SOFR Loan, the last day of each Interest Period therefor and, in the case of any Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at three month intervals after the first day of such Interest Period, and the Maturity Date, and (c) with respect to any Swingline Loan, the day that such Loan is required to be repaid.

“Interest Period” means, as to any SOFR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability thereof), as specified in the applicable Borrowing Request or Interest Election Request; provided that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond the Maturity Date and (iv) no tenor that has been removed from this definition pursuant to Section 2.23(d) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property or any payment for property or services for the account or use of others), or any purchase or acquisition of Equity Interests, evidences of Indebtedness or other securities of, such other Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS, and any purchase or other acquisition (in one transaction or a series of transactions) of any assets of any other Person constituting a business unit; provided that, the endorsement of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment.

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“IRC” means the Internal Revenue Code of 1986.

“IRS” means the United States Internal Revenue Service.

“ISP98” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the International Chamber of Commerce, Publication Number 590 (or such later version thereof as may be in effect at the time of issuance).

“Issuing Bank” means HSBC, in its capacity as issuer of Letters of Credit hereunder, or such other Lender as the Borrower may from time to time select as an Issuing Bank hereunder pursuant to Section 2.5, with the consent of the Administrative Agent; provided that, such Lender has agreed to be an Issuing Bank.

“Joint Bookrunners” means HSBC Bank USA, N.A., JPMorgan Chase Bank, N .A., The Bank of Nova Scotia, Citibank, N.A., PNC Capital Markets LLC, and Bank of America, N.A., as joint bookrunners of the Facilities.

“Joint Lead Arrangers” means HSBC Bank USA, N.A., JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, Citibank, N.A., PNC Capital Markets LLC, and Bank of America, N.A., as joint lead arrangers of the Facilities.

“Joint Syndication Agents” means JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, and Citibank, N.A., as joint syndication agents of the Facilities.

“Judgment Currency” has the meaning set forth in Section 9.16.

“KPIs” has the meaning given to such term in Section 2.24.

“LC Application” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by, or otherwise acceptable to, the applicable Issuing Bank.

“LC Disbursement” means a payment made by an Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP98 (or another rule or contractual provision having a similar effect), such Letter of Credit shall be deemed to be outstanding in the amount so remaining available to be drawn.

“LC Sublimit” means an amount equal to the lesser of (a) $30,000,000 and (b) the aggregate Revolving Commitments. The LC Sublimit is part of, and not in addition to, the Revolving Facility.

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“LCT Election” has the meaning set forth in Section 2.25.

“LCT Test Date” has the meaning set forth in Section 2.25.

“Lender” means each Person listed on Schedule 2.1 and any other Person that shall have become a party hereto as a Lender pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption. Unless the context requires otherwise, the term “Lender” includes the Swingline Lender.

“Lender Provided Financial Service Product” means any agreement or other arrangements under which any Lender (under this Agreement) or any Affiliate thereof provides any of the following products or services to any of the Loan Parties and any other wholly-owned direct Subsidiaries of the Parent: (a) credit cards, (b) credit card processing services, (c) debit cards, (d) purchase cards, (e) gift cards, (f) ACH transactions, (g) cash management, including electronic funds transfer, controlled disbursement, accounts or services, (h) overdraft, or (i) foreign currency exchange.

“Lender Provided Hedging Agreement” means any Hedging Agreement between a Loan Party and any other wholly-owned direct Subsidiaries of the Parent and a counterparty that is a Lender (under this Agreement or the Existing Credit Agreement) or an Affiliate thereof.

“Letter of Credit” means any standby letter of credit issued pursuant to this Agreement.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

“Limited Condition Transaction” shall mean any of the following, in each case which is consummated not more than one hundred twenty (120) days after the date the definitive agreements for such transaction are entered into:

(a)           any Acquisition or other Investment by any Loan Party after the Effective Date of any assets of a business or Person permitted pursuant to the Loan Documents, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing; and

(b)           any Restricted Payment constituting a dividend or distribution with respect to any Equity Interests in the Borrower or any Subsidiary requiring an irrevocable notice in advance of such Restricted Payment constituting a dividend or distribution.

“Loan Document ” means this Agreement, the Amendment No. 1, the Luxembourg Guaranty Agreement, the Spanish Guaranty Agreement, the Globant IT Guaranty Agreement, the Security Documents, the First Reaffirmation of Spanish Guaranty, the First Reaffirmation of Luxembourg Guaranty, the First Reaffirmation of Globant IT Guaranty, the Second Reaffirmation of Spanish Guaranty, the Second Reaffirmation of Luxembourg Guaranty, the Second Reaffirmation of Globant IT Guaranty, the Third Reaffirmation of Spanish Guaranty, the Third Reaffirmation of Luxembourg Guaranty, the Third Reaffirmation of Globant IT Guaranty, the Fourth Reaffirmation of Spanish Guaranty, the Fourth Reaffirmation of Luxembourg Guaranty, the Fourth Reaffirmation of Globant IT Guaranty, the Fifth Reaffirmation of Spanish Guaranty, the Fifth Reaffirmation of Luxembourg Guaranty, the Sixth Reaffirmation of Spanish Guaranty, the Sixth Reaffirmation of Luxembourg Guaranty, the Notes, the LC Applications and any other documents, agreements, certificates or instruments executed by or on behalf of any Loan Party or entered into in connection herewith.

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“Loan Party” means, individually, each of the Borrower and each Guarantor and “Loan Parties” means, collectively, the Borrower and Guarantors.

“Loans” means the loans made by the Lenders to the Borrower pursuant to this Agreement.

“Luxembourg Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, property, operations or financial condition of the Loan Parties and the Subsidiaries of the Borrower, taken as a whole, (b) the ability of any Loan Party to perform any of its obligations under any Loan Document, or (c) the validity or enforceability of this Agreement or any other Loan Document or the rights of or remedies or benefits available to the Administrative Agent, the Issuing Banks and the Lenders under the Loan Documents.

“Material Indebtedness” means Indebtedness (other than the Loans and Letters of Credit), or obligations in respect of one or more Hedging Agreements, of any one or more of the Loan Parties in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of any Loan Party in respect of any Hedging Agreement at any time shall be the maximum aggregate amount that such Loan Party would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means any direct and indirect Subsidiary of the Borrower that at any date of determination, holds more than five percent (5%) of either (i) the consolidated assets of the Borrower and its Subsidiaries or (ii) the consolidated revenues of the Borrower and its Subsidiaries (as determined in accordance with IFRS) for the Computation Period ending on the last day of the most recent period for which financial statements have been delivered after the Effective Date pursuant to Section 5.1; provided that all Subsidiaries that are not individually a “Material Subsidiary” shall not have (i) aggregate total consolidated assets of more than fifteen percent (15%) of the total consolidated assets the Borrower and its Subsidiaries or (ii) generated aggregate revenues of more than fifteen percent (15%) of the total consolidated revenues of the Borrower and its Subsidiaries as of such date (determined in accordance with IFRS) for such Computation Period.

“Maturity Date” means ~~May 30, 2028 or any earlier date on which repayment of the Obligations in~~, with respect ~~of~~to the Revolving Loans ~~is accelerated pursuant to the terms hereof~~, the Revolving Maturity Date, and with respect to the Term Loans, the Term Loan Maturity Date.

“Maximum Net Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Total Debt as of such day adjusted by deducting the aggregate amount of unrestricted, unencumbered cash and cash equivalents as set forth on the Consolidated balance sheets of the Parent and its Subsidiaries as of such day, in an amount not to exceed $100,000,000, to (b) Consolidated EBITDA for the Computation Period ending on such day minus cash payments made in respect of operating lease liabilities in accordance with IFRS for such period.

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“Minimum Cash Collateral Amount” means, at any time, (a) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 103% of the Fronting Exposures of all Issuing Banks with respect to Letters of Credit issued and outstanding at such time, and (b) otherwise, an amount determined by the Administrative Agent and the Issuing Banks in their sole and absolute discretion.

“Moody’s” means Moody’s Investors Service, Inc., and any successor thereto.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“Net Cash Proceeds” means in connection with any Asset Sale (other than an Asset Sale of receivables permitted under Section 6.5 pursuant to a true sale under a factoring or purchase agreement) or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalent Investments (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or by the Disposition of any non-cash consideration received in connection therewith or otherwise, but only as and when received) of such Asset Sale or Recovery Event, net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with IFRS (provided that, following the termination of such reserves, proceeds equal to any unused reserves shall be applied in accordance with Section 2.10(b)(i)).

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all affected Lenders in accordance with the terms of Section 9.2(b), and (b) has been approved by the Required Lenders.

“Non-Defaulting Lender” means, at any time, each Lender that is not a Defaulting Lender at such time.

“Note” has the meaning specified in Section 2.9(f).

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document, or otherwise with respect to any Loan or Letter of Credit (including, without limitation, the obligations to pay, discharge or satisfy any Erroneous Payment Subrogation Rights), in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided that the “Obligations” shall exclude any Excluded Swap Obligations.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

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“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.19(b)).

“Parent” means Globant S.A. (Luxembourg).

“Participant” has the meaning specified in Section 9.4(d).

“Participant Register” has the meaning specified in Section 9.4(d).

“PATRIOT Act” means the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

“Payment Recipient” has the meaning assigned to it in Section 8.15(a).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Encumbrances” means:

(a)           Liens imposed by law for taxes that are not yet due or are being contested in compliance with Section 5.4;

(b)           carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 5.4;

(c)           pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, other than any Lien imposed by ERISA;

(d)           deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

(e)           judgment liens in respect of judgments that do not constitute an Event of Default under Section 7.1(k);

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(f)           easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or materially interfere with the ordinary conduct of business of the Borrower or any Subsidiary;

(g)           any interest or title of a lessor under any operating lease entered into by the Borrower or any Subsidiary in the ordinary course of its business and covering only the assets so leased;

(h)           leases and subleases granted to others by the Borrower or any Subsidiary of the Borrower in the ordinary course of business on any real property that do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(i)            non-exclusive licenses of intellectual property granted in the ordinary course of business which do not, in any case, (x) materially detract from the value of the intellectual property subject thereto or (y) materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries and exclusive licenses of intellectual property granted in connection with any sale of assets permitted hereunder;

(j)            Liens in favor of customs and revenue authorities arising as a matter of law which secure payment of customs duties in connection with the importation of goods;

(k)           Liens arising solely by virtue of any statutory or common law provision relating to bankers’ liens, rights of setoff or similar rights;

(l)            customary restrictions on dispositions of assets to be disposed of pursuant to merger agreements, stock or asset purchase agreements and similar agreements, in each case, to the extent the entry into such agreements is otherwise permitted hereunder;

(m)          Liens securing lease, utility and other similar deposits in the ordinary course of business;

(n)           setoff rights in connection with repurchase obligations in favor of the counterparty to such obligations in connection with Cash Equivalent Investments of a type referred to in clause (d) of the definition thereof;

(o)           customary restrictions on assignment and transfer in intellectual property licenses under which the Borrower or any Subsidiary is a licensor or licensee; and

(p)           precautionary Liens filed in connection with any Disposition permitted under Section 6.5(f);

provided that, the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA, including a Pension Plan), maintained, contributed to or required to be contributed to, by the Borrower or with respect to which the Borrower may have any liability.

“Platform” means Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system.

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“Prime Rate” means the rate of interest per annum ~~publicly announced from time to time by HSBC as its~~equal to the “prime rate” ~~in effect at its office located at New York, New York; each change in the Prime Rate shall be effective from and including the date such change is publicly announced as being effective. The “prime rate” is a rate set by HSBC based upon various factors including HSBC’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by HSBC~~provided by such financial market data information provider as may be selected by HSBC from time to time; provided that if such rate of interest cannot be reasonably sourced from a third party financial market data provider then the “Prime Rate” shall mean the rate of interest per annum announced by HSBC as its prime rate in effect at its principal office. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Any change in the Prime Rate shall take effect at the opening of business on the ~~day specified in the public announcement~~effective date of such change. Notwithstanding any terms in this Agreement to the contrary, if at anytime such rate of interest is less than zero percent (0.0%) per annum, such rate shall be deemed to be zero percent (0.0%) per annum for purposes of this Agreement.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning specified in Section 9.17.

“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim (excluding business interruption and similar insurance claims) or any condemnation proceeding relating to any asset of any Person.

“Register” has the meaning specified in Section 9.4(c).

“Regulation U” means Regulation U of the FRB.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Removal Effective Date” has the meaning specified in Section 8.6.

“Required Lenders” means, at any time, Lenders, (a) with respect to Revolving Lenders, having more than 50% of the Revolving Credit Exposure and (b) with respect to Term Lenders, having more than 50% of the Term Loan Commitments and outstanding Term Loans, as the case may be; provided that, the Revolving Credit Exposure, Term Loan Commitments and outstanding Term Loans of any Defaulting Lender shall be disregarded in determining Required Lenders at any time; provided further that, if at any time there are two or three Lenders, “Required Lenders” shall not be less than two Lenders.

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“Required Revolving Lenders” means, at any time, Revolving Lenders having more than 50% of the aggregate Revolving Credit Exposure of all Revolving Lenders (excluding the Revolving Credit Exposure of any Defaulting Lender); provided that, if at any time there are two or three Lenders, “Required Lenders” shall not be less than two Lenders.

“Resignation Effective Date” has the meaning specified in Section 8.6(a).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, chief operating officer, president or Financial Officer of the Borrower, Globant IT, the Parent or Globant S.A. (Spain), as applicable.

“Restricted Payment” means (i) any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interests in the Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interests in the Borrower or any Subsidiary or any option, warrant or other right to acquire any such Equity Interests in the Borrower or any Subsidiary, (ii) any payment of management fees or similar fees by the Borrower or any Subsidiary to any of its equity holders or any Affiliate thereof and (iii) any purchase of Equity Interests from present or former officers, directors or employees (or their respective spouses, ex-spouses or estates) of any Loan Party or any of their Subsidiaries in connection with restricted stock or the exercise of stock options, stock appreciation rights or similar equity incentives or equity based incentives pursuant to management incentive plans upon the death, disability, retirement, severance or termination of employment of such officer, director or employee.

“Revolving Commitment” means, with respect to each Lender, the commitment, if any, of such Lender to make Revolving Loans and to acquire participations in Letters of Credit and Swingline Loans hereunder, expressed as an amount representing the maximum aggregate amount of such Lender’s Revolving Credit Exposure hereunder, as such commitment may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9.4. The initial amount of each Lender’s Revolving Commitment is set forth on Schedule 2.1, or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable. The initial aggregate amount of the Revolving Lenders’ Revolving Commitments is $725,000,000.

“Revolving Credit Exposure” means, as to any Revolving Lender at any time, the aggregate principal amount at such time of such Lender’s outstanding Revolving Loans, LC Exposure and participation in Swingline Loans at such time.

“Revolving Facility” has the meaning specified in the definition of “Facility” in this Section.

“Revolving Lender” means, as of any date of determination, a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Credit Exposure.

“Revolving Loan” has the meaning specified in Section 2.1.

“Revolving Maturity Date” means May 30, 2028 or any earlier date on which repayment of the Obligations in respect of Revolving Loans is accelerated pursuant to the terms hereof.

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“S&P” means S&P Global Ratings, a division of Standard & Poor’s Financial Services LLC, and any successor thereto.

“Sanctions” has the meaning specified in Section 3.14.

“SEC” means the Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Second Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated as June 2, 2022, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated as of June 2, 2022, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of February 6, 2020, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Security Agreement” means the reaffirmation, dated as of February 6, 2020, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Second Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of February 6, 2020, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“Secured Obligations” means, collectively, (i) the Obligations, and (ii) all obligations of any Loan Party under any Lender Provided Hedging Agreement or any Lender Provided Financial Service Product, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding; provided, that the aggregate Lender Provided Financial Services Products’ obligations and Lender Provided Hedging Agreements’ obligations to wholly-owned direct Subsidiaries of the Parent (that are not Loan Parties) which may be treated as Secured Obligations in accordance with Section 7.2 shall not exceed in the aggregate at any time outstanding the greater of (i) $70,000,000 or (ii) twenty percent (20%) of Consolidated EBITDA; and provided, further, that, the “Secured Obligations” shall exclude any Excluded Swap Obligations.

“Secured Parties” means the Administrative Agent, each Lender and any other holder of Secured Obligations.

“Security Agreement” means the Security Agreement, dated as of August 3, 2017, made by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

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“Security Documents” means the Security Agreement, the First Reaffirmation of Security Agreement, the Second Reaffirmation of Security Agreement, the Third Reaffirmation of Security Agreement, the Fourth Reaffirmation of Security Agreement, the Fifth Reaffirmation of Security Agreement, the Sixth Reaffirmation of Security Agreement, the Globant IT Security Agreement, the First Reaffirmation of Globant IT Security Agreement, the Second Reaffirmation of Globant IT Security Agreement, the Third Reaffirmation of Globant IT Security Agreement, the Fourth Reaffirmation of Globant IT Security Agreement and all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the Secured Obligations.

“Sixth Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Sixth Reaffirmation of Security Agreement” means the reaffirmation, dated as of June 18, 2025, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Sixth Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of June 18, 2025, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Alternate Base Rate”.

“Spanish Guaranty Agreement” means the guaranty, dated as of August 3, 2017, by the Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties, as may be amended, amended and restated, supplemented, reaffirmed, or otherwise modified from time to time.

“Subsidiary” means, with respect to any Person, any other Person the accounts of which would be consolidated with those of such Person in such Person’s consolidated financial statements if such financial statements were prepared in accordance with IFRS as well as any other Person (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, by such Person, or (b) that is, as of such date, otherwise Controlled by such Person. Unless the context otherwise specifically requires, the term “Subsidiary” shall refer to a Subsidiary of the Borrower.

“Supported QFC” has the meaning specified in Section 9.17.

“Sustainability Structuring Agent” means a sustainability structuring agent selected by the Borrower.

“Swap Obligations” means with respect to any Guarantor any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

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“Swingline Exposure” means, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the total Swingline Exposure at such time.

“Swingline Lender” means HSBC, in its capacity as lender of Swingline Loans hereunder, or such other Lender as the Borrower may from time to time select, with the consent of the Administrative Agent, as the Swingline Lender hereunder pursuant to Section 2.4; provided that, such Lender has agreed to be a Swingline Lender.

“Swingline Loan” means a Loan made pursuant to Section 2.4.

“Swingline Sublimit” means an amount equal to the lesser of (a) $5,000,000, and (b) the aggregate Revolving Commitments. The Swingline Sublimit is part of, and not in addition to, the Revolving Facility.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Facility” has the meaning specified in the definition of “Facility” in this Section.

“Term Lender” means, as of any date of determination, Lenders having a Term Loan Commitment or a Term Loan.

“Term Loan” has the meaning specified in Section 2.1.

“Term Loan Commitment” means (a) as to any Term Lender, the aggregate commitment of such Lender to make a Term Loan as set forth on Schedule 2.1 or in the Assignment and Assumption executed by such Lender pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable, and (b) as to all Lenders, the aggregate commitment of all Lenders to make Term Loans, which aggregate commitment is $375,000,000 on the date of this Agreement.

“Term Loan Maturity Date” means May 30, 2028 or any earlier date on which repayment of the Obligations in respect of the Term Loans is accelerated pursuant to the terms hereof.

“Term SOFR” means,

(a)           for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

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(b)           for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ABR Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any ABR Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such ABR SOFR Determination Day.

“Term SOFR Adjustment” means, for any calculation with respect to a SOFR Loan that is a Revolving Loan or the SOFR prong of an ABR Loan that is a Revolving Loan, a percentage per annum as set forth below for the applicable Type of such Revolving Loan and (if applicable) Interest Period therefor:

Interest Period	Percentage
One month	0.10%
Three months	0.10%
Six months	0.10%

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Third Reaffirmation of Globant IT Guaranty” means the reaffirmation, dated of even date herewith, of the Globant IT Guaranty Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Globant IT Security Agreement” means the reaffirmation, dated of even date herewith, of the Globant IT Security Agreement by Globant IT in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Luxembourg Guaranty” means the reaffirmation, dated as October 1, 2021, of the Luxembourg Guaranty Agreement by the Parent in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Security Agreement” means the reaffirmation, dated as of October 1, 2021, of the Security Agreement by the Borrower in favor of the Administrative Agent for the benefit of the Secured Parties.

“Third Reaffirmation of Spanish Guaranty” means the reaffirmation, dated as of October 1, 2021, of the Spanish Guaranty Agreement by Globant S.A. (Spain) in favor of the Administrative Agent for the benefit of the Secured Parties.

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“Total Credit Exposure” means, as to any Lender at any time, the outstanding unused Commitments ~~and~~, the Revolving Credit Exposure and the outstanding Term Loans of such Lender at such time.

“Trade Date” has the meaning specified in Section 9.4(b)(i)(B).

“Transaction Costs” means, with respect to the Transactions or any Acquisition, the reasonable and documented fees, charges and other amounts related to the Transactions (including, in each case, any reasonable and documented underwriting, commitment, arrangement, structuring or similar fees), reasonable and documented merger and acquisition fees (including any investment and banking or brokerage fees, reasonable and documented legal fees and expenses, consulting and valuation fees, due diligence fees or any other fees and expenses in connection therewith).

“Transactions” means (a) the repayment of all Loans outstanding under the Existing Credit Agreement, together with all interest and other amounts due and payable with respect thereto, (b) the execution, delivery and performance by the Loan Parties of the Loan Documents, (c) the borrowing of Loans, (d) the use of the proceeds thereof and (e) the issuance of Letters of Credit.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to SOFR or the Alternate Base Rate.

“UK Bribery Act” has the meaning specified in Section 3.23.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person subject to IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“United States” and “U.S.” mean the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the IRC.

“U.S. Special Resolution Regimes” has the meaning specified in Section 9.17.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 2.17(g)(ii)(B)(3).

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“Wholly Owned Subsidiary” means, as to any Person, any other Person all of the Equity Interests of which (other than directors’ qualifying shares required by law) are owned by such Person directly and/or through other Wholly Owned Subsidiaries.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.2           Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “SOFR Loan”) or by Class and Type (e.g., a “SOFR Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “SOFR Borrowing”) or by Class and Type (e.g., a “SOFR Revolving Borrowing”).

Section 1.3           Terms Generally; Rules of Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.4           Accounting Terms and Determinations; IFRS. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

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Section 1.5           Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number.

Section 1.6           Time of Day. Unless otherwise specified, all references herein to time of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.7           Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.8           Amendment and Restatement; No Novation. This Agreement constitutes an amendment and restatement of the Existing Credit Agreement. All indebtedness and other obligations under the Existing Credit Agreement are hereby renewed and continued and hereafter will be governed by this Agreement. The execution and delivery of this Agreement is not intended to constitute a novation of any indebtedness or other obligations owing to the Lenders under the Existing Credit Agreement. As of the date hereof, the credit facility described in the Existing Credit Agreement shall be amended, supplemented, modified, and restated in its entirety by the credit facility described herein, and all loans and other obligations of the Borrower outstanding as of such date under the Existing Credit Agreement shall be deemed to be loans and obligations outstanding under this Agreement without any further action by any Person, except that the Administrative Agent, the Lenders and the lenders under the Existing Credit Agreement that are not Lenders under this Agreement (if any) shall make such transfer and advances of funds, repayments of loan and obligations under the Existing Credit Agreement, and other adjustments as are necessary in the opinion of the Administrative Agent so that the outstanding balance of all Loans and Obligations hereunder on the Effective Date, including any Loans funded on the Effective Date under this Agreement, reflect the Commitments of each Lender hereunder on the Effective Date. Notwithstanding anything to the contrary in the Existing Credit Agreement or in this Agreement, no other documents or instruments, including any Assignment and Assumption, shall be, or shall be required to be, executed in connection with any such assignments (all of which requirements are hereby waived), and such assignments shall be deemed to be made with all applicable representations, warranties and covenants as if evidenced by an Assignment and Assumption. On the Effective Date, the applicable Lenders shall make full cash settlement with one another either directly or through the Administrative Agent, as the Administrative Agent may direct or approve, with respect to any assignments, reallocations and other changes in Commitments and the portion of the outstanding Loans allocable to each Lender, such that after giving effect to such settlements, the Commitments of each Lender shall be as set forth on Schedule 2.1. The Borrower shall not be required to repay any loans or obligations under the Existing Credit Agreement in connection with the execution and delivery of this Agreement.

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Section 1.9           Rates. The interest rate on a Loan denominated in Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.23 provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, ABR, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain ABR, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark including any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article II

The Credits

Section 2.1           Commitments. Subject to the terms and conditions set forth herein, (a) each Revolving Lender (severally and not jointly) agrees to make Revolving Loans to the Borrower in Dollars under the Revolving Commitment (each, a “Revolving Loan”) from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Commitment then in effect, or (ii) the sum of the total Revolving Credit Exposure exceeding the aggregate Revolving Commitments and (b) each Term Lender (severally and not jointly) agrees to make Term Loans available to the Borrower in Dollars under the Term Loan Commitment (each, a “Term Loan”) on the Amendment No. 1 Effective Date in an amount equal to such Lender’s Term Loan Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed.

Section 2.2           Loans and Borrowings.

(a)           Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the applicable Lenders ratably in accordance with their respective Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that, the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. Any Swingline Loan shall be made in accordance with the procedures set forth in Section 2.4.

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(b)           Subject to Section 2.13, each Borrowing shall be comprised entirely of Base Rate Loans or SOFR Loans as the Borrower may request in accordance with this Agreement; provided that, all Borrowings made on the Effective Date must be made as Base Rate Borrowings (unless the Borrower executes a funding indemnity letter in form and substance reasonably satisfactory to the Administrative Agent) but may be converted into SOFR Borrowings in accordance with Section 2.7. Each Swingline Loan shall be a Base Rate Loan. Each Lender at its option may make any SOFR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that, any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement.

(c)           At the commencement of each Interest Period for any SOFR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $1,000,000 and not less than $5,000,000. At the time that each Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000; provided that, a Base Rate Revolving Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Revolving Commitments then in effect or is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.5(e). Each Swingline Loan shall be in an amount that is an integral multiple of $100,000 and not less than $1,000,000. Borrowings of more than one Type and Class may be outstanding at the same time; provided that, there shall not at any time be more than a total of seven SOFR Borrowings under the Facilities outstanding.

(d)           Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue any Borrowing of any Class if the Interest Period requested with respect thereto would end after the Revolving Maturity Date (in the case of Revolving Loans) or the Term Loan Maturity Date (in the case of Term Loans).

Section 2.3           Requests for Borrowings. To request a Borrowing (other than a Swingline Borrowing, which may be requested under Section 2.4(a)), the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower by (a) in the case of a SOFR Borrowing, not later than 1:00 p.m. three Business Days before the date of the proposed Borrowing or (b) in the case of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of the proposed Borrowing; provided that, any such notice of a Base Rate Revolving Borrowing to finance the reimbursement of an LC Disbursement as contemplated by Section 2.5(e) may be given not later than 10:00 a.m. on the date of the proposed Borrowing. Each such Borrowing Request shall be irrevocable and shall be submitted by hand delivery, telecopy or electronic communication to the Administrative Agent. Each such Borrowing Request shall specify the following information in compliance with Section 2.2:

(i)           the aggregate principal amount of the requested Borrowing;

(ii)          the date of such Borrowing, which shall be a Business Day;

(iii)         whether such Borrowing is to be a Base Rate Borrowing or a SOFR Borrowing;

(iv)         the Class of such Borrowing;

(v)         in the case of a SOFR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

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(vi)           the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.6.

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Base Rate Borrowing. If no Interest Period is specified with respect to any requested SOFR Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender in the applicable Facility of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.4           Swingline Loans.

(a)           Subject to the terms and conditions set forth herein, the Swingline Lender, in reliance on the agreements of the Revolving Lenders set forth in this Section, agrees to make Swingline Loans under the Revolving Commitments to the Borrower in Dollars from time to time on any Business Day during the Availability Period, in an aggregate principal amount at any time outstanding that will not result in (i) the aggregate principal amount of outstanding Swingline Loans exceeding the Swingline Sublimit, (ii) the total Revolving Credit Exposure exceeding the total Revolving Commitments then in effect, or (iii) Revolving Credit Exposure of any Revolving Lender exceeding such Lender’s Revolving Commitment; provided that, the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans. Each Swingline Loan shall be in an amount that is not less than $1,000,000. Swingline Loans shall be Base Rate Loans. Immediately upon the making of a Swingline Loan by the Swingline Lender, each Revolving Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swingline Lender a participation in such Swingline Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of such Swingline Loan.

(b)           To request a Swingline Loan, the Borrower shall notify the Administrative Agent of such request by submitting a Borrowing Request signed by the Borrower (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication), not later than 12:00 noon on the day of a proposed Swingline Loan. Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan. The Administrative Agent will promptly advise the Swingline Lender of any such notice received from the Borrower. The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to a deposit account of the Borrower with the Swingline Lender (or, in the case of a Swingline Loan made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e), by remittance to the applicable Issuing Bank) by 3:00 p.m. on the requested date of such Swingline Loan.

(c)           (i)           The Swingline Lender may, at any time and from time to time in its sole and absolute discretion, request, on behalf of the Borrower (which hereby irrevocably authorizes the Swingline Lender to so request on its behalf), on one Business Day’s notice given by the Swingline Lender not later than 12:00 noon, that each Revolving Lender make, and each Revolving Lender hereby agrees to make, a Base Rate Loan in an amount equal to such Revolving Lender’s Applicable Percentage of the amount of Swingline Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Borrowing Request for purposes hereof) and in accordance with the requirements of Sections 2.2 and 2.3, without regard to the minimums and multiples specified therein, but subject to the aggregate unused Revolving Commitments and the conditions set forth in Section 4.2. The Swingline Lender shall furnish the Borrower with a copy of such Borrowing Request promptly after delivering such notice to the Administrative Agent. Each Revolving Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Borrowing Request available to the Administrative Agent in immediately available funds (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swingline Loan) for the account of the Swingline Lender at the Administrative Agent’s office not later than 10:00 a.m. one Business Day after the date of such Borrowing Request, whereupon, subject to clause (c)(ii) of this Section, each Revolving Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount.

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(ii)          If for any reason any Swingline Loan cannot be refinanced by a Revolving Borrowing in accordance with clause (c)(i) of this Section, the request for Base Rate Loans submitted by the Swingline Lender as set forth herein shall be deemed to be a request by the Swingline Lender (or, if the Swingline Lender has not submitted a request for Base Rate Loans, the Swingline Lender may request by notice to the Administrative Agent) that each of the Revolving Lenders fund its participation in the relevant Swingline Loan and each Revolving Lender’s payment to the Administrative Agent for the account of the Swingline Lender pursuant to clause (c)(i) shall be deemed payment in respect of such participation. The Administrative Agent shall notify the Borrower of any participations in any Swingline Loan funded pursuant to this clause (c), and thereafter payments in respect of such Swingline Loan (to the extent of such funded participations) shall be made to the Administrative Agent and not to the Swingline Lender.

(iii)         Each Revolving Lender agrees that its obligation to acquire participations in Swingline Loans and make Revolving Loans pursuant to this Section 2.4 is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, counterclaim, recoupment, defense, deduction, abatement, withholding or reduction whatsoever; provided that, each Revolving Lender’s obligation to make Revolving Loans pursuant to this Section is subject to the conditions set forth in Section 4.2.

(iv)         Each Revolving Lender shall comply with its obligations under this Section 2.4(c) by wire transfer of immediately available funds, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the Swingline Lender the amounts so received by it from the Revolving Lenders. Any amounts received by the Swingline Lender from the Borrower (or other party on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Revolving Lender’s participation was outstanding and funded and, in the case of principal and interest payments, to reflect such Revolving Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due) shall be promptly remitted, in like funds received, to the Administrative Agent; any such amounts received by the Administrative Agent shall be promptly remitted by the Administrative Agent, in such funds, to the Revolving Lenders that shall have made their payments pursuant to this Section 2.4(c) and to the Swingline Lender, as their interests may appear; provided that, any such payment so remitted shall be repaid to the Swingline Lender or to the Administrative Agent, as applicable, if and to the extent such payment is required to be refunded to the Borrower for any reason. The purchase of participations in a Swingline Loan pursuant to this Section 2.4 shall not relieve the Borrower of any default in the payment thereof.

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(v)         Any Swingline Lender may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the Borrower. Upon receipt of any such notice of resignation, a successor Swingline Lender (which shall be a Lender) may be appointed by the Required Lenders or the Borrower, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the Borrower and shall have accepted such appointment within 30 days after the retiring Swingline Lender gives notice of its resignation (or such earlier day as shall be agreed by the Borrower), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of a Swingline Lender hereunder, the retiring Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swingline Lender under this Agreement and the other Loan Documents with respect to Swingline Loans made by it prior to such resignation but shall not be required to make any additional Swingline Loans.

Section 2.5           Letters of Credit.

(a)           General. Subject to the terms and conditions set forth herein, each Issuing Bank agrees, in reliance upon the agreements of the Revolving Lenders set forth in this Section, (i) from time to time on any Business Day during the Availability Period, to issue Letters of Credit, in forms reasonably acceptable to the Administrative Agent and such Issuing Bank, for the account of the Borrower and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.5(b), and (ii) to honor drawings under the Letters of Credit; provided that, no Issuing Bank shall be obligated to issue any Letter of Credit or to amend or extend any Letter of Credit if, after giving effect thereto, (x) the total Revolving Credit Exposure would exceed the total Revolving Commitments then in effect or (y) the LC Exposure would exceed the LC Sublimit. Letters of Credit shall constitute utilization of the Revolving Commitments. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any LC Application or other agreement submitted by the Borrower to, or entered into by the Borrower with, any Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control. Notwithstanding anything herein to the contrary, no Issuing Bank shall have any obligation hereunder to issue, and shall not issue, any Letter of Credit the proceeds of which would be made available to any Person (i) to fund any activity or business of or with any Person that is the subject of Sanctions, or in any country or territory that is the subject of Sanctions, or (ii) in any manner that would result in a violation of any Sanctions by any party to this Agreement. It is hereby acknowledged and agreed that each of the letters of credit described on Schedule 2.5 (each, an “Existing Letter of Credit”) shall constitute a “Letter of Credit” for all purposes of this Agreement and shall be deemed issued under this Agreement on the Effective Date.

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(b)           Notice of Issuance. Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension of an outstanding Letter of Credit), the Borrower shall deliver by hand or telecopy (or if arrangements for doing so have been approved the Administrative Agent and by the applicable Issuing Bank, electronic communication) to such Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend or extend such Letter of Credit. The form of any requested Letter of Credit or any requested amendment or extension of a Letter of Credit shall be reasonably acceptable to the applicable Issuing Bank. No Issuing Bank shall be obligated to issue any Letter of Credit (i) in violation of any Applicable Law or policy of such Issuing Bank or any Revolving Lender, (ii) if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, (iii) except as otherwise agreed by the Administrative Agent and such Issuing Bank, if such Letter of Credit is in an initial stated amount less than $25,000, or (iv) if such Letter of Credit contains any provision for automatic reinstatement of the stated amount after any drawing thereunder. If requested by the applicable Issuing Bank, the Borrower also shall submit an LC Application in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the LC Exposure shall not exceed the LC Sublimit, (ii) the total Revolving Credit Exposure shall not exceed the total Revolving Commitments then in effect, and (iii) the other conditions thereto set forth in this Agreement are met. No Issuing Bank shall be under any obligation to amend or extend any Letter of Credit if (i) such Issuing Bank would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof, or (ii) the beneficiary of such Letter of Credit does not accept the proposed amendment thereto.

(c)           Expiration Date. Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension thereof, one year after such extension), and (ii) the date that is 30 days prior to the Revolving Maturity Date; provided that, any Letter of Credit may, with the consent of the applicable Issuing Bank, be automatically extendable for successive one-year periods (which shall in no event extend beyond the date referred to in the foregoing clause (ii)).

(d)           Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any Issuing Bank or the Revolving Lenders, each applicable Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. Each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in clause (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason. Each Revolving Lender agrees that its obligation to acquire participations pursuant to this Section 2.5(d) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Revolving Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

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(e)           Reimbursement. If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12:00 noon on the date that such LC Disbursement is made, if the Borrower shall have received notice of such LC Disbursement prior to 10:00 a.m. on such date, or, if such notice has not been received by the Borrower prior to such time on such date, then not later than 12:00 noon on (i) the Business Day that the Borrower receives such notice, if such notice is received prior to 10:00 a.m. on the day of receipt, or (ii) the Business Day immediately following the day that the Borrower receives such notice, if such notice is not received prior to such time on the day of receipt; provided that, the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.3 or 2.4 that such payment be financed with a Base Rate Revolving Borrowing or Swingline Loan in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Base Rate Revolving Borrowing or Swingline Loan. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.6 with respect to Loans made by such Revolving Lender (and Section 2.6 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2.5(e), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this Section 2.5(e) to reimburse such Issuing Bank, then to such Revolving Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this Section 2.5(e) to reimburse any Issuing Bank for any LC Disbursement (other than the funding of Base Rate Revolving Loans or a Swingline Loan as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.

(f)            Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in clause (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of recoupment or setoff against, the Borrower’s Obligations hereunder. None of the Administrative Agent, the Lenders or any Issuing Bank, or any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any circumstance referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of any Issuing Bank; provided that, the foregoing shall not be construed to excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive, consequential or exemplary damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by Applicable Law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of such Issuing Bank (as determined in a final and non-appealable judgment by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties hereto expressly agree that the applicable Issuing Bank may, in its sole and absolute discretion, either accept documents that appear on their face to be in substantial compliance with the terms of the related Letter of Credit, without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit, and such Issuing Bank shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

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(g)           Disbursement Procedures. Each Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit issued by it. Such Issuing Bank shall promptly notify the Administrative Agent and the Borrower in writing (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that, any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.

(h)           Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate per annum then applicable to Base Rate Revolving Loans; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to clause (e) of this Section, then Section 2.12(c) shall apply. Interest accrued pursuant to this clause (h) shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to clause (e) of this Section to reimburse such Issuing Bank shall be for the account of such Revolving Lender to the extent of such payment.

(i)            Replacement of Issuing Banks; Resignation of Issuing Bank.

(i)            Any Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.11(e). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit.

(ii)           Any Issuing Bank may resign at any time by giving 30 days’ prior notice of its resignation to the Administrative Agent, the Lenders and the Borrower. Upon receipt of any such notice of resignation, a successor Issuing Bank (which shall be a Lender) may be appointed by the Required Lenders or the Borrower, in each case, with the consent of the Administrative Agent (not to be unreasonably withheld, conditioned or delayed). If no such successor shall have been so appointed by the Required Lenders or the Borrower and shall have accepted such appointment within 30 days after the retiring Issuing Bank gives notice of its resignation (or such earlier day as shall be agreed by the Borrower), such resignation shall become effective on such thirtieth day, whether or not a successor has been appointed. After the resignation of an Issuing Bank hereunder, the retiring Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation but shall not be required to issue additional Letters of Credit or to extend or increase any existing Letter of Credit.

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(j)            Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Revolving Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure) demanding the deposit of cash collateral pursuant to this clause (j), the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Issuing Banks and the Revolving Lenders, an amount in cash equal to 103% of the LC Exposure as of such date; provided that, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.1(h) and Section 7.1(i), the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable without demand or other notice of any kind. Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. The Borrower hereby grants to the Administrative Agent, for the benefit of the Issuing Banks and the Revolving Lenders, and agrees to maintain, a first priority security interest in all such Cash Collateral to secure the Secured Obligations, free and clear of all other Liens. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such cash collateral account and the amounts deposited therein shall not bear interest. Moneys in such cash collateral account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposures representing greater than 50% of the aggregate LC Exposure), shall be applied to satisfy other Obligations. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived.

(k)           Applicability of ISP98. Unless otherwise expressly agreed by the applicable Issuing Bank and the Borrower when a Letter of Credit is issued, the rules of ISP98 shall apply to each standby Letter of Credit.

Section 2.6             Funding of Borrowings.

(a)           Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 noon to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s Applicable Percentage; provided that, Swingline Loans shall be made as provided in Section 2.4. The Administrative Agent will make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in New York, New York and designated by the Borrower in the applicable Borrowing Request; provided that, Base Rate Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.5(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

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(b)           Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section and may, in its sole and absolute discretion in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, or (ii) in the case of the Borrower, the interest rate applicable to Base Rate Loans of the applicable Class. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent. Nothing in this Section 2.6(b) shall obligate the Administrative Agent to prefund any amount.

Section 2.7             Interest Elections. (a) Each Borrowing initially shall be of the Type and Class specified in the applicable Borrowing Request and, in the case of a SOFR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request or as otherwise specified in Section 2.3. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a SOFR Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. This Section shall not apply to Swingline Borrowings, which may not be converted or continued.

(b)           To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election by submitting an Interest Election Request signed by the Borrower by the time that a Revolving Borrowing Request would be required under Section 2.3 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election (it being understood that such notification procedure also applies when the Borrower elects to continue or convert a Term Borrowing). Each such Interest Election Request shall be irrevocable and shall be submitted by hand delivery or telecopy (or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) to the Administrative Agent.

(c)           Each written Interest Election Request shall specify the following information in compliance with Section 2.2:

(i)            the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)           the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)          whether the resulting Borrowing is to be a Base Rate Borrowing or a SOFR Borrowing; and

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(iv)          if the resulting Borrowing is a SOFR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a SOFR Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d)           Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)           If the Borrower fails to deliver a timely Interest Election Request with respect to a SOFR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to a Base Rate Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a SOFR Borrowing and (ii) unless repaid, each SOFR Borrowing shall be converted to a Base Rate Borrowing at the end of the Interest Period applicable thereto.

Section 2.8             Termination and Reduction of Commitments.

(a)           Unless previously terminated, the Revolving Commitments shall be automatically and permanently reduced to zero on the Revolving Maturity Date. The Term Loan Commitments shall be automatically and permanently reduced to zero on the Amendment No. 1 Effective Date.

(b)           The Borrower may, at any time and from time to time, reduce or terminate the Revolving Commitments; provided that, (i) each partial reduction of the ~~Commitment~~Revolving Commitments shall be in a minimum amount of $10,000,000 or in an integral multiple of $1,000,000 in excess thereof, and (ii) the Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.10, the sum of the Revolving Credit Exposure would exceed the aggregate Revolving Commitments.

(c)           The Borrower shall notify the Administrative Agent of any election to reduce or terminate the Revolving Commitments under clause (b) of this Section at least three Business Days prior to the effective date of such reduction or termination, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that, any such notice of reduction or termination of the Revolving Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or closing of another transaction, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any reduction or termination of the Revolving Commitments shall be permanent.

(d)           Each termination or reduction in the Revolving Commitments shall be made ratably among the Revolving Lenders in accordance with their respective applicable Revolving Commitments.

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Section 2.9             Repayment of Loans; Evidence of Debt.

(a)           The Borrower hereby unconditionally promises to pay (i) to the Administrative Agent for the account of each Revolving Lender the then-unpaid principal amount of each Revolving Loan and Additional Revolving Loan on the Revolving Maturity Date, (ii) to the Administrative Agent for the account of each Term Lender the then-unpaid principal amount of each Term Loan on the Term Loan Maturity Date, and (~~ii~~iii) to the Swingline Lender the then-unpaid principal amount of each Swingline Loan on the earlier of the Revolving Maturity Date and the first date after such Swingline Loan is made that is the last day of a calendar month and is at least two Business Days after such Swingline Loan is made; provided that, on each date that a Revolving Borrowing is made, the Borrower shall repay all Swingline Loans then outstanding.

~~(b) [Reserved].~~

(b)           The Borrower hereby unconditionally promises to pay to the Administrative Agent, for the account of each Term Lender, such Term Lender’s Applicable Percentage of the initial aggregate principal amount of Term Loans extended to the Borrower in equal quarterly amounts for each year following the Effective Date equal to five percent (5.0%) thereof (which payments shall be made, commencing with the first full fiscal quarter following the Borrowing thereof, on the last day of each March, June, September and December of each year), with any then-unpaid principal amount, together with all other amounts owed with respect thereto, payable on the Term Loan Maturity Date.

(c)           Each Lender shall maintain, in accordance with its usual practice, an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d)           The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder and any promissory note evidencing such Loan, the Class and Type thereof and the Interest Period, if any, applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(e)           The entries made in the accounts maintained pursuant to clause (b) or (d) of this Section shall be prima facie evidence of the existence and amounts of the Obligations recorded therein; provided that, the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Obligations or the Loans in accordance with the terms of this Agreement.

(f)           Any Lender may request that Loans made by it be evidenced by a promissory note (each, a “Note”) substantially in the form of Exhibit A-1 for the Amended and Restated Revolving Note, Exhibit A-2 for the Term Note, and Exhibit A-3 for the Swingline Note. In such event, the Borrower shall prepare, execute and deliver to such Lender Notes payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns). Thereafter, the Loans evidenced by such Notes and interest thereon shall at all times (including after assignment pursuant to Section 9.4) be represented by one or more Notes payable to the order of the payee named therein.

Section 2.10            Prepayment of Loans.

(a)           Voluntary. The Borrower shall have the right at any time and from time to time to prepay any Loan in whole or in part, subject to prior notice in accordance with this Section. Each voluntary prepayment of the Term Loans shall be applied to the remaining installments of the Term Loans in the inverse order of maturity.

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(b)           Mandatory.

(i)            The Borrower shall make a prepayment of the Loans until paid in full upon the occurrence of any of the following at the following times and in the following amounts: Concurrently with the receipt by the Borrower or any of its Subsidiaries of any Net Cash Proceeds from any Asset Sale or Recovery Event, in an amount equal to 100% of such Net Cash Proceeds; provided that, (x) so long as no Event of Default shall have occurred and be continuing, and (y) upon written notice to the Administrative Agent, the Borrower, directly or through one or more of its Subsidiaries, shall have the option to invest such Net Cash Proceeds within 180 days of receipt thereof in assets of the type used in the business of the Borrower or any of its Subsidiaries; provided further that, if such Net Cash Proceeds are not so reinvested within such 180-day period but are committed to be reinvested pursuant to a binding obligation, the Borrower or its Subsidiaries (as applicable) shall have an additional 90 days to reinvest such Net Cash Proceeds.

(ii)           Mandatory prepayments of the Loans shall be applied, first, to prepayment of the ~~Swingline Loans~~Term Loans to the remaining installments of the Term Loans in the inverse order of maturity; second, if all the Term Loans have been paid in full, to prepayment of the Swingline Loans; third, if all Term Loans and Swingline Loans have been paid in full, to repayment of outstanding LC Disbursements; ~~third~~fourth, if all Term Loans, Swingline Loans and outstanding LC Disbursements have been paid in full, to prepayment of the Revolving Loans; and ~~fourth~~fifth, if all Term Loans, Swingline Loans, outstanding LC Disbursements and Revolving Loans have been paid in full, to Cash Collateralize all LC Exposure, if any, in an amount equal to 103% of such LC Exposure, on terms, pursuant to documentation, and in form and substance reasonably satisfactory to the Administrative Agent and each applicable Issuing Bank.

(c)           Notice Matters. The Borrower shall notify the Administrative Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) by submitting a written notice signed by the Borrower (by hand delivery, telecopy or, if arrangements for doing so have been approved by the Administrative Agent, electronic communication) of any prepayment hereunder (i) in the case of prepayment of a SOFR Borrowing, not later than 1:00 p.m. three Business Days before the date of prepayment, (ii) in the case of prepayment of a Base Rate Borrowing, not later than 1:00 p.m. one Business Day before the date of prepayment, or (iii) in the case of prepayment of a Swingline Loan, not later than 12:00 noon on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a conditional notice of termination of the Revolving Commitments as contemplated by Section 2.8, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.8. Promptly following receipt of any such notice relating to a Term Borrowing or Revolving Borrowing, the Administrative Agent shall advise the Lenders in the applicable Facility of the contents thereof. Each partial prepayment of any Term Borrowing or Revolving Borrowing under Section 2.10(a) shall be in an amount that would be permitted in the case of an advance of a Term Borrowing or Revolving Borrowing of the same Type as provided in Section 2.2. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.12. If a SOFR Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 2.16.

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(d)           Overadvance. The Borrower shall prepay Revolving Loans and Swingline Loans hereunder in such amounts and at such times (including in connection with any optional or scheduled reduction of the total amount of the Revolving Commitments) to assure that the total Revolving Credit Exposure does not exceed the then-current total amount of Revolving Commitments.

Section 2.11           Fees.

(a)           Commitment Fees. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee, which shall accrue at the Commitment Fee Rate per annum of the average daily amount of the unused Revolving Commitment (if any) of such Lender during the period from and including the Effective Date to but excluding the date on which such Revolving Commitment terminates. Accrued commitment fees shall be payable in arrears on the last day of March, June, September and December of each year and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof.

(b)           [Reserved].

(c)           Letter of Credit Fees. The Borrower agrees to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the same Applicable Rate used to determine the interest rate applicable to SOFR Revolving Loans on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Effective Date to but excluding the later of (x) the date on which such Revolving Lender’s Revolving Commitment terminates and (y) the date on which such Revolving Lender ceases to have any LC Exposure (provided that, this clause (i) is subject to Section 2.12(c)), and (ii) to each applicable Issuing Bank a fronting fee of 0.25% per annum on the average daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) allocable to Letters of Credit issued by such Issuing Bank during the period from and including the Effective Date to but excluding the later of the (x) date on which such Issuing Bank’s Revolving Commitments terminates and (y) the date on which such Issuing Bank ceases to have any LC Exposure, as well as the applicable Issuing Bank’s standard fees with respect to the issuance, amendment or extension of any Letter of Credit or processing of drawings thereunder. Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following the last day of each such month, commencing on the first such date to occur after the Effective Date; provided that, any accrued fees in respect of a Letter of Credit shall be payable on the date on which such Letter of Credit terminates, all such fees shall be payable on the date on which the Revolving Commitments terminate, and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to the Issuing Banks pursuant to this Section 2.11(c) shall be payable within 10 days after demand.

(d)           Administrative Agent’s Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(e)           Computation of Fees; Etc. All fees payable under this Section shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Each determination by the Administrative Agent of a fee hereunder shall be conclusive absent manifest error. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to (i) the Administrative Agent for distribution, in the case of commitment fees and participation fees, to the Lenders and (ii) to the applicable Issuing Bank, in the case of fees payable to such Issuing Bank. Fees, once paid, shall be fully earned and shall not be refundable under any circumstances.

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Section 2.12           Interest.

(a)           The Loans comprising each Base Rate Borrowing (including each Swingline Loan) shall bear interest at the Alternate Base Rate plus the Applicable Rate.

(b)           The Loans comprising each SOFR Borrowing shall bear interest at Adjusted Term SOFR for the Interest Period in effect for such Borrowing plus the Applicable Rate.

(c)           Notwithstanding anything to the contrary herein, upon the request of the Required Lenders, at any time an Event of Default exists, (i) the Applicable Rate with respect to each Loan and any Letter of Credit shall be increased by 2%, and (ii) all other amounts payable by the Borrower hereunder shall bear interest at a rate 2% above the rate applicable to Base Rate Borrowings as provided in clause (a) above, in each of the foregoing clauses (i) and (ii), after as well as before judgment; provided, that the increases described in this clause (c) shall be effective immediately upon (x) any amount of principal of any Loan not being paid when due (without regard to any applicable grace period), whether at stated maturity, by acceleration or otherwise, or (y) an Event of Default described in Section 7.1(h) or Section 7.1(i).

(d)           Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that, (i) interest accrued pursuant to clause (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of a Base Rate Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment, and (iii) in the event of any conversion of any SOFR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(e)           All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and, in each case, shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted Term SOFR Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.13           Alternate Rate of Interest. Subject to Section 2.23, notwithstanding any other provision of this Agreement, if prior to the commencement of any Interest Period for a SOFR Borrowing:

(a)           the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the SOFR Rate for an Interest Period with the duration of such Interest Period; or

(b)           the Administrative Agent is advised by the Required Lenders that the SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for an Interest Period with the duration of such Interest Period;

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then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone, followed promptly by written confirmation thereof delivered by telecopy (or if arrangements for doing so have been approved by the Administrative Agent, electronic communication) as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist, then (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a SOFR Borrowing with an Interest Period having the duration of such Interest Period shall be ineffective and any such SOFR Borrowing shall be repaid on the last day of the then current Interest Period applicable thereto and (ii) if any Borrowing Request requests a SOFR Borrowing with an Interest Period having the duration of such Interest Period, such Borrowing shall be made as a SOFR Borrowing having an Interest Period with the shortest available duration described in the definition of “Interest Period” or, in the absence of any such available duration, as a Base Rate Borrowing without reference to clause (iii) of the definition of “Base Rate”.

Section 2.14           Increased Costs.

(a)           Increased Costs Generally. If any Change in Law shall:

(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 2.14(e));

(ii)           subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes”, and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)          impose on any Lender or any Issuing Bank or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender, Issuing Bank or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or other Recipient, the Borrower will pay to such Lender, Issuing Bank or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, Issuing Bank or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)           Capital Requirements. If any Lender or Issuing Bank determines that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or such Lender’s or Issuing Bank’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by an Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company for any such reduction suffered.

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(c)           Certificates for Reimbursement. A certificate of a Lender, Issuing Bank or other Recipient setting forth the amount or amounts necessary to compensate such Lender, Issuing Bank or other Recipient or its holding company, as the case may be, as specified in clause (a) or (b) of this Section and delivered to the Borrower, shall be conclusive absent manifest error. The Borrower shall pay such Lender, Issuing Bank or other Recipient, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)           Delay in Requests. Failure or delay on the part of any Lender, Issuing Bank or other Recipient to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s, Issuing Bank’s or other Recipient’s right to demand such compensation; provided that, the Borrower shall not be required to compensate a Lender, Issuing Bank or other Recipient pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender, Issuing Bank or other Recipient, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s, Issuing Bank’s or such other Recipient’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e)           Requirement of Law. The Borrower shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including SOFR funds or deposits (currently known as “Eurodollar liabilities”), additional interest on the unpaid principal amount of each SOFR Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan; provided that, the Borrower shall have received at least ten (10) days’ prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice ten (10) days prior to the relevant Interest Payment Date, such additional interest shall be due and payable ten (10) days from receipt of such notice.

Section 2.15           Change in Legality. Notwithstanding any other provision of this Agreement, if any Change in Law shall make it unlawful for any Lender to make or maintain, or convert any Loan into, a SOFR Loan, then, upon written notice by such Lender to the Borrower and to the Administrative Agent, which notice shall specify the extent of such unlawfulness (e.g., whether such unlawfulness applies to SOFR Loans generally or only to Interest Periods of a particular length):

(a)           any request for the making or continuation of, or the conversion of Base Rate Loans into, SOFR Loans shall, solely as to such Lender and to the extent a SOFR Loan by such Lender would be (or during the applicable Interest Period would become) unlawful, be disregarded and the Loan of such Lender that would be part of the applicable Borrowing of SOFR Loans shall be made as, converted to or continue to be maintained as a Base Rate Loan without reference to clause (c) of the definition of “Alternate Base Rate” (or bear interest at such other rate as may be agreed between the Borrower and such Lender); and

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(b)           each outstanding SOFR Loan of such Lender shall, on the last day of the Interest Period therefor (unless such Loan may be continued as a SOFR Loan for the full duration of any requested new Interest Period without being unlawful) or on such earlier date as such Lender shall specify is necessary pursuant to the applicable Change in Law, convert to a Base Rate Loan, without reference to clause (c) of the definition of “Alternate Base Rate”.

Section 2.16           Break Funding Payments. In the event that (i) any payment of a SOFR Loan is required, made or permitted on a date other than the last day of the then current Interest Period applicable thereto (including upon demand by any Lender), (ii) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto, or (iii) the failure to convert, continue, borrow or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall compensate such Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds. A certificate of such Lender delivered to the Borrower and setting forth any amount or amounts that such Lender is entitled to receive pursuant to this paragraph shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate upon demand.

Section 2.17           Taxes.

(a)           Issuing Bank; FATCA. For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the term “Applicable Law” includes FATCA.

(b)           Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)           Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or, at the option of the Administrative Agent, timely reimburse it for the payment of, any Other Taxes.

(d)           Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

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(e)           Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.4(d) relating to the maintenance of a Participant Register, and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this clause (e).

(f)           Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g)           Status of Lenders.

(i)            Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 2.17(g)(ii)(A) and 2.17(g)(ii)(B) and 2.17(g)(ii)(D) below) shall not be required if, in the Lender’s reasonable judgment, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii)           Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person,

(A)           any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

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(B)            any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

 (1)           in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party, (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” Article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” Article of such tax treaty;

 (2)           executed originals of IRS Form W-8ECI;

 (3)           in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the IRC, (x) a certificate substantially in the form of Exhibit D-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the IRC, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the IRC, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the IRC (a “U.S. Tax Compliance Certificate”), and (y) executed originals of IRS Form W-8BEN or W-8BEN-E; or

 (4)           to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-2 or Exhibit D-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit D-4 on behalf of each such direct and indirect partner; and

(C)           any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient), on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

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(D)           If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the IRC, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the IRC) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(h)           Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (including by the payment of additional amounts pursuant to this Section 2.17), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this clause (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this clause (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this clause (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This clause (h) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)            Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(j)           Updates. Each Lender agrees that if any form or certification it previously delivered pursuant to this Section 2.17 expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

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Section 2.18           Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a)           The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.14, 2.16 or 2.17, or otherwise) prior to 2:00 p.m. on the date when due, in immediately available funds, without defense, deduction, recoupment, set-off or counterclaim. Any amounts received after such time on any date may, in the sole and absolute discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon and fees with respect thereto. All such payments shall be made to the Administrative Agent at its offices at 425 5th Avenue, New York, NY 10018, except payments to be made directly to any Issuing Bank or Swingline Lender as expressly provided herein and except that payments pursuant to Sections 2.14, 2.16, 2.17 and 9.3 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension; provided that if the next succeeding Business Day is after the Revolving Maturity Date or the Term Loan Maturity Date, as applicable, payment shall be made on the immediately preceding Business Day. All payments hereunder shall be made in Dollars.

(b)           Except as otherwise provided in Section 7.2, if, at any time, insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.

(c)           If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or other obligations hereunder resulting in such Lender receiving payment of a proportion of the aggregate amount of its Loans and accrued interest thereon or other such obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (i) notify the Administrative Agent of such fact, and (ii) purchase (for cash at face value) participations in the Loans and such other obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and other amounts owing to them; provided that:

(x)           if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(y)           the provisions of this Section 2.18(c) shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (B) the application of Cash Collateral provided for in Section 2.20 or (C) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant other than to the Borrower or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

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(d)           Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may in its sole and absolute discretion assume that the Borrower has made such payment on such date in accordance herewith and may, in its sole and absolute discretion in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. Nothing in this Section 2.18(d) shall obligate the Administrative Agent to prefund any amount.

(e)           The obligations of the Lenders hereunder to make Loans, to fund participations in Letters of Credit and Swingline Loans and to make payments pursuant to Section 9.3(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 9.3(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 9.3(c).

Section 2.19           Mitigation Obligations; Replacement of Lenders.

(a)           Designation of a Different Lending Office. If any Lender requests compensation under Section 2.14, or delivers a notice described in Section 2.15, or requires the Borrower to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce any amount payable pursuant to Section 2.14 or 2.17, or illegality, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)           Replacement of Lenders. If any Lender requests compensation under Section 2.14, or if any Lender delivers a notice described in Section 2.15 or if the Borrower is required to pay any Indemnified Tax or additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, and, in each case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.19(a) (each such Lender, an “Increased Cost Lender”), or if any Lender is a Defaulting Lender or a Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.4), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.14 or Section 2.17) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)            the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 9.4 (other than in the case of the replacement of a Defaulting Lender or a Non-Consenting Lender);

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(ii)           such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.16) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)           in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter;

(iv)           in the case of any such assignment resulting from a notice of illegality under Section 2.15, such assignment will eliminate such illegality;

(v)           such assignment does not conflict with Applicable Law; and

(vi)           in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 2.20           Cash Collateral. At any time that there shall exist a Defaulting Lender, within one Business Day following the written request of the Administrative Agent or any Issuing Bank (with a copy to the Administrative Agent), the Borrower shall Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender (determined after giving effect to Section 2.21(a)(iv) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Minimum Cash Collateral Amount.

(a)           Grant of Security Interest. The Borrower, and to the extent provided by any Defaulting Lender, such Defaulting Lender, hereby grants to the Administrative Agent, for the benefit of any Issuing Bank, and agrees to maintain, a first priority security interest in all such Cash Collateral as security for such Defaulting Lender’s obligation to fund participations in respect of LC Exposure, to be applied pursuant to clause (b) below. If, at any time, the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent and the Issuing Banks as herein provided, or that the total amount of such Cash Collateral is less than the Minimum Cash Collateral Amount, the Borrower will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the applicable Defaulting Lender).

(b)           Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 2.20 or Section 2.21 in respect of Letters of Credit shall be applied to the satisfaction of the Defaulting Lender’s obligation to fund participations in respect of LC Exposure (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

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(c)           Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce any Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 2.20 following (i) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (ii) the determination by the Administrative Agent and each Issuing Bank that there exists excess Cash Collateral; provided that, subject to Section 2.21, the Person providing Cash Collateral and each Issuing Bank may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations; provided further that, to the extent that such Cash Collateral was provided by the Borrower, any such Cash Collateral so held shall remain subject to the security interest granted pursuant to the Loan Documents.

Section 2.21           Defaulting Lenders.

(a)           Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(i)            Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement or any other Loan Document shall be restricted as set forth in the definition of Required Lenders.

(ii)           Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.1 or otherwise), or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.8, shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder; third, to Cash Collateralize the Issuing Banks’ Fronting Exposures with respect to such Defaulting Lender in accordance with Section 2.20; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent in its sole and absolute discretion, to be held in a deposit account as Cash Collateral for release in such order as the Administrative Agent shall determine in order to satisfy (x) such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement, and (y) the Issuing Bank’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.20; sixth, to the payment of any amounts owing to the Lenders, the Issuing Banks or the Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Issuing Banks or the Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that, if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made, or the related Letters of Credit were issued, at a time when the conditions set forth in Section 4.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in LC Exposure and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments under the applicable Facility without giving effect to Section 2.21(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.21(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

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(iii)           Certain Fees.

(A)           No Defaulting Lender shall be entitled to receive any commitment fee pursuant to Section 2.11(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender).

(B)           Each Defaulting Lender shall be entitled to receive participation fees under Section 2.11(c) with respect to its participation in Letters of Credit for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of Letters of Credit for which it has provided Cash Collateral pursuant to Section 2.20.

(C)           With respect to any participation fees with respect to Letters of Credit not required to be paid to any Defaulting Lender pursuant to clause (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in LC Exposure or Swingline Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each Issuing Bank and Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s or Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)           Reallocation of Participations to Reduce Fronting Exposure. All or any part of such Defaulting Lender’s participation in LC Exposure and Swingline Loans shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (x) the conditions set forth in Section 4.2 are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at such time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time), and (y) such reallocation does not cause the aggregate Revolving Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Commitment. Subject to Section 9.15, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)           Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrower shall, within one Business Day following notice by the Administrative Agent, without prejudice to any right or remedy available to it hereunder or under law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure, and (y) second, Cash Collateralize the Issuing Banks’ Fronting Exposure in accordance with the procedures set forth in Section 2.20.

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(b)           Defaulting Lender Cure. If the Borrower, the Administrative Agent, the Swingline Lender and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held pro rata by the Lenders in accordance with the Commitments under the applicable Facility (without giving effect to Section 2.21(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that, no adjustment will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided further that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c)           New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan, and (ii) no Issuing Bank shall be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

Section 2.22           Incremental Facilities.

(a)           Provided that no Default or Event of Default exists or would result therefrom the Borrower may by written notice to the Administrative Agent prior to the Maturity Date request (A) one or more new tranches of term loan facilities (any such new tranche, an “Incremental Term Facility”, any loans made pursuant to an Incremental Term Facility, “Incremental Term Loans”, and the commitments in respect of the Incremental Term Loans, the “Incremental Term Commitments”) and/or (B) an increase in Revolving Commitments (any such increased Revolving Commitments, an “Additional Revolving Commitment” and any loans made in respect thereof, “Additional Revolving Loans”; the Additional Revolving Loans with the Incremental Term Loans, collectively, the “Incremental Loans”, and the Additional Revolving Commitments, collectively with any Incremental Term Commitments, the “Incremental Commitments”), in the case of all Incremental Commitments, in an aggregate total principal amount not to exceed (1) the sum of (x) $350,000,000 minus (y) Incremental Loans previously incurred pursuant to clause (x) plus (2) additional amounts so long as after giving effect thereto (and assuming the Commitments are fully drawn) the Maximum Net Leverage Ratio is not greater than 3.00 to 1.00; provided that (i) any such request for an Incremental Loan shall be in a minimum amount of $10,000,000 (or, if less, the remaining portion of the available Incremental Commitment) and integral multiples of $1,000,000 in excess of such amount, and (ii) the Borrower may not submit more than four such requests during the term of this Agreement. Each such notice shall specify (i) the date (each, an “Incremental Commitment Effective Date”) on which the Borrower proposes that the Incremental Commitments shall be effective, which shall be a date not less than 15 Business Days (or such other date as agreed by the Administrative Agent) after the date on which such notice is delivered to the Administrative Agent, and (ii) the identity of each Lender or other Person that is an Eligible Assignee (each, an “Incremental Lender”) to whom the Borrower proposes any portion of such Incremental Commitments be allocated and the amounts of such allocations; provided that, any Lender approached to provide all or a portion of the Incremental Commitments may elect or decline, in its sole discretion, to provide an Incremental Commitment. Each Lender shall notify the Administrative Agent within the required time period whether or not it agrees to provide any portion of the applicable Incremental Commitments and, if so, shall specify the amount of such Incremental Commitments it desires to be allocated to it. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitments. Such Incremental Commitments shall become effective as of such Incremental Commitment Effective Date; provided that, (i) the Borrower shall pay all reasonable and documented out-of-pocket expenses (including any upfront fees and reasonable and documented fees and out-of-pocket expenses of counsel) of the Incremental Lenders and the Administrative Agent, (ii) the Borrower shall have delivered to the Administrative Agent a certificate dated as of such Incremental Commitment Effective Date and signed by a Financial Officer (x) certifying and attaching the resolutions adopted by the Borrower approving the applicable Incremental Commitments, and (y) certifying that (1) no Default exists on such Incremental Commitment Effective Date before or after giving effect to such Incremental Commitments (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, the time elected for determining whether a Default or an Event of Default exists shall be determined in accordance with the time elected for such determination pursuant to Section 2.25), (2) both before and after giving effect to the Incremental Commitments, the representations and warranties of the Loan Parties contained herein and in the other Loan Documents are true and correct in all material respects on and as of the Incremental Commitment Effective Date (except to the extent such representations and warranties relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date) (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, the time elected for determining compliance with representations and warranties required to be true and correct shall be determined in accordance with the time elected for determining compliance therewith pursuant Section 2.25), and (3) the Borrower is in pro forma compliance with each of the financial covenants set forth in Section  6.1 as of the last day of the most recently ended fiscal quarter after giving effect to such Incremental Commitments, calculated assuming the Incremental Commitments are fully drawn (provided, however, that if and to the extent such Incremental Commitments have been requested for the purpose of funding, in whole or in part, a Limited Condition Transaction, such compliance shall be calculated in accordance with the time elected for determining compliance therewith pursuant Section 2.25), (iii) the Incremental Commitments shall be effected pursuant to one or more agreements in form and substance satisfactory to the Administrative Agent, executed and delivered by the Borrower, each Incremental Lender and the Administrative Agent, and each of which shall be recorded in the Register and each Incremental Lender shall be subject to the requirements set forth in Section 2.17(g), and (iv) the Borrower shall deliver or cause to be delivered a certificate as to the foregoing and any legal opinions, reaffirmations of security, reaffirmations of guarantees or other documents reasonably requested by the Administrative Agent in connection with any such transaction.

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On each Incremental Commitment Effective Date, subject to the terms and conditions set forth in this Section, each Additional Revolving Commitment shall be a Revolving Commitment and part of the Revolving Facility (and not a separate Facility hereunder), each Incremental Revolving Lender providing such Additional Revolving Commitment shall be, and have all the rights of, a Revolving Lender, and the Revolving Loans made by it on such Incremental Revolving Commitment Effective Date pursuant to this Section shall be Revolving Loans, for all purposes of this Agreement. Except for purposes of this Section 2.22(a), any Additional Revolving Commitments that are designated as an increase to the Revolving Commitments shall be deemed to be effective as of the applicable Incremental Revolving Commitment Effective Date, and after the effectiveness of such Additional Revolving Commitments, Revolving Commitments for all purposes of this Agreement. On the Incremental Commitment Effective Date, all outstanding Revolving Loans shall be reallocated among the Revolving Lenders (including any Additional Lenders) such that, after giving effect to the Additional Revolving Commitments, each Revolving Lender (including each Additional Lender) shall hold its pro rata Share of the Revolving Loans. In addition, upon each increase in the Revolving Commitments pursuant to this Section 2.22, each Revolving Lender immediately prior to such increase will automatically and without further action be deemed to have assigned to each Additional Lender providing a portion of the Additional Revolving Commitments, and each such Additional Lender will automatically and without further action be deemed to have assumed, a portion of such Revolving Lender’s participations hereunder in outstanding Letters of Credit and Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, each Revolving Lender (including each Additional Lender) shall hold its pro rata Share of the (i) participations hereunder in Letters of Credit, and (ii) participations hereunder in Swing Line Loans. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to this Section 2.22.

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(b)           The Administrative Agent shall notify the Lenders promptly upon receipt of the Borrower’s notice of each Incremental Commitment Effective Date. Any existing Lender that has a Note and participates in any Incremental Commitment shall, following request therefor and substantially contemporaneously with the delivery of its Note to be replaced to the Borrower, receive a replacement Note that evidences the aggregate principal amount of its Loans outstanding hereunder. Any new Lender requesting a Note shall receive such a Note in an amount equal to the aggregate principal amount of its Incremental Commitment.

(c)           The Incremental Commitments established pursuant to this Section 2.22, and all Loans thereunder, shall constitute Loans and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents and shall, without limiting the foregoing, benefit equally and ratably with the Obligations from the Guarantors and security interests created by the Security Documents.

(d)           The terms and provisions (including the commitment fee) of the Additional Revolving Loans made pursuant to Additional Revolving Commitments (and such Incremental Commitments) shall be identical to (and shall rank pari passu in right of payment and of security with) the Revolving Loans and Revolving Commitments in place on the applicable Incremental Commitment Effective Date. The pricing applicable to any Incremental Term Facility shall be as determined by the Borrower and the Lenders providing such Incremental Term Facility and shall be reasonably satisfactory to the Administrative Agent; provided that, the Incremental Term Loans (i) shall have the same Maturity Date and (ii) shall not have amortization of more than 5% per annum of the original principal amount of such Incremental Term Facility.

(e)           Commitments in respect of any Incremental Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, which amendment shall be in form and substance reasonably satisfactory to the Administrative Agent and its counsel and executed by the Borrower, each Additional Lender and the Administrative Agent. An Incremental Amendment may, without the consent of any other Lenders, effect such amendments to any Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent (acting on the direction of the Additional Lenders), to effect the provisions of this Section 2.22. In addition, unless otherwise specifically provided herein, all references in Loan Documents to Revolving Loans shall be deemed, unless the context otherwise requires, to include references to Incremental Loans made pursuant to Incremental Commitments.

(f)           The Borrower and the Administrative Agent shall be entitled, without consent of any other Lender (except Lenders participating in the relevant Incremental Term Facility), to enter into any technical amendments they shall reasonably deem necessary in order to add an Incremental Term Facility to this Agreement, including to add Incremental Term Loans as Secured Obligations ranking pari passu and sharing pro rata with the Revolving Facility, and to address the rights of Additional Lenders that have made Incremental Term Loans to vote on amendments, including all affected Lender votes as may be applicable. This Section 2.22 shall supersede any provisions in Section 2.18 or 9.2 to the contrary.

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Section 2.23           Benchmark Replacement Setting.

(a)           Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(b)           Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)           Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.23(d) and (y) the commencement of any Benchmark Unavailability Period. . Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.23, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.23.

(d)           Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

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(e)           Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans. During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR.

Section 2.24           ESG Amendment.

(a)           Prior to the twelve-month anniversary of the Effective Date, the Borrower, in consultation with the Administrative Agent and the Sustainability Structuring Agent, may, in its sole discretion establish specified Key Performance Indicators (“KPIs”) with respect to certain Environmental, Social and Governance (“ESG”) targets of the Borrower and its Subsidiaries. The Sustainability Structuring Agent and the Borrower may amend this Agreement (such amendment, the “ESG Amendment”) for the purpose of incorporating the KPIs and other related provisions (the “ESG Pricing Provisions”) into this Agreement, and any such amendment shall become effective as of 5:00 p.m. EST on the tenth (10th) Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower and, prior to such time, the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders accept such ESG Amendment. In the event that Required Lenders do not accept such ESG Amendment, an alternative ESG Amendment may be effectuated with the consent of the Required Lenders, the Borrower and the Sustainability Structuring Agent. Upon effectiveness of any such ESG Amendment, based on the Borrower’s performance against the KPIs, certain adjustments (decrease, increase or no adjustment) to the Applicable Rate and Commitment Fee Rate shall be made; provided that the amount of any such adjustments made to the Applicable Rate shall not result in a decrease of more than five (5) basis points in the Applicable Rate or one (1) basis point in the Commitment Fee Rate on the effective date of the ESG Amendment; provided further that in no event shall the Applicable Rate be less than zero. The pricing adjustments pursuant to the KPIs will require, among other things, reporting and validation of the measurement of the KPIs in a manner that is aligned with the Sustainability Linked Loan Principles (as most recently published from time to time by the Loan Market Association, Asia Pacific Loan Market Association and Loan Syndications & Trading Association) and is to be agreed between the Borrower and the Sustainability Structuring Agent (each acting reasonably). Following the effectiveness of the ESG Amendment, any modification to the ESG Pricing Provisions which does not have the effect of reducing the Applicable Rate or Commitment Fee Rate to a level not otherwise permitted by this paragraph shall be subject only to the consent of the Required Lenders.

(b)           The Sustainability Structuring Agent will (i) assist the Borrower in determining the ESG Pricing Provisions in connection with the ESG Amendment and (ii) assist the Borrower in preparing informational materials focused on ESG to be used in connection with the ESG Amendment. In connection with this work, a sustainability structuring agent fee letter in form and substance satisfactory to the Borrower and the Sustainability Structuring Agent shall be entered into.

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(c)           This Section shall supersede any provisions in Section 9.2 to the contrary.

Section 2.25           Limited Condition Transactions. Notwithstanding anything in this Agreement or any Loan Document to the contrary, in connection with any action being taken in connection with a Limited Condition Transaction (excluding, for the avoidance of doubt, any Borrowing on the Effective Date), when calculating any applicable ratio or other financial calculation (other than actual compliance with the Financial Covenants as of the last day of any fiscal quarter in accordance with Section 6.1), the amount or availability of any basket (including any Incremental Loans), or determining other compliance with this Agreement (including the determination of compliance with representations, warranties or any provision of this Agreement which requires that no Default or Event of Default has occurred, is continuing or would immediately result therefrom) in connection with a Limited Condition Transaction, the date of determination of such ratio, the amount or availability of any basket and determination of the accuracy of any representation or warranty or whether a Default or Event of Default has occurred, is continuing or would immediately result therefrom or other applicable covenant shall, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), be deemed to be the date the definitive agreements for such Limited Condition Transaction are entered into (the “LCT Test Date”) so long as such Limited Condition Transaction is consummated no later than one hundred twenty (120) consecutive days after the LCT Test Date and if, after such ratios and other provisions are measured on a pro forma basis after giving effect to such Limited Condition Transaction and any incurrence of Indebtedness hereunder and the related use of the proceeds thereof as if they occurred at the beginning of the applicable Computation Period ending prior to the LCT Test Date, the Borrower could have taken such action on the relevant LCT Test Date in compliance with such ratios and provisions, such provisions shall be deemed to have been complied with (it being understood that, at the Borrower’s option, the relevant ratios and baskets may be recalculated at the time of consummation of the Limited Condition Transaction). For the avoidance of doubt, if any of such ratios and other provisions would have failed to be complied with as a result of fluctuations in such ratio (including due to fluctuations in Consolidated EBITDA of the Borrower and its Subsidiaries or the target of the Limited Condition Transaction) at or prior to the consummation of the relevant Limited Condition Transaction, such ratios and other provisions will not be deemed to have failed to be complied with as a result of such fluctuations solely for purposes of determining whether the Limited Condition Transaction is permitted hereunder. If the Borrower has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio or basket availability with respect to any other transaction on or following the relevant LCT Test Date and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated and (ii) if applicable, the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated (and tested) on a pro forma basis assuming such Limited Condition Transaction and any incurrence of Indebtedness and the related use of the proceeds thereof have been consummated; provided that with respect to Restricted Payments, any such ratio or basket shall be tested on the date of payment thereof both with and without giving effect to such Limited Condition Transaction on a pro forma basis.

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Article III

Representations and Warranties

The Borrower represents and warrants to the Administrative Agent, the Issuing Banks and the Lenders that:

Section 3.1             Organization; Powers. Each of the Borrower and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to own or lease its property and to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification.

Section 3.2             Authorization; Enforceability. The Transactions are within the corporate or other applicable organizational powers of the Loan Parties and have been duly authorized by all necessary corporate or other applicable organizational actions and, if required, actions by stockholder and other equity holders. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is a party thereto and constitutes, or will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.3             Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority or any other Person, except such as have been obtained or made and are in full force and effect, (b) will not violate any Applicable Law or the charter, by-laws or other organizational documents of any Loan Party or any Subsidiary of the Borrower or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Loan Party or any Subsidiary of the Borrower or their assets, or give rise to a right thereunder to require any payment to be made by any Loan Party or any Subsidiary of the Borrower, and (d) will not result in the creation or imposition of any Lien on any asset of any Loan Party or any Subsidiary of the Borrower (except for Liens created by the Security Documents).

Section 3.4             Financial Condition; No Material Adverse Effect.

(a)           The Borrower has furnished the Lenders a balance sheet and statements of income, stockholders’ equity and cash flows of the Parent and its Subsidiaries on a Consolidated basis as of and for the fiscal year ended 2022, audited on by independent public accountants. Such financial statements were prepared in accordance with IFRS consistently applied, present fairly the financial position and results of operations and cash flows of the Parent and its Subsidiaries on a Consolidated basis as of such dates and for such periods.

(b)           No Loan Party has any material liabilities, contingent or otherwise, or forward or long-term commitments that are not disclosed in the financial statements referred to in Section 3.4(a) or in the notes thereto. No Material Adverse Effect has occurred since December 31, 2022 and no other facts or circumstances exist nor has any development or event occurred that has had or could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $5,000,000).

(c)           All balance sheets, all statements of income and of cash flows and all other financial information of the Parent and its Subsidiaries furnished pursuant to Section 5.1 have been and will for periods following the Effective Date be prepared in accordance with IFRS consistently applied, and do or will present fairly the financial condition of the Persons covered thereby on a Consolidated basis as at the dates thereof and the results of their operations for the periods then ended.

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(d)           The forecasted balance sheet and statements of income and cash flows of the Parent and its Subsidiaries delivered pursuant to Section 5.1(d) were prepared on a Consolidated basis in good faith on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Parent’s reasonable estimate of its future financial condition and performance, it being understood that such forecasts (i) are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, that no assurance can be given that any particular projections will be realized, the actual results may differ and that such differences may be material and (ii) are not a guarantee of performance.

Section 3.5             Properties. Each of the Borrower and its Subsidiaries has (i) in the case of owned real property, good and marketable title to, (ii) in the case of owned personal property, good and valid title to, and (iii) in the case of leased real or personal property, valid and enforceable leasehold interests (as the case may be) in, all its real and personal property necessary or used in the ordinary conduct of its business, except for defects in title that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The property of the Borrower and its Subsidiaries is subject to no Liens, other than Liens permitted by Section 6.3.

Section 3.6             Litigation and Environmental Matters.

(a)           There are no actions, suits, litigation, investigations or proceedings by, of or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened by or against or affecting any Loan Party or any Subsidiary of the Borrower or against any of its property or assets (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters, but only to the extent amounts paid in respect of any or all Disclosed Matters do not exceed in the aggregate $5,000,000), or (ii) that involve, or purport to affect or pertain to, this Agreement, any other Loan Document or the Transactions.

(b)           Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, no Loan Party or Subsidiary of the Borrower (i) has failed to comply with any Environmental Law or any remediation order, notice of claim, notice of infraction or other order under any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, or (iv) knows of any basis for any Environmental Liability.

(c)           Except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, with respect to any real property owned or leased by any Loan Party or any Subsidiary of the Borrower, (i) there has been no release of Hazardous Materials at, from, or to the real property, including the soils, surface waters, or ground waters thereof, and (ii) there are no conditions at the real property which, with the passage of time, or giving of notice, or both, would be reasonably likely to result in an Environmental Liability.

Section 3.7             Compliance with Laws and Contractual Obligations; No Defaults. Each Loan Party and each Subsidiary of the Borrower is in compliance in all material respects with all Applicable Laws. Each Loan Party and each Subsidiary of the Borrower is in compliance with all of its Contractual Obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither any Loan Party nor any Subsidiary of the Borrower is in default under or with respect to any Contractual Obligation that could, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the Transactions.

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Section 3.8             Investment Company Status; Other Laws. No Loan Party or Subsidiary of the Borrower is or is required to be registered as an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

Section 3.9             Taxes. Each Loan Party and each Subsidiary of the Borrower has timely filed or caused to be filed all federal, state and other material Tax returns and reports required to have been filed by it and has paid or caused to be paid all federal, state and other material taxes, assessments, fees and other governmental charges required to have been paid by it or levied or imposed upon it or its properties, income or assets otherwise due and payable, except Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which the Borrower or such Subsidiary, as applicable, has set aside on its books adequate reserves in accordance with IFRS.

Section 3.10           ERISA Compliance. Each Plan is in compliance in all material respects with all applicable requirements of ERISA, the IRC and other Applicable Law. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. No claim, action, suit, audit or investigation with respect to any Plan exists or has been commenced or, to the knowledge of the Borrower, threatened, other than routine claims for benefits and except for such claims, actions, suits, audits and investigations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules arising under ERISA with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect. The Borrower and each ERISA Affiliate has complied with the Funding Rules with respect to each Pension Plan, and no waiver of the minimum funding requirements under the Funding Rules has been applied for or obtained. As of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430 of the IRC) is 60% or higher and no facts or circumstances exist that could reasonably be expected to cause the funding target attainment percentage to drop below such threshold as of the most recent valuation date.

Section 3.11           Insurance. Set forth on Schedule 3.11 is a complete and accurate summary of the property and casualty insurance program of the Loan Parties as of the Effective Date (including the names of all insurers, policy numbers, expiration dates, amounts and types of coverage, annual premiums, exclusions, deductibles, self-insured retention and a description in reasonable detail of any self-insurance program, retrospective rating plan, fronting arrangement or other risk assumption arrangement involving any Loan Party). The properties of the Borrower and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Subsidiary operates.

Section 3.12           Margin Regulations. No Loan Party and no Subsidiary thereof is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U), or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of any Loan or any Letter of Credit have been used, directly or indirectly, to purchase or carry, or to extend credit to others to purchase or carry, any margin stock (within the meaning of Regulation U) or for any other purpose that entails a violation of any Regulations of the FRB, including Regulation U.

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Section 3.13           Subsidiaries; Equity Interests. No Loan Party has any Subsidiaries other than those specifically disclosed in Part I of Schedule 3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with Section 6.6). All of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by a Loan Party in the amounts specified on Part I of Schedule 3.13 free and clear of all Liens (other than Liens created by the Security Documents and Liens permitted under Section 6.3). No Loan Party has any equity investments in any other Person other than those specifically disclosed in Part II of Schedule 3.13 (and any Subsidiaries that are permitted to have been organized or acquired after the Effective Date in accordance with Section 6.6). All of the outstanding Equity Interests in the Borrower have been validly issued, and are fully paid and nonassessable and are owned by Globant S.A. (Spain) in the amounts specified on Part III of Schedule 3.13 free and clear of all Liens.

Section 3.14           Sanctions. None of the Loan Parties, any of their respective Subsidiaries, any director or officer, or any employee, agent, or affiliate, of the respective Loan Parties or any of their respective Subsidiaries is a Person that is, or is owned or controlled by Persons that are, (i) the ~~subject~~target of any sanctions administered or enforced by the US Department of the Treasury’s Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, ~~Her~~His Majesty’s Treasury~~,~~ or the Hong Kong Monetary Authority or other relevant sanctions authority (collectively, “Sanctions”)~~,~~; or (ii) located, organized or resident in a country, region or territory that is, or whose government is, the subject of Sanctions, including~~, without limitation,~~ currently, Cuba, ~~the so-called People’s Republic of Donetsk, the so-called People’s Republic of Luhansk and the Crimea region of Ukraine,~~ Iran, North Korea and, Syria and the Crimea and non-governmental controlled areas of Ukraine, other than to the extent that such representation/warranty would not be permissible under the Council Regulation (EC) No 2271/96, as amended (or any implementing law or regulation in any member state of the European Union or the United Kingdom.

Section 3.15           Disclosure. The Borrower has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any Loan Party or any Subsidiary of the Borrower is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. The reports, financial statements, certificates or other information (whether in writing or orally) furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender pursuant to or in connection with the Loan Documents (as modified or supplemented by other information so furnished), when taken as a whole, do not contain any material misstatement of fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time made, it being understood that such forecasts (i) are not to be viewed as facts and are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, that no assurance can be given that any particular projections will be realized, that actual results may differ and that such differences may be material and adverse and (ii) are not a guarantee of performance.

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Section 3.16           Security Documents. The Security Agreement has created, and continues to create, in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Collateral described in the Security Agreement, financing statements and other filings in appropriate form have been filed in the appropriate offices, and the Borrower has granted, and continues to grant, a fully perfected first priority Lien on, and security interest in, all right, title and interest of the Borrower in such Collateral and the proceeds thereof solely to the extent a security interest can be perfected solely by such filing or other action required thereunder as security for the Secured Obligations, in each case prior and superior in right to any other Person (except for Liens permitted by Section 6.3.

Section 3.17           Solvency, etc.

(a)           On the Effective Date, and immediately prior to and after giving effect to the Transactions and to the issuance of each Letter of Credit and each Borrowing hereunder and the use of the proceeds thereof, with respect to the Borrower, individually, (a) the fair value of its assets is greater than the amount of its liabilities (including contingent liabilities), (b) the present fair saleable value of its assets is not less than the amount that will be required to pay the probable liability on its debts as they become absolute and matured, (c) it is able to pay its debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature, and (e) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(b)           On the Effective Date, and immediately prior to and after giving effect to the Transactions and each Borrowing hereunder and the use of the proceeds thereof, (a) the fair value of the assets of the Loan Parties (on a Consolidated basis) is greater than the amount of the liabilities (including contingent liabilities), (b) the present fair saleable value of the assets of the Loan Parties (on a Consolidated basis) is not less than the amount that will be required to pay the probable liability of the Loan Parties (on a Consolidated basis) on their debts as they become absolute and matured, (c) the Loan Parties (on a Consolidated basis) are able to pay their debts and other liabilities (including contingent liabilities) as they become absolute and matured in the ordinary course of business, (d) the Loan Parties do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature, and (e) the Loan Parties (on a Consolidated basis) are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which their property would constitute unreasonably small capital; provided that, the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

Section 3.18           Reserved.

Section 3.19           Burdensome Obligations. No Loan Party is a party to any agreement or contract or subject to any restriction contained in its organizational documents which could reasonably be expected to have a Material Adverse Effect.

Section 3.20           Labor Matters. Except as set forth on Schedule 3.20, no Loan Party is subject to any labor or collective bargaining agreement. There are no existing or threatened strikes, lockouts or other labor disputes involving any Loan Party that, individually or in the aggregate could reasonably be expected to have a Material Adverse Effect. Hours worked by and payment made to employees of the Loan Parties are not in violation of the Fair Labor Standards Act or any other Applicable Law dealing with such matters in any material respect.

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Section 3.21           Reserved.

Section 3.22           EEA Financial Institution. No Loan Party is an EEA Financial Institution.

Section 3.23           Anti-Corruption. None of the Loan Parties or Subsidiaries of the Loan Parties or any of their respective directors or officers or, to the knowledge of any of the Loan Parties or Subsidiaries of the Loan Parties, any of their respective agents, employees, Affiliates or any Person acting on behalf of such party, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of any applicable anti-bribery law or Anti-Money Laundering Laws, rules or regulations in any applicable jurisdiction, including but not limited to, the United Kingdom Bribery Act 2010 and the rules and regulations thereunder (the “UK Bribery Act”), the U.S. Foreign Corrupt Practices Act of 1977, and the rules and regulations thereunder (the “FCPA”). Furthermore, the Loan Parties and, to the knowledge of the Loan Parties, their respective Affiliates have conducted their business in compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

Section 3.24           Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used to pay fees, commissions and expenses of the Transactions, for lawful general corporate purposes (including, without limitation, payments and/or intercompany loans with any of the Parent’s Subsidiaries in connection with transactions permitted hereunder) and working capital requirements of the Borrower.

Section 3.25           Beneficial Ownership Certification. As of the Effective Date, the information included in the Beneficial Ownership Certification, if applicable, is true and correct in all respects.

Article IV

Conditions Precedent

Section 4.1             Effective Date. The obligations of the Lenders to make Loans and of the Issuing Bank to issue Letters of Credit shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.2):

(a)           The Administrative Agent (or its counsel) shall have received from each party hereto either (i) a counterpart of this Agreement signed on behalf of such party, or (ii) written evidence satisfactory to the Administrative Agent (which may include telecopy or electronic transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement.

(b)           The Administrative Agent shall have received the following, each in form and substance satisfactory to the Administrative Agent:

(i)             a counterpart of (x) the Fifth Reaffirmation of Luxembourg Guaranty executed by the Parent, (y) the Fifth Reaffirmation of Spanish Guaranty executed by Globant S.A. (Spain), and (z) the Third Reaffirmation of Globant IT Guaranty;

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(ii)            a counterpart of (x) the Fifth Reaffirmation of Security Agreement executed by the Borrower, and (y) the Third Reaffirmation of Globant IT Security Agreement;

(iii)           each document (including Uniform Commercial Code financing statements, if any additional filings are necessary) required by the Security Documents or reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a perfected Lien on the Collateral that is capable of being perfected by the filing of a Uniform Commercial Code financing statement described therein, prior to all other Liens (subject only to Liens permitted pursuant to Section 6.3), in proper form for filing, registration or recording;

(iv)           certified copies of Uniform Commercial Code and other Lien search reports dated a date near to the Effective Date, listing all effective financing statements and other Lien filings that name the Borrower and Globant IT (under their current names and any previous names) as debtors, together with (A) copies of such financing statements or other Lien filings, and (B) such Uniform Commercial Code termination statements or amendments or other Lien terminations, as applicable, as the Administrative Agent may request;

(v)           such documents, incumbency and other certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of the Loan Parties, the authorization of the Transactions, the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents and any other legal matters relating to the Loan Parties, this Agreement or the Transactions (it being understood and agreed that the Administrative Agent and the Lenders shall be entitled to conclusively rely on such documents, incumbency and certificates until notice is received by the Administrative Agent from the Borrower to the contrary);

(vi)           evidence satisfactory to the Administrative Agent of the receipt of all consents required to effect the Transactions, including all regulatory approvals and licenses, if applicable;

(vii)         evidence (if additional evidence is necessary) of the existence of insurance required to be maintained pursuant to Section 5.5, together with evidence that the Administrative Agent has been named as lender’s loss payee and an additional insured on all related insurance policies;

(viii)         a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, confirming compliance with the conditions set forth in clauses (a) and (b) of Section 4.2; and

(ix)           a Note executed by the Borrower in favor of each Lender requesting a Note prior to the Effective Date.

(c)           The Administrative Agent shall have received favorable written legal opinions (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of New York counsel for the Loan Parties and Florida counsel for Globant IT, Luxembourg counsel to the Parent, and Spanish counsel to Globant S.A. (Spain), each in form and substance reasonably satisfactory to the Administrative Agent, and covering such other matters relating to the Loan Parties, the Loan Documents or the Transactions as the Required Lenders shall reasonably request.

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(d)           Each Lender shall have received payment of all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one (1) Business Day prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by the Borrower hereunder.

(e)           The Administrative Agent and each Lender shall have received all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, in each case, to the extent requested in writing at least five (5) Business Days prior to the Effective Date.

(f)           Since December 31, 2022, there shall not have occurred any Material Adverse Effect.

(g)          To the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Effective Date, a Beneficial Ownership Certification in relation to the Borrower, the Administrative Agent or such Lender shall have received such Beneficial Ownership Certification.

(h)           The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.

Section 4.2             Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of each Issuing Bank to issue, amend or extend any Letter of Credit, is subject to the satisfaction of the following conditions:

(a)           The representations and warranties of the Loan Parties set forth in the Loan Documents shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date.

(b)           At the time of and immediately after giving effect to such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, no Default or Event of Default shall have occurred or is continuing.

Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in clauses (a) and (b) of this Section.

Section 4.3             Limited Condition Transactions. Notwithstanding anything to the contrary set forth above, any credit event (excluding, for the avoidance of doubt, any Borrowing on the Effective Date), the proceeds of which are to be used to finance a Limited Condition Transaction, shall be subject to Section 2.25.

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Article V

Affirmative Covenants

So long as any Lender has any Commitment hereunder, any Loans, any Obligations or any other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), the Borrower covenants and agrees, for itself and its Subsidiaries, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 5.1             Financial Statements and Other Information. The Borrower shall furnish, or shall cause to be furnished, to the Administrative Agent and each Lender:

(a)           as soon as practicable, but in any event within 120 days after the end of each fiscal year:

(i)             the Parent’s audited balance sheet and related statements of operations, shareholders’ equity and cash flows as of the end of and for such year on a Consolidated basis, all reported on by independent public accountants selected by the Parent and reasonably acceptable to the Administrative Agent (it being understood and agreed that Price Waterhouse & Co. S.R.L. is deemed acceptable to the Administrative Agent) (without any qualification or exception which (x) is of a “going concern” or similar nature (other than any qualifications arising from the Loans hereunder maturing, in accordance with their terms on a non-accelerated basis, less than one year following the date of such financial statements), (y) relates to the limited scope of examination of matters relevant to such financial statement, or (z) relates to the treatment or classification of any item in such financial statement and which, as a condition to its removal, would require an adjustment to such item the effect of which could be reasonably expected to result in a Default or Event of Default) to the effect that such financial statements present fairly, in all material respects, the financial position and results of operations of the Parent and its Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied;

(ii)            Borrower’s balance sheet and related statements of operations as of the end of and for such year on a Consolidated basis, all certified by a Financial Officer of the Borrower as presenting fairly, in all material respects, the financial position and results of operations of Borrower in accordance with IFRS consistently applied;

(b)          as soon as practicable, but in any event within 60 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower’s and the Parent’s balance sheet and related statements of operations, and Parent’s shareholders’ equity and cash flows, each as of the end of and for such fiscal quarter and the then-elapsed portion of the fiscal year, each certified by a Financial Officer of the Borrower and the Parent, respectively, as presenting fairly, in all material respects, the financial position and results of operations of the Borrower and the Parent’s consolidated Subsidiaries on a Consolidated basis in accordance with IFRS consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c)           concurrently with any delivery of financial statements under clause (a) or (b) above, a duly completed and executed Compliance Certificate of a Financial Officer of the Borrower and the Parent, as applicable, (i) certifying as to whether a Default or Event of Default has occurred or is continuing and, if a Default or Event of Default has occurred and is continuing, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations demonstrating compliance with Sections 6.1, and (iii) stating whether any change in IFRS or in the application thereof has occurred since the date of the audited financial statements referred to in Section 3.4 and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

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(d)          as soon as available, but in any event within 90 days after the end of each fiscal year of the Parent, forecasts prepared by management of the Parent on a Consolidated basis, in form satisfactory to the Administrative Agent and the Required Lenders, of statements of income of the Parent and its Subsidiaries on a quarterly basis for the immediately following fiscal year and any projected changes in financial position of the Parent and its Subsidiaries and a description of the underlying assumptions applicable thereto, and as soon as available, significant revisions, if any, of such forecast with respect to such fiscal year;

(e)           promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of any Loan Party or any Subsidiary of the Borrower (including, without limitation, information and certifications regarding whether the Guarantors constitute “eligible contract participants” as defined in the Commodity Exchange Act and the regulations thereunder), or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may reasonably request. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this clause (e) confidential in accordance with Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this Section 5.1(e)), it being understood and agreed that this Section 5.1(e) shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or (iii) such information is subject to attorney client privilege or constitutes attorney work product; provided that, in each case, the Borrower shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to clause (iii) above) the Borrower shall use its commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

Section 5.2             Notices of Material Events. The Borrower shall furnish to the Administrative Agent for distribution to each Lender written notice of the following:

(a)           promptly, and in any event within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the occurrence of any Default or Event of Default;

(b)           promptly, and in any event within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting any Loan Party or any Subsidiary of the Borrower that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect;

(c)           promptly upon a Responsible Officer of the Borrower or any Loan Party obtaining knowledge thereof, the occurrence of any ERISA Event (or the maintenance, commencement or, to the knowledge of the Borrower, threat of any claim, action, suit, audit or investigation with respect to any Plan other than routine claims for benefits) that, alone or together with any other ERISA Events that have occurred (and any such claims, actions, suits, audits or investigations with respect to any Plan that are being maintained or have commenced or, to the knowledge of the Borrower, have been threatened), could reasonably be expected to result in liability of the Borrower and its Subsidiaries in an aggregate amount exceeding $2,000,000;

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(d)           promptly upon any Responsible Officer of the Borrower or any other Loan Party obtaining knowledge thereof, any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary of the Borrower;

(e)           promptly upon any Responsible Officer of the Borrower or any Loan Party obtaining knowledge thereof, any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect, including, without limitation, (i) breach or non-performance of, or any default under, a Contractual Obligation of any Loan Party or any Subsidiary of the Borrower and (ii) the commencement of, or any material development in, any litigation or proceeding affecting any Loan Party or any Subsidiary of the Borrower, including pursuant to any applicable Environmental Laws; and

(f)           promptly, and in any event, within three (3) days after any Responsible Officer of the Borrower or any other Loan Party obtains knowledge thereof, the occurrence of any of the actions or events set forth in clauses (h), (i) or (j) of Section 7.1 with respect any Subsidiary of a Loan Party.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

Section 5.3             Existence; Conduct of Business. Each Loan Party shall, and shall cause each other Loan Party and each Material Subsidiary to, do or cause to be done all things necessary to (a) preserve, renew and keep in full force and effect its legal existence and good standing (or its jurisdictional equivalent) under the laws of the jurisdiction of its organization, (b) maintain all requisite power and authority to carry on its business as now conducted, (c) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, preserve, renew and keep in full force and effect its qualification to do business in, and its good standing (or its jurisdictional equivalent) in, every jurisdiction where such qualification is required, and (d) preserve, renew and keep in full force and effect all other rights, qualifications, licenses, permits, privileges and franchises necessary or desirable to the conduct of its business; provided that, the foregoing shall not prohibit any merger, consolidation, liquidation or dissolution expressly permitted under Section 6.4.

Section 5.4             Payment of Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, pay as the same shall become due and payable all of its material obligations and liabilities, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings diligently conducted, and (b) the Borrower or such Loan Party or such Subsidiary of the Borrower has set aside on its books adequate reserves with respect thereto in accordance with IFRS.

Section 5.5             Maintenance of Properties; Insurance. The Borrower shall, and shall cause each other Loan Party to, (a) keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, (b) make all necessary repairs thereto and renewals and replacements thereof except, in the case of each of clauses (a) and (b), where the failure to do so could not reasonably be expected to have a Material Adverse Effect, and (c) maintain, with financially sound and reputable insurance companies that are not Affiliates of the Borrower, insurance in such amounts and against such risks as are customarily maintained by companies engaged in the same or similar businesses operating in the same or similar locations. The Borrower shall cause each issuer of an insurance policy to provide the Administrative Agent with an endorsement (i) showing the Administrative Agent as lenders loss payee with respect to each policy of property or casualty insurance and naming the Administrative Agent and each Lender as an additional insured with respect to each policy of liability insurance, (ii) providing that 30 days’ notice shall be given to the Administrative Agent prior to any cancellation of, material reduction or change in coverage provided by or other material modification to such policy, and (iii) reasonably acceptable in all other respects to the Administrative Agent.

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Section 5.6             Books and Records; Inspection Rights. (a)           Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, keep proper books of record and account in which complete and accurate entries, in all material respects, in conformity with IFRS consistently applied are made of all dealings and transactions in relation to its assets, business and activities.

(b)           Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested; provided that, when a Default or Event of Default has occurred or is continuing, the Administrative Agent or any Lender (or any of their respective representatives) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice. All such inspections or audits by the Administrative Agent shall be at the Borrower’s expense; provided that (i) so long as no Default or Event of Default exists, the Borrower shall not be required to reimburse the Administrative Agent for inspections or audits more frequently than once in each fiscal year and (ii) any such reimbursement shall be limited to reasonable and documented expenses. The Borrower hereby authorizes and instructs its independent accountants to discuss the Borrower’s affairs, finances and condition with the Administrative Agent and any Lender, at the Administrative Agent’s or such Lender’s request; provided, that, unless an Event of Default shall have occurred and is continuing, the Borrower shall have been afforded a reasonable opportunity to be present at any such discussions. The Administrative Agent and each Lender agrees to keep all information obtained by them pursuant to this Section confidential in accordance with Section 9.12. Notwithstanding the foregoing, no Loan Party or Subsidiary thereof shall be required to disclose any information to the extent that (i) such Loan Party or Subsidiary is prohibited from furnishing such other information (x) by Applicable Law or (y) a binding confidentiality obligation owed by such Loan Party or such Subsidiary to any third party (provided that such confidentiality obligations were not entered into in contemplation of the requirements of this Section 5.6), it being understood and agreed that this Section 5.6 shall not be applied to augment the periodic reporting obligation of any Loan Party under this Agreement, (ii) such information constitutes non-financial trade secrets or non-financial proprietary information or (iii) such information is subject to attorney client privilege or constitutes attorney work product; provided that, in each case, the Borrower shall provide notice to the Administrative Agent that such information is being withheld and (other than with respect to clause (iii) above) the Borrower shall use its commercially reasonable efforts to obtain the relevant consents and to communicate, to the extent both feasible and permitted under applicable law or confidentiality obligation, the applicable information.

Section 5.7             Compliance with Laws and Contractual Obligations. Each Loan Party shall, and shall cause each Subsidiary of the Borrower to, comply in all material respects with Applicable Law (including Environmental Laws, Sanctions and Anti-Money Laundering Laws), and perform in all material respects its Contractual Obligations, and shall maintain policies and procedures designed to ensure continued compliance with the UK Bribery Act, the FCPA and similar laws, rules or regulations.

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Section 5.8             Use of Proceeds. The proceeds of the Loans and Letters of Credit shall be used only to pay Transaction Costs, for lawful general corporate purposes (including, without limitation, payments and/or intercompany loans with any of the Parent’s Subsidiaries in connection with transactions permitted hereunder) and working capital of the Borrower. No part of the proceeds of any Loan or Letter of Credit shall be used, whether directly or indirectly, for any purpose that entails a violation of any Regulation of the FRB, including Regulations T, U and X.

Section 5.9             Further Assurances.

(a)           Each Loan Party shall take such actions as are necessary or as the Administrative Agent or the Required Lenders may reasonably request from time to time, at the Borrower’s expense, to carry out more effectively the purposes of the Loan Documents and to ensure that the Secured Obligations are secured by substantially all of the assets of the Borrower and each Material Subsidiary (as well as all Equity Interests of each Domestic Subsidiary and 65% of all Equity Interests of each Foreign Subsidiary that is owned by either the Borrower or a Domestic Subsidiary) and guaranteed by the Parent, Globant S.A. (Spain) and each Material Subsidiary (including, upon the acquisition or creation thereof, any Material Subsidiary acquired or created after the Effective Date), in each case as the Administrative Agent may determine in its reasonable discretion; provided that, no Loan Party shall be required to (i) take any collateral perfection action other than the filing of Uniform Commercial Code financing statements or (ii) bear the costs or expenses of any collateral perfection other than as described in clause (i), in each case, except following the request of the Administrative Agent following the occurrence and during the continuance of an Event of Default.

(b)           Reserved.

(c)           If any Material Subsidiary is formed or acquired after the Effective Date, the Borrower shall promptly, and in any event within 30 days (or such longer period as the Administrative Agent may agree) after such newly formed or acquired Material Subsidiary is formed or acquired, notify the Administrative Agent thereof, and cause such Material Subsidiary to become a Guarantor by delivering to the Administrative Agent any applicable Security Documents (in each case in the form contemplated hereby or otherwise acceptable to the Administrative Agent), duly executed and delivered by such Material Subsidiary, pursuant to which such Material Subsidiary agrees to be bound by the terms and provisions thereof, such Security Documents to be accompanied by appropriate corporate resolutions, other corporate documentation and legal opinions in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d)           The Borrower shall furnish to the Administrative Agent at least 30 days’ prior written notice of any change (i) in any Loan Party’s legal name (as set forth in its certificate of organization or like document), (ii) in the jurisdiction of incorporation or organization of any Loan Party or in the form of its organization, or (iii) in any Loan Party’s organizational identification number (if applicable).

(e)           Not later than five days after delivery of financial statements pursuant to Section 5.1(a), the Borrower shall deliver to the Administrative Agent a certificate duly executed by a Responsible Officer of the Borrower (i) setting forth any updates to Schedule 3.13 or (ii) confirming that there has been no change in such information since the Effective Date or the most recent certificate delivered pursuant to this Section (as applicable).

Section 5.10            Deposit Accounts. Unless the Administrative Agent otherwise consents in writing, the Borrower shall maintain its primary operating accounts with the Administrative Agent or any Lender.

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Section 5.11           Accuracy of Information. The Borrower will ensure that any information, including financial statements or other documents, prepared by or on behalf of the Borrower and furnished to the Administrative Agent or the Lenders in connection with any Loan Document or any amendment or modification thereof or waiver thereunder contains no material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading, and the furnishing of such information shall be deemed to be a representation and warranty by the Borrower on the date thereof as to the matters specified in this Section 5.11.

Section 5.12           Additional Information. Promptly following any request therefor, provide information and documentation reasonably requested by the Administrative Agent or any Lender to evidence compliance with Section 3.14, or for the purpose of the Administrative Agent’s or such Lender’s compliance with “know your customer” and Anti-Money Laundering Laws, rules and regulations, including, without limitation, the PATRIOT Act, the FCPA, and the Beneficial Ownership Regulation.

Article VI

Negative Covenants

So long as any Lender has any Commitment hereunder, any Loans, any Obligations or any other amount payable hereunder or under any other Loan Document has not been paid in full, or any Letter of Credit remains outstanding (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), the Borrower covenants and agrees, for itself and on behalf of its Subsidiaries, with the Administrative Agent, the Issuing Banks and the Lenders that:

Section 6.1             Financial Covenants.

(a)           Interest Coverage Ratio. The Borrower shall not permit the Interest Coverage Ratio as of the last day of any Computation Period to be less than 3.00 to 1.00 for such Computation Period.

(b)           Maximum Net Leverage Ratio. The Maximum Net Leverage Ratio as of the last day of any Computation Period shall not exceed 3.50 to 1.00 for such period.

Section 6.2             Indebtedness. The Borrower shall not, and shall not cause or permit any Subsidiary of the Borrower to, create, incur, assume or permit to exist any Indebtedness, except:

(a)           Indebtedness created under the Loan Documents;

(b)           Indebtedness existing on the date hereof and set forth in Schedule 6.2, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof, except reasonable fees and expenses incurred in connection with such extension, renewal or replacement, or change any direct or contingent obligor with respect thereto;

(c)           Indebtedness of the Borrower to any Subsidiary and of any Subsidiary to the Borrower or any other Subsidiary;

(d)          Guarantees by the Borrower of Indebtedness otherwise permitted hereunder of any Subsidiary and by any Subsidiary of Indebtedness otherwise permitted hereunder of the Borrower or any other Subsidiary;

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(e)           (i) Indebtedness of the Borrower or any Subsidiary of the Borrower incurred to finance the acquisition, construction, repair, development or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof except reasonable fees and expenses incurred in connection with such extension, renewal or replacement; provided that, such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction, repair, development or improvement; and

       (ii) Indebtedness of any Person that becomes a Subsidiary of the Borrower after the date hereof; provided that, such Indebtedness exists at the time such Person becomes a Subsidiary of the Borrower and is not created in contemplation of or in connection with such Person becoming a Subsidiary of the Borrower;

provided that, the aggregate principal amount of Indebtedness permitted by this clause (e) shall not exceed the greater of (i) $35,000,000 or (ii) ten percent (10%) of Consolidated EBITDA at any time outstanding;

(f)            Guarantees permitted under Section 6.9(vi).

(g)           Reserved.

(h)           obligations (contingent or otherwise) of the Borrower or any Subsidiary existing or arising under any Hedging Agreement permitted under Section 6.7;

(i)            Reserved.

(j)            contingent liabilities arising with respect to customary indemnification obligations in favor of sellers, unsecured earn-outs or deferred purchase price obligations, or other similar contingent payment obligations in connection with Acquisitions permitted under Section 6.4 and purchasers in connection with Dispositions permitted under Section 6.5;

(k)           other unsecured Indebtedness, so long as the following conditions are met:

(i)             both immediately before and after giving effect to the incurrence of such Indebtedness, no Default or Event of Default exists;

(ii)            upon giving effect to the incurrence of such Indebtedness on a pro forma basis, the Loan Parties would be in compliance with the financial covenants set forth in Section 6.1 as of the last day of the Computation Period during which such Indebtedness was incurred;

(iii)           the stated maturity of such Indebtedness is no earlier than 90 days after the Maturity Date; and

(iv)           the representations, conditions, covenants, defaults and similar non-economic provisions applicable to such Indebtedness are no more restrictive to the Loan Parties than the provisions contained in this Agreement; and

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(l)            other secured and/or unsecured Indebtedness in an aggregate principal amount not to exceed the greater of (i) $35,000,000 or (ii) ten percent (10%) of Consolidated EBITDA in the aggregate at any time outstanding.

Section 6.3             Liens. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(a)            Liens pursuant to any Loan Document;

(b)           Permitted Encumbrances;

(c)           any Lien on any property or asset of the Borrower or any Subsidiary existing on the date hereof and set forth in Schedule 6.3; provided that, (i) such Lien shall not apply to any other property or asset of the Borrower or any Subsidiary, and (ii) such Lien shall secure only those obligations which it secures on the date hereof and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(d)           any Lien existing on any property or asset prior to the acquisition thereof by the Borrower or any Subsidiary or existing on any property or asset of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary; provided that, (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Borrower or any Subsidiary, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be and extensions, renewals and replacements thereof that do not increase the outstanding principal amount thereof except for reasonable fees and expenses incurred in connection with such extension, renewal or replacement;

(e)            Liens on fixed or capital assets acquired, constructed or improved by the Borrower or any Subsidiary; provided that, (i) such security interests secure Indebtedness permitted by clause (e) of Section 6.2, (ii) such security interests and the Indebtedness secured thereby are incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement, (iii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the fixed or capital assets being acquired, constructed or improved, and (iv) such security interests shall not apply to any other property or assets of the Borrower or any Subsidiary;

(f)            Liens and rights of setoff of banks and securities intermediaries in respect of deposit accounts and securities accounts maintained in the ordinary course of business; and

(g)           Liens securing Indebtedness permitted by Section 6.2(l) hereof.

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Section 6.4             Fundamental Changes. No Loan Party shall, and no Loan Party shall cause or permit any Subsidiary of the Borrower to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets, or all or substantially all of the Equity Interests of any Subsidiary (in each case, whether now owned or hereafter acquired), or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing (i) any Person may merge with and into the Borrower in a transaction in which the Borrower is the surviving corporation, (ii) any Person (other than the Borrower, Globant IT, the Parent or Globant S.A. (Spain)) may merge into any Subsidiary in a transaction in which the surviving entity is a Subsidiary, (iii) any Subsidiary may sell, transfer, lease or otherwise dispose of its assets to the Borrower or to a Wholly Owned Subsidiary, (iv) any Subsidiary may liquidate or dissolve if the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders (v) any merger or consolidation to effect an Investment permitted under Section 6.6 or a Disposition permitted under Section 6.5, and (vi) any Acquisition by a Loan Party or any Wholly Owned Subsidiary of a Loan Party where:

(A)           immediately before and after giving effect to such Acquisition, no Default shall exist;

(B)            immediately before and after giving effect to such Acquisition on a pro forma basis, as at the end of the most recent fiscal quarter for which financial statements are delivered, the Loan Parties shall be in compliance with the Maximum Net Leverage Ratio covenant set forth in Section 6.1(b);

(C)            in the case of the Acquisition of any Person, the board of directors or other applicable managing entity of such Person shall have approved such Acquisition;

(D)            if requested by the Administrative Agent, reasonably prior to such Acquisition, the Administrative Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition together with all lien search reports and lien release letters and other documents as the Administrative Agent may require to evidence the termination of Liens on the assets or business to be acquired;

(E)            the provisions of Sections 5.9 and 5.12 shall be satisfied; and

(F)            if requested by the Administrative Agent, reasonably prior to such Acquisition, the Borrower shall have delivered to the Administrative Agent a certificate of its Chief Financial Officer in the form of Exhibit H attached hereto certifying as to compliance with the requirements set forth in clauses (A) through (E) above;

provided that, any such merger involving a Person that is not a Wholly Owned Subsidiary immediately prior to such merger shall not be permitted unless also permitted by Section 6.6.

Section 6.5             Disposition of Property. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Subsidiary, issue or sell any shares of such Subsidiary’s Equity Interests to any Person, except:

(a)            the Disposition of obsolete or worn out property in the ordinary course of business;

(b)           the sale of inventory in the ordinary course of business;

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(c)           the sale or issuance of any Subsidiary’s Equity Interests to the Borrower or any other Loan Party or, in the case of any Subsidiary that is not a Loan Party, to any other Subsidiary that is not a Loan Party;

(d)           any Disposition of assets (i) from one Foreign Subsidiary to another Foreign Subsidiary, (ii) from one Domestic Subsidiary to another Domestic Subsidiary, (iii) from one Loan Party to another Loan Party or (iv) from a Subsidiary to a Loan Party;

(e)           sales of Cash Equivalent Investments in the ordinary course of business and for fair market value;

(f)            Disposition of receivables pursuant to a true sale under a factoring or receivables purchase agreement; provided that (i) the purchase price for the receivables shall be the fair market value with a market standard discount for a sale or receivables under a factoring or purchase agreement; (ii) the purchase price is paid 100% in cash; (iii) the Net Cash Proceeds of such sale are deposited into the Borrower’s operating accounts at the Administrative Agent or Citibank, N.A. on the day such proceeds are paid to the Borrower; and (iv) the aggregate purchase price of such receivables sold ~~during any Fiscal Year~~, which are open or outstanding at any time, under such a factoring or purchase agreement shall not exceed $50,000,000; and

(g)           the Disposition of other property not described in clauses (a) through (f) above for not less than fair market value as long as (i) at least 75% of the consideration therefor consists of cash and Cash Equivalent Investments, and (ii) the aggregate fair market value of such property so disposed of does not exceed $15,000,000.

Section 6.6             Investments, Loans, Advances, Guarantees and Acquisitions. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, purchase, hold or acquire (including pursuant to any merger with any Person that was not a Wholly Owned Subsidiary prior to such merger) any Investment, except:

(a)           Cash Equivalent Investments;

(b)           Investments by the Borrower in the Equity Interests of its Subsidiaries;

(c)           Investments by any Loan Party in any other Loan Party;

(d)           loans or advances made by the Borrower to any Subsidiary of the Borrower and made by any Subsidiary to the Borrower or any other Subsidiary of the Borrower;

(e)           Guarantees constituting Indebtedness permitted by Section 6.2;

(f)            (i) advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed $2,500,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes and (ii) Investments consisting of loans to employees to finance the purchase of Equity Interests (other than Disqualified Equity Interests) of the Borrower pursuant to employee stock purchase plans or agreements approved by the Borrower’s board of directors in an aggregate principal amount not to exceed $2,500,000 outstanding at any time;

(g)           bank deposits in the ordinary course of business;

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(h)           Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(i)            non-cash consideration received, to the extent permitted by the Loan Documents, in connection with the Disposition of property permitted by this Agreement;

(j)             Investments to consummate Acquisitions permitted by Section 6.4;

(k)           Hedging Agreements permitted by Section 6.7, to the extent any such Hedging Agreement constitutes an Investment;

(l)             Investments listed on Schedule 6.6 as of the Effective Date;

(m)           Investments existing when a Person becomes a Subsidiary or at the time such Person merges or consolidates with the Borrower or any Subsidiary as permitted under Section 6.4, so long as such Investments were not made in contemplation of such Person becoming a Subsidiary or of such consolidation, merger or Acquisition; and

(n)           other Investments (including loans or advances made by the Borrower to any Subsidiary of the Parent that is not a Subsidiary of the Borrower) not to exceed the greater of (i) $70,000,000 or (ii) twenty percent (20%) of Consolidated EBITDA in the aggregate at any time outstanding; provided that Investments may be made in excess of such amount so long as immediately before and after giving effect to such Investment (i) no Default or Event of Default exists, (ii) the Maximum Net Leverage Ratio shall not exceed 3.50:100 for such computation period and (iii) the Loan Parties maintain a minimum balance of $50,000,000 of cash (which shall consist of domestic (U.S.) unrestricted cash plus any unused Revolving Commitments) after such Investment is made;

provided that, any Investment that when made complies with the requirements of the definition of the term “Cash Equivalent Investment” may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements.

Section 6.7             Hedging Agreements. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, enter into any Hedging Agreement, except (a) Hedging Agreements entered into to hedge or mitigate risks to which the Borrower or any such Subsidiary has actual exposure (other than those in respect of Equity Interests of the Borrower or any Subsidiary), and (b) Hedging Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate, from floating to fixed rates, or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any such Subsidiary.

Section 6.8             Restricted Payments. The Loan Parties shall not, and shall not cause or permit any of their Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payments in an aggregate amount that exceeds $25,000,000 during any fiscal year; provided that, the Loan Parties may make Restricted Payments in excess of such amount so long as both immediately before and after making such Restricted Payment (i) the Maximum Net Leverage Ratio is less than 2.75:1:00, (ii) the Loan Parties maintain a minimum balance of $50,000,000 of cash (which shall consist of domestic (U.S.) unrestricted cash plus any unused Revolving Commitments), after such Restricted Payment is made, and (iii) both immediately before and after making such Restricted Payment, no Default or Event of Default exists.

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Section 6.9             Transactions with Affiliates. No Loan Party shall, and no Loan Party shall cause or permit any Subsidiary of the Borrower to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) in the ordinary course of business on terms and conditions not less favorable to such Loan Party or Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (ii) transactions between or among the Loan Parties not involving any other Affiliates, (iii) transactions expressly permitted pursuant to this Agreement, (iv) employment, consulting, severance and other service or benefit related arrangements between the Loan Parties and their respective officers and employees in the ordinary course of business, (v) the payment of ordinary course customary fees, expenses and indemnities to directors, officers, employees and consultants of the Loan Parties, (vi) guaranties of obligations of Affiliates with third parties, not to exceed the greater of (x) $70,000,000 and (y) twenty percent (20%) of Consolidated EBITDA, in the aggregate at any time outstanding (excluding guaranties of the Obligations under the Loan Documents), and (vii) any transaction with an Affiliate that, as such, has been expressly approved by either a majority of such Loan Party’s independent directors or a committee of such Loan Party’s directors consisting solely of independent directors, in each case, in accordance with such independent directors’ fiduciary duties in their capacity as such and upon advice from independent counsel.

Section 6.10           Changes in Nature of Business. No Loan Party or any Subsidiary of a Loan Party shall engage in any business other than businesses of the type conducted by such entity on the date of execution of this Agreement and businesses reasonably incidental or related thereto and any reasonable extension thereof.

Section 6.11           Negative Pledges; Restrictive Agreements. The Borrower shall not, and shall not cause or permit any of its Subsidiaries to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of the Borrower or any such Subsidiary to create, incur or permit to exist any Lien upon any of its property, or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any shares of its Equity Interests or to make or repay loans or advances to the Borrower or any such Subsidiary or to Guarantee Indebtedness of the Borrower or any such Subsidiary or transfer any of its properties to any Loan Party; provided that, (i) the foregoing shall not apply to restrictions and conditions imposed by Applicable Law or by the Loan Documents, (ii) the foregoing shall not apply to customary restrictions and conditions contained in agreements relating to the sale of any asset or a Subsidiary of the Borrower pending such sale; provided that, such restrictions and conditions apply only to the asset or the Subsidiary of the Borrower that is to be sold and such sale is permitted hereunder, and (iii) clause (a) of the foregoing shall not apply to customary provisions in leases and other contracts restricting the assignment thereof.

Section 6.12           Restriction of Amendments to Certain Documents. No Loan Party shall amend such Person’s articles or certificates of organization or formation, operating agreement or other agreement, instrument or document affecting such Person’s organization, management or governance, in each case, in any respect which is materially adverse to the Lenders.

Section 6.13           Changes in Fiscal Periods. No Loan Party shall change its fiscal year to end on a day other than December 31 or change its method of determining fiscal quarters.

Section 6.14           [Reserved].

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Section 6.15           Sanctions; Anti-Corruption.

(a)           The Borrower will not, directly or indirectly, use the proceeds of the Loans or any Letter of Credit, or lend, contribute or otherwise make available such proceeds to any Loan Party or any Subsidiary of a Loan Party, joint venture partner or other Person, (i) to fund any activities or business of or with any Person, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions, or (ii) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans or Letters of Credit, whether as Administrative Agent, Joint Lead Arranger, Joint Bookrunner, Joint Syndication Agent, Issuing Bank, Lender, underwriter, advisor, investor or otherwise), other than to the extent this covenant would not be permissible under of Council Regulation (EC) No 2271/96, as amended (or any implementing law or regulation in any member state of the European Union or the United Kingdom).

(b)           No part of the proceeds of the Loans or Letters of Credit will be used, directly or indirectly, for any payments that could constitute a violation of any applicable anti-bribery law.

Section 6.16           [Reserved].

Section 6.17           Lien on Equity Interests of the Borrower. The Borrower shall not cause or permit any Guarantor to create, incur, assume or suffer to exist any Lien upon the Equity Interests of the Borrower other than any Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

Article VII

Events of Default

Section 7.1             Events of Default. If any of the following events (“Events of Default”) shall occur:

(a)            the Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof, by reason of acceleration or otherwise;

(b)           the Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Section) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three (3) Business Days;

(c)           any representation or warranty made or deemed made by or on behalf of the Borrower or any other Loan Party in or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement, any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been incorrect or misleading in any material respect (except for representations and warranties that are qualified by materiality, which shall not be incorrect or misleading in any respect) when made or deemed made;

(d)           any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in Section 2.20, Section 5.1(a), (b), and (c), Section 5.2, Section 5.3 (with respect to the existence of any Loan Party), Section 5.6(b), Section 5.8 or Section 5.9 or in Article VI;

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(e)           the Borrower or any other Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause(a), (b) or (d) of this Section), and such failure shall continue unremedied for a period of 30 days after the earlier of (x) notice thereof from the Administrative Agent to the Borrower (which notice will be given at the request of any Lender), and (y) the date a Responsible Officer of the Borrower or such other Loan Party becomes aware of such failure;

(f)            any Loan Party shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable, which failure shall continue beyond any applicable cure period specified in the agreement or instrument governing such Material Indebtedness;

(g)           any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity or (in the case of any Material Indebtedness constituting a Guarantee) to become payable; provided that, this clause (g) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such voluntary sale or transfer is permitted under this Agreement;

(h)           an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of any Loan Party or any Subsidiary of the Borrower or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary of the Borrower or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i)            any Loan Party or any Subsidiary of the Borrower shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for any Loan Party or any Subsidiary of the Borrower or for a substantial part of any of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors, or (vi) take any action for the purpose of effecting any of the foregoing;

(j)             any Loan Party or any Subsidiary of the Borrower shall admit in writing its inability or fail generally to pay its debts as they become due;

(k)            one or more judgments for the payment of money in an aggregate amount in excess of $3,000,000 shall be rendered against a Loan Party any Subsidiary or any combination thereof (not paid or covered by insurance) and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of a Loan Party or any Subsidiary to enforce any such judgment;

(l)             an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

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(m)           any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, shall cease to be in full force and effect; or any Loan Party or any other Person acting on any Loan Party’s behalf shall contest in any manner the validity or enforceability of any material provision of any Loan Document in writing; or any Loan Party shall deny that it has any or further liability or obligation under any Loan Document, or shall purport to revoke, terminate or rescind any provision of any Loan Document;

(n)           a Change in Control shall occur; or

(o)           any of the actions or events set forth in clauses (h), (i) or (j) of this Section 7.1 shall occur with respect to one or more Subsidiaries of any Loan Party, and such action or event could reasonably be expected to (after giving effect to any applicable threshold or grace period), individually or in the aggregate, result in a Material Adverse Effect;

then, and in every such event (other than an event with respect to the Borrower described in clause (h) or (i) of this Section), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times: (i) terminate the Commitments, and thereupon the Commitments (if not theretofore terminated) shall terminate immediately, and (ii) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations of the Borrower (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and in case of any event with respect to the Borrower described in clause (h) or (i) of this Section, the Commitments (if not theretofore terminated) shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other Obligations of the Borrower and the other Loan Parties (including all amounts of LC Exposure, whether or not the beneficiary of any then-outstanding Letter of Credit shall have demanded payment thereunder) accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower. With respect to all Letters of Credit having undrawn and unexpired amounts at the time of an acceleration pursuant to this clause, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to 103% of the aggregate then undrawn and unexpired amount of such Letters of Credit in accordance with Section 2.5(j).

Section 7.2             Application of Funds. After the exercise of remedies provided for in Section 7.1 (or after the Loans have automatically become immediately due and payable and the LC Exposure has automatically been required to be Cash Collateralized), any amounts received on account of the Secured Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Secured Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including legal expenses payable under Section 9.3 and amounts payable under Article II) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Secured Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including legal expenses payable under Section 9.3 and amounts payable under Article II), ratably among them in proportion to the amounts described in this clause Second payable to them;

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Third, to payment of that portion of the Secured Obligations constituting accrued and unpaid interest on the Loans and LC Disbursements, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Secured Obligations constituting unpaid principal of the Loans and LC Disbursements, the termination value under Lender Provided Hedging Agreements and Lender Provided Financial Service Products and to Cash Collateralize the portion of the LC Exposure comprised of the aggregate undrawn amount of Letters of Credit as provided in Section 7.1, ratably among the holders of such Secured Obligations in proportion to the respective amounts described in this clause Fourth held by them; provided that, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Secured Obligations otherwise set forth above in this Section;

Fifth, to the payment of all other Secured Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Secured Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Secured Obligations have been paid in full, to the Borrower or as otherwise required by Applicable Law.

Subject to Sections 2.5(j) and 2.20, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fourth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Secured Obligations, if any, in the order set forth above and, if no Secured Obligations remain outstanding, remitted to the Borrower.

Notwithstanding the foregoing, Excluded Swap Obligations with respect to any Guarantor shall not be paid with amounts received from such Guarantor or its assets, but appropriate adjustments shall be made with respect to payments from other Loan Parties to preserve the allocation to Obligations otherwise set forth above in this Section.

Article VIII

The Administrative Agent

Section 8.1             Appointment and Authority.

(a)           Each of the Lenders and the Issuing Banks hereby irrevocably appoints HSBC to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and neither the Borrower nor any other Loan Party shall have any rights as a third-party beneficiary of any of such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligation arising under agency doctrine of any Applicable Law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

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(b)           Each Lender hereby authorizes the Administrative Agent to (i) execute, deliver and perform as a collateral agent under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, (ii) exercise and enforce any and all rights, powers and remedies provided to the Administrative Agent or any Lender by this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party, any applicable law, or any other document, instrument, or agreement, and (iii) take any other action under this Agreement and each other Loan Document to which the Administrative Agent is or is intended to be a party which Administrative Agent in its sole discretion shall deem advisable and in the best interests of the Lenders. Notwithstanding the foregoing, the Administrative Agent shall not commence an enforcement action (as such term is defined in the Loan Documents) except at the direction of the Required Lenders; provided that, if the Administrative Agent is prohibited by any court order or applicable law from commencing any enforcement action, the Administrative Agent shall not be obligated to commence such enforcement action until such authority is obtained. All decisions with respect to the type of enforcement action which is to be commenced shall be made by, and all actions with respect to prosecution and settlement of such enforcement action shall require the direction of the Required Lenders, and the Administrative Agent shall not be required to take any enforcement action in the absence of any such direction. The Administrative Agent will use its commercially reasonable efforts to pursue diligently the prosecution of any enforcement action, which the Administrative Agent is so authorized or directed to initiate pursuant to this Agreement. The Administrative Agent shall make available to the Lenders copies of all notices it receives in connection with the Collateral or any enforcement action promptly upon receipt. Subject to the terms of this Agreement, the Administrative Agent agrees to administer and enforce this Agreement and the other Security Documents to which it is a party and to foreclose upon, collect and dispose of the Collateral and to apply the proceeds therefrom, for the benefit of the Secured Parties, as provided in this Agreement, and otherwise to perform its duties and obligations as a “collateral agent” hereunder in accordance with the terms hereof.

Section 8.2             Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for, and generally engage in any kind of business with, the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders. The obligations of each Lender under the Loan Documents are several and not joint. Failure by any Lender to perform its obligations under the Loan Documents does not affect the obligations of any other Lender under the Loan Documents.

Section 8.3             Exculpatory Provisions.

(a)           The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent:

(i)             shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

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(ii)            shall not have any duty to take any discretionary action or exercise any discretionary power, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that, the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or Applicable Law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may affect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law, and the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder or under any other Loan Document unless it first receives further assurances of its indemnification from the Lenders that it may require, including prepayment of any related expenses and any other protection it requires against any and all costs, expenses and liabilities it may incur in taking or continuing to take any such action; in no event shall the Administrative Agent be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of its duties hereunder or in the exercise of any of its rights or powers;

(iii)           shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity; and

(iv)          shall not incur any liability for not performing any act of fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Administrative Agent (including but not limited to any act or provision of any present or future law or regulation or Governmental Authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility).

(b)           Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable for any action taken or not taken by it (i) with the consent or at the request or direction of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 9.2 and Section 7.1), which consent or direction the Administrative Agent may solicit at any time, or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction by final and nonappealable judgment. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent in writing by the Borrower, a Lender or an Issuing Bank referring to this Agreement, describing such Default and stating that such notice is a “Notice of Default” or “Notice of Event of Default”. The Administrative Agent shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with the terms of this Agreement; provided that unless and until the Administrative Agent has received any such direction from the Required Lenders, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to any such Default as it shall deem advisable or in the best interest of the Lenders and Issuing Banks.

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(c)           The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any covenant, agreement or other term or condition set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(d)           Nothing in this Agreement shall require the Administrative Agent or any of its Related Parties to carry out any “know your customer” or other checks in relation to any Person on behalf of any Lender and each Lender confirms to the Administrative Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Administrative Agent or any of its Related Parties.

(e)           The Administrative Agent shall be entitled to take any action or refuse to take any action which the Administrative Agent regards as necessary for the Administrative Agent to comply with any Applicable Law, regulation or court order or the rules, operating procedures or market practice of any relevant stock exchange or other market or clearing system.

Section 8.4             Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Administrative Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, at the expense of the Borrower and/or the Lenders, as applicable, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Section 8.5             Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities as well as activities as Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

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Section 8.6             Resignation of Administrative Agent.

(a)           The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Banks and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to), on behalf of the Lenders and the Issuing Banks, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that, in no event shall any such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)           If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)           With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any Collateral held by the Administrative Agent on behalf of the Lenders or the Issuing Banks under any Loan Document, the retiring or removed Administrative Agent shall continue to hold such Collateral until such time as a successor Administrative Agent is appointed), and (ii) except for any indemnity payments owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and Issuing Bank directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments owed to the retiring or removed Administrative Agent), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents. The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article and Section 9.3 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any action taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

(d)           In addition to the resignation rights set forth in Section 2.4(c)(v) and Section 2.5(i)(ii), any resignation by HSBC as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Bank and Swingline Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and Swingline Lender, (ii) the retiring Issuing Bank and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.

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Section 8.7             Non-Reliance on Administrative Agent and Other Lenders. Each Lender and Issuing Bank acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business enterprise or securities. Each Lender and Issuing Bank represents that it is engaged in making, acquiring or holding commercial loans in the ordinary course of its business and that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information (which may contain material, non-public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

Section 8.8             No Other Duties, etc. Anything herein to the contrary notwithstanding, ~~the Arranger~~each of the Joint Lead Arrangers, Joint Bookrunners, and Joint Syndication Agents shall not have any powers, duties or responsibilities under this Agreement or any other Loan Document, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Bank hereunder.

Section 8.9             Enforcement. Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against any Loan Party shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.1 for the benefit of all the Lenders and the Issuing Banks; provided that, the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) any Issuing Bank or Swingline Lender from exercising the rights and remedies that inure to its benefit (solely in its capacity as Issuing Bank or Swingline Lender, as the case may be) hereunder and under the other Loan Documents, (c) any Lender from enforcing its right to payment when due of the principal of and interest on its Loans, fees and other amounts owing to such Lender under the Loan Documents, (d) any Lender from exercising setoff rights in accordance with Section 9.8 (subject to the terms of Section 2.18), or (e) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided further that, if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to this Article VIII, and (ii) in addition to the matters set forth in clauses (b), (c), (d) and (e) of the preceding proviso and subject to Section 2.18, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

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Section 8.10           Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding under any other Applicable Law relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or LC Exposure shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Exposure and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Banks and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Banks and the Administrative Agent under Sections 2.11 and 9.3) allowed in such judicial proceeding; and

(b)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.11 and 9.3.

Section 8.11           Collateral and Guaranty Matters.   (a)         The Lenders irrevocably authorize the Administrative Agent, at its option and in its sole and absolute discretion,

(i)             to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (v) upon termination of all Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made), (w) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted under the Loan Documents, (x) subject to Section 9.2, if approved, authorized or ratified in writing by the Required Lenders, (y) relating to Collateral consisting of a debt instrument if the Indebtedness evidenced thereby has been paid in full, or (z) where such release (A) corrects manifest error in the Administrative Agent’s sole and absolute discretion or (B) is expressly permitted under the Loan Documents;

(ii)           to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.3(e) or to any Permitted Encumbrance; and

(iii)           to release any Guarantor from its obligations under the Loan Documents if such Person ceases to be a Subsidiary as a result of a transaction permitted under the Loan Documents.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Loan Documents pursuant to this Section 8.11.

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(b)           The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of any Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor, maintain or insure any portion of the Collateral.

(c)           The Administrative Agent may refrain from enforcing the Collateral unless instructed by the Required Lenders. The Administrative Agent may, subject to any contrary instructions from the Required Lenders, cease enforcement at any time.

Section 8.12           Lender Provided Hedging Agreements and Lender Provided Financial Service Products. No holder of Secured Obligations in respect of Lender Provided Hedging Agreements or Lender Provided Financial Service Products shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article VIII to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, such Secured Obligations unless the Administrative Agent has received written notice of such Secured Obligations, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Lender or Affiliate of a Lender.

Section 8.13           Merger. Any entity into which the Administrative Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidations which the Administrative Agent in its individual capacity may be party, or any corporation to which substantially all of the corporate trust or agency business of the Administrative Agent in its individual capacity may be transferred, shall be the Administrative Agent under this Agreement without further action.

Section 8.14           Certain ERISA Matters.

(a)           Each Lender (x) represents and warrants, as of the date such person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)            such Lender is not using “plan assets” of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments or this Agreement,

(ii)           the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

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(iii)           (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)          such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)           In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person becomes a Lender party hereto, to, and (y) covenants, from the date such Person becomes a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Section 8.15           Erroneous Payments.

(a)           If the Administrative Agent (x) notifies a Lender, Issuing Bank or Secured Party, or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party (any such Lender, Issuing Bank, Secured Party or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank, Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof) (provided, that, without limiting any other rights or remedies (whether at law or in equity), the Administrative Agent may not make any such demand under this clause (a) with respect to an Erroneous Payment unless such demand is made within 5 Business Days of the date of receipt of such Erroneous Payment by the applicable Payment Recipient), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 8.15 and held in trust for the benefit of the Administrative Agent, and such Lender, Issuing Bank or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

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(b)          Without limiting immediately preceding clause (a), each Lender, Issuing Bank, Secured Party or any Person who has received funds on behalf of a Lender, Issuing Bank or Secured Party (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, Issuing Bank or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)             it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)           such Lender, Issuing Bank or Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8.15(b).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 8.15(b) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 8.15(a) or on whether or not an Erroneous Payment has been made.

(c)           Each Lender, Issuing Bank or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, Issuing Bank or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, Issuing Bank or Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

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(d)           (i) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loans (but not its Commitments) of the relevant Class with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.

(ii)           Subject to Section 9.4(b) (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

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(e)           The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender, Issuing Bank or Secured Party, to the rights and interests of such Lender, Issuing Bank or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Loan Parties’ Secured Obligations under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Secured Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Loan Party; provided that this Section 8.15 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (x) and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.

(f)            To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.

(g)           Each party’s obligations, agreements and waivers under this Section 8.15 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Loan Document.

Article IX

Miscellaneous

Section 9.1              Notices; Effectiveness; Electronic Communication.

(a)           Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in clause (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail, sent by telecopy or electronic communication as follows:

(i)             if to the Borrower or any other Loan Party, to it at 875 Howard Street, Suite 320, San Francisco, CA 94103, Attention: General Counsel /Chief Financial Officer / Treasurer (Telephone No. (877) 215-5230 ext. 18083/19763; E-mail: juan.urthiage@globant.com with copies to matias.corvalan@globant.com and gcoffice@globant.com), with a copy to Sistemas Globales S.A., Ing. Butty 240, Laminar Tower, 9th Floor, Ciudad Autónoma de Buenos Aires, 1001, Argentina, Attention: General Counsel /Chief Financial Officer / Treasurer;

(ii)            if to the Administrative Agent, to HSBC Bank USA, N.A. at HSBC Bank USA, National Association, Corporate Trust Loan Agency, 425 5th Avenue (8E6), New York, NY 10018 (Telecopy No. (917) 229-6659; Telephone No. (212) 535-7253; E-mail: ctlany.loanagency@us.hsbc.com); and

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(iii)           if to a Lender, to it at its address (or telecopy number or e-mail address) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopy shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in clause (b) below, shall be effective as provided in said clause (b).

(b)           Electronic Communications. Notices and other communications to the Lenders and the Issuing Banks hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Article II if such Lender or Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its sole and absolute discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, e-mail or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(c)           Change of Address, etc. Any party hereto may change its address, telecopy number or e-mail address for notices and other communications hereunder by notice to the other parties hereto.

(d)           Platform.

(i)            The Borrower (on behalf of itself and each other Loan Party) agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) (including of materials and/or information provided by or on behalf of the Borrower hereunder (collectively, the “Borrower Materials”)) available to the Issuing Banks and the other Lenders by posting the Communications on the Platform.

(ii)            The Platform is provided “as is” and “as available”. The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental, consequential, punitive or exemplary damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any other Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Borrower or any other Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section, including through the Platform.

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Section 9.2              Waivers; Amendments.

(a)           No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by clause (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.

(b)           No Loan Document nor any provision thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or, in the case of any other Loan Document, by an agreement in writing entered into with the consent of the Required Lenders; provided that, no such agreement shall:

(i)             increase the Commitment of any Lender without the written consent of such Lender (it being understood and agreed that a waiver of any condition precedent set forth in Section 4.1 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an increase of any Commitment of any Lender);

(ii)            reduce the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce any fees or any other amounts payable hereunder, without the written consent of each Lender directly affected thereby (it being understood and agreed that a waiver of an increase to the Applicable Rate pursuant to Section 2.12(c) shall require the consent of only the Required Lenders);

(iii)           postpone the scheduled date of payment (it being understood and agreed that a waiver of a Default shall require the consent of only the Required Lenders) of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees or any other amounts payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby;

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(iv)           change any provision of any Loan Document in a manner that would alter the pro rata sharing of payments required thereby (including under Sections 2.18(b), Section 2.18(c) and Section 7.2) or pro rata reduction or termination of Commitments in accordance with Section 2.8(d) without, in each case, the written consent of each Lender;

(v)           release any Guarantor from a Guaranty (other than in connection with the transactions permitted under Section 6.4 or the sale of such Guarantor in a transaction permitted under Section 6.5) or release all or substantially all of the Collateral in any transaction or series of related transactions (other than as authorized in Section 8.11 or as otherwise specifically permitted or contemplated in this Agreement or the Security Agreement), in each case without the written consent of each Lender;

(vi)           change (A) any provision of this Section or the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder (other than the definition specified in clause (B) of this Section 9.2(b)(vi)), without the written consent of each Lender, or (B) the definition of “Required Revolving Lenders” without the written consent of each Revolving Lender under the Revolving Facility; or

(vii)          amend, modify or otherwise affect the rights or duties of the Administrative Agent, any Issuing Bank or the Swingline Lender hereunder without the prior written consent of the Administrative Agent, such Issuing Bank or the Swingline Lender, as the case may be.

Notwithstanding anything herein to the contrary, the Administrative Agent may, with the consent of the Borrower only, amend, modify or supplement this Agreement or any other Loan Document to cure any ambiguity, omission, defect or inconsistency.

Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, this Agreement and the other Loan Documents may be amended with the written consent of only the Administrative Agent and the Borrower to the extent necessary in order to evidence and implement any increase in Revolving Commitments pursuant to Section 2.22. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, the provisions of Section 2.24 govern the amendment process for any ESG Amendment.

Section 9.3             Expenses; Indemnity; Damage Waiver.

(a)           Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, which shall be limited to one primary counsel and, to the extent appropriate, one local counsel in each relevant jurisdiction) in connection with (A) the syndication of the Facilities, the preparation, negotiation, execution, delivery, recordation and filing (including all recording and filing fees, and all mortgage, intangible and other taxes) (it being understood and agreed that the Borrower shall not be responsible for the payment of any such fees, charges or disbursements incurred by any Lender or counsel for such Lender other than HSBC in its role as Administrative Agent) and (B) administration of this Agreement and the other Loan Documents, or any amendment, modification or waiver of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, any Lender or any Issuing Bank (including the fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or any Issuing Bank, which shall be limited to one primary counsel for the Administrative Agent, any Issuing Banks and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable)), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

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(b)           Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each Issuing Bank, and each Related Party of each of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower or any other Loan Party) arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any Subsidiary (except to the extent such presence or release is (A) attributable solely to the gross negligence or willful misconduct of any Lender (as determined by a court of competent jurisdiction by a final, nonappealable judgment) and (B) occurred following such Lender’s taking possession of the property due to (x) the foreclosure on such property by such Lender or (y) such Lender having become successor-in-interest to any Loan Party with respect to such property), or any Environmental Liability related in any way to the Borrower or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to (A) have resulted (i) from the gross negligence or willful misconduct of such Indemnitee or (ii) a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim, or (B) have arisen out of any dispute that does not involve an act or omission of any Loan Party or any Subsidiary and that is brought by an Indemnitee against another Indemnitee; provided, further, that the Borrower shall only be responsible for the fees, charges and disbursements of one primary counsel for the Administrative Agent and the Lenders (taken as a whole), one local counsel (in each reasonably necessary jurisdiction) and one special counsel (for each reasonably necessary specialty) and, in the case of a conflict of interest of any of the foregoing counsel, one additional local and/or special counsel (as applicable). This Section 9.3(b) shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, liabilities and related expenses arising from any non-Tax claim.

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(c)           Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under clause (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), any Issuing Bank, any Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees (i) to pay with respect to clause (a) of this Section, and (ii) indemnify with respect to clause (b) of this Section, Administrative Agent (or any such sub-agent), such Issuing Bank, such Swingline Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided that, with respect to such unpaid amounts owed to any Issuing Bank or Swingline Lender solely in its capacity as such, only the Revolving Lenders shall be required to pay such unpaid amounts, such payment to be made severally among them based on such Revolving Lenders’ Applicable Percentages (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided further that, the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), such Issuing Bank or such Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), such Issuing Bank or any such Swingline Lender in connection with such capacity. The obligations of the Lenders under this clause (c) are subject to the provisions of Section 2.18(e).

(d)           Waiver of Consequential Damages, etc. To the fullest extent permitted by Applicable Law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, and in no event shall any Indemnitee be liable, on any theory of liability, for loss of profits, goodwill, reputation, business opportunity or for indirect, special, punitive, consequential or exemplary damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof, whether or not the Indemnitee has been advised of the possibility of damages. No Indemnitee referred to in clause (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)           Payments. All amounts due under this Section shall be payable not later than 10 days after demand therefor.

(f)           Survival. Each party’s obligations under this Section shall survive the termination of the Loan Documents and payment of the other Obligations.

Section 9.4              Successors and Assigns.

(a)           Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of clause (b) of this Section, (ii) by way of participation in accordance with the provisions of clause (d) of this Section or (iii) by way of pledge or assignment of a security interest subject to the restrictions of clause (e) of this Section (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in clause (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

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(b)           Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (in each case with respect to any Facility), any such assignment shall be subject to the following conditions:

(i)           Minimum Amounts.

(A)           in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it (in each case with respect to any Facility) or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)            in any case not described in clause (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if a “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000 (or, if less, the amount of any Erroneous Payment Deficiency Assignment), in the case of any assignment in respect of the Revolving Facility, or $1,000,000, in the case of any assignment in respect of the Term Facility, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed).

(ii)            Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis.

(iii)           Required Consents. No consent shall be required for any assignment except to the extent required by clause (b)(i)(B) of this Section and, in addition:

(A)           the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) an Event of Default has occurred and is continuing at the time of such assignment or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(B)           the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (i)   the Revolving Facility if such assignment is to a Person that is not a Lender with a Commitment in respect of such Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender, or (ii) any Term Loans to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

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(C)           the consent of each Issuing Bank and Swingline Lender (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of the Revolving Facility if such assignment is to a Person that is not a Lender with a Revolving Commitment, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

(iv)          Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that, the Administrative Agent may, in its sole and absolute discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)           No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries, or (B) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute a Defaulting Lender or a Subsidiary thereof.

(vi)           No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person or relative(s) thereof).

(vii)           Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, each Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under Applicable Law without compliance with the provisions of this clause, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.14 and 9.3 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided that, except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (d) of this Section.

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(c)           Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at its offices at 452 Fifth Avenue, New York, NY 10018 a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that, if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to this Agreement, the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this clause (c).

(d)           Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that, (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Banks and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 2.17(e) with respect to any payments made by such Lender to its Participant(s).

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Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(g) (it being understood that the documentation required under Section 2.17(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section; provided that, such Participant (A) agrees to be subject to the provisions of Section 2.19 as if it were an assignee under clause (b) of this Section, and (B) shall not be entitled to receive any greater payment under Section 2.14 or Section 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effect the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.8 as though it were a Lender; provided that, such Participant agrees to be subject to Section 2.18(c) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit, or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)           Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that, no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

Section 9.5             Survival. All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and any issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect so long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under any Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.14, 2.16, 2.17, 2.18 and 9.3, and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Obligations, the expiration or termination of the Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the applicable Issuing Bank shall have been made) and the Commitments or the termination of this Agreement or any provision hereof.

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Section 9.6              Counterparts; Integration; Effectiveness; Electronic Execution.

(a)           Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)           Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 9.7             Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

Section 9.8             Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held, and other obligations (in whatever currency) at any time owing, by such Lender, such Issuing Bank or any such Affiliate, to or for the credit or the account of the Borrower or any other Loan Party against any and all of the obligations of the Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or such Issuing Bank or their respective Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such Loan Party may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender or such Issuing Bank different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the Issuing Banks and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each Issuing Bank and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and Issuing Bank agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that, the failure to give such notice shall not affect the validity of such setoff and application.

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Section 9.9             Governing Law; Jurisdiction; Etc.

(a)           Governing Law. This Agreement and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement or any other Loan Document (except, as to any other Loan Document, as expressly set forth therein) and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of law principles except Title 14 of Article 5 of the New York General Obligations law.

(b)           Jurisdiction. The Borrower irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, any Lender, any Issuing Bank or any Related Party of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court for the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto may be heard and determined in such New York State court or, to the fullest extent permitted by Applicable Law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, any Lender or any Issuing Bank may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against the Borrower, any other Loan Party or their properties in the courts of any jurisdiction.

(c)           Waiver of Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in clause (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d)           Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9.1. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by Applicable Law.

Section 9.10           Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

113

Section 9.11           Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

Section 9.12           Treatment of Certain Information; Confidentiality. Each of the Administrative Agent, the Lenders and the Issuing Banks agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed: (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by Applicable Law or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedy hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative, credit insurance or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (g) with the consent of the Borrower, or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to the Administrative Agent, any Lender, any Issuing Bank or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower or any Subsidiary. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry (including league table providers) and service providers to the Administrative Agent and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

For purposes of this Article, “Information” means all information received from the Borrower or any Subsidiary relating to the Borrower or any Subsidiary or any of their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any Issuing Bank on a nonconfidential basis prior to disclosure by the Borrower or any Subsidiary; provided that, in the case of information received from the Borrower or any Subsidiary after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Section 9.13           Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under Applicable Law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with Applicable Law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

114

Section 9.14           PATRIOT Act. Each Lender that is subject to the requirements of the PATRIOT Act hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the PATRIOT Act.

Section 9.15           Acknowledgment and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)           the effects of any Bail-in Action on any such liability, including, if applicable:

(i)             a reduction in full or in part or cancellation of any such liability;

(ii)            a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)           the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

115

Section 9.16         Judgment Currency. This is an international loan transaction in which the specification of Dollars and the payment in New York is of the essence, and the obligations of the Borrower and each other Loan Party under this Agreement and each of the other Loan Documents to make payments in a specified currency (the “Contractual Currency”) shall not be discharged or satisfied by any tender or recovery pursuant to any judgment expressed in or converted into any currency other than the Contractual Currency, except to the extent such tender or recovery results in the effective receipt by the Recipient to which payment is owed, acting in good faith and using commercially reasonable procedures in converting the currency so tendered into the Contractual Currency, of the full amount of the Contractual Currency of the amounts payable to such Recipient under this Agreement. If, for the purpose of obtaining or enforcing judgment against any Loan Party in any court or in any jurisdiction, it becomes necessary to convert into or from any currency other than the Contractual Currency (such other currency being herein referred to as the “Judgment Currency”) an amount due in the Contractual Currency, the conversion shall be made, at the rate of exchange at which, in accordance normal banking procedures, the Recipient could purchase such Contractual Currency at the principal office of the Recipient in New York, New York with the Judgment Currency on the Business Day next preceding the day on which such judgment becomes effective. The obligation of the Borrower and each other Loan Party in respect of any sum due from it to the Recipient hereunder or under any other Loan Document shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that, on the Business Day following receipt by the Recipient of any sum adjudged to be due hereunder in the Judgment Currency the Recipient may, in accordance with normal banking procedures, purchase and transfer the Contractual Currency to New York, New York with the amount of the Judgment Currency so adjudged to be due, and the Borrower and each other Loan Party hereby, as a separate obligation and notwithstanding any such judgment, agrees to indemnify the Recipient against, and to pay the Recipient, on demand, in the Contractual Currency, the amount (if any) by which the sum originally due to the Recipient in the Contractual Currency hereunder exceeds the amount of the Contractual Currency so purchased and transferred.

Section 9.17         Acknowledgement Regarding Any Supported QFCs.

(a)           To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(b)           In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

[Signature Pages have been intentionally omitted in connection with this
~~[Signature page follows]~~conformed copy of the Credit Agreement]

116

Schedule 2.1

Commitments

Lender	Revolving Commitment	Percentage
HSBC Bank USA, N.A.	$94,000,000	13.0%
Citibank, N.A.	$85,000,000	11.7%
JPMorgan Chase Bank, N.A.	$85,000,000	11.7%
The Bank of Nova Scotia	$85,000,000	11.7%
Banco Santander, S.A.	$47,000,000	6.5%
Bank of America, N.A.	$47,000,000	6.5%
Bank of China Limited, New York Branch	$47,000,000	6.5%
BNP Paribas	$47,000,000	6.5%
First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)	$47,000,000	6.5%
Goldman Sachs Bank USA	$47,000,000	6.5%
PNC Bank, National Association	$47,000,000	6.5%
Wells Fargo Bank, N.A.	$47,000,000	6.5%
Total:	$725,000,000.00	100%

Lender	Term Loan Commitment	Percentage
HSBC Bank USA, N.A.	$50,689,955.17	13.5%
JPMorgan Chase Bank, N.A.	$40,000,000.00	10.7%
The Bank of Nova Scotia	$40,000,000.00	10.7%
Citibank, N.A.	$25,000,000.00	6.7%
PNC Bank, National Association	$60,000,000.00	16.0%

Lender	Term Loan Commitment	Percentage
Bank of America, N.A.	$60,000,000.00	16.0%
Bank of China Limited, New York Branch	$40,000,000.00	10.7%
BNP Paribas	$24,310,344.83	6.5%
Banco Bilbao Vizcaya Argentaria, J.A., New York Branch	$35,000,000.00	9.3%
Total:	$375,000,000.00	100%

Schedule 2.5

Existing Letters of Credit

Guarantee No. FNGMLM951653 in the aggregate principal amount of EUR 392,277.41, issued by HSBC France to Globant LLC on behalf of Software Product Creation S.L. for the benefit of Infinorsa Gestión Inmobiliaria y Financiera S.A.

Guarantee No. PEBPRT643239 in the aggregate principal amount of EUR 123,156.18, issued by HSBC France to Globant LLC on behalf of Walmeric Soluciones S.L. for the benefit of HERMANDAD NACIONAL DE ARQUITECTOS, ARQUITECTOS TÉCNICOS Y QUÍMICOS, MUTUALIDAD DE PREVISIÓN SOCIAL.

Guarantee No. PEBPRT653317 in the aggregate principal amount of EUR 1,289,477.17, issued by HSBC to Globant LLC on behalf of Software Product Creation SL for the benefit of Merli Properties, Socimi, S.A.

Guarantee No 30GA-J56453-6KWM in the aggregate principal amount of USD 11,250, 000.00 issued by UBS to Globant LLC on behalf of Globant UK for the benefit of FEDERATION INTERNAT. DE FOOTBALL ASS. (FIFA).

Guarantee No GFFNG2202882 in the aggregate principal amount of EUR 222, 582.36 issued by HSBC to Globant LLC on behalf of Globant Germany for the benefit of Andreas Gillwald Grundstucks GmbH und Co. KG

Guarantee No PEBPRT650344 in the aggregate principal amount of EUR 90,766.70 issued by issued by HSBC to Globant LLC on behalf of Hybrido Worldwide SL for the benefit of Masahona S.L.

Schedule 3.6

Disclosed Matters

TAX CLAIM BY THE TAX AUTHORITY IN UNITED STATES (U.S. INTERNAL REVENUE SERVICE).

Certain of our non-U.S. subsidiaries are currently under examination by the U.S. Internal Revenue Service (“IRS”) regarding payroll and employment taxes primarily in connection with services performed by employees of certain of our subsidiaries in the United States from 2013 to 2015. On May 1, 2018, the IRS issued 30-day letters to those subsidiaries proposing total assessments of $1.4 million plus penalties and interest for employment taxes for those years. Our subsidiaries challenged these proposed assessments with the IRS on July 16, 2018. Following discussions with the IRS, during the fourth quarter of 2021, the IRS and our subsidiaries have reached a preliminary agreement on the proposed assessments which would amount to USD 1.3M, including applicable interests and penalties. On March 16, 2022 the Company paid US$ 960K in principal and is waiting for final confirmation on the amounts of the applicable interests and penalties to settle this matter definitively.

TAX EXAMINATIONS BY THE MINISTRY OF LABOR AND THE BRAZILIAN INTERNAL REVENUE SERVICES SUBJECT TO LEGAL PROCEEDINGS.

                Between 2010 and 2014, certain of Grupo Assa’s Brazilian subsidiaries were subject to two examinations by the Ministry of Labor (“MTE”) and the Brazilian Internal Revenue Service (“RFB”) in relation to the potential hiring of employees as independent contractors. As a result of such examinations, Grupo Assa's Brazilian subsidiaries are subject to different administrative and judicial proceedings, seeking to collect payment of taxes and social security contributions allegedly owed by the companies, and imposing certain associated fines. Under the equity purchase agreement entered into for the acquisition of Grupo ASSA Worldwide S.A. and its affiliates (collectively, “Grupo Assa”), certain of these proceedings are subject to indemnification provisions from the sellers. As of December 31, 2022, some of the administrative proceedings are still ongoing and some have resulted in judicial proceedings.

Schedule 3.11

Insurance

[see attached]

GLOBLLC-03 VDIAZ

ACORD

CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY) 6/12/2025

PRODUCER License # 0757776
HUB International Insurance Services Inc.
PO Box 4047
Concord, CA 94524-4047

CONTACT NAME: Victoria Diaz
PHONE (A/C, No, Ext): | FAX (A/C, No):
E-MAIL ADDRESS: victoria.diaz@hubinternational.com

INSURER(S) AFFORDING COVERAGE	NAIC #
INSURER A : American Zurich Insurance Company	40142
INSURER B : Zurich American Insurance Company	16535
INSURER C : American Guarantee & Liability Insurance Company	26247
INSURER D : Berkley National Insurance Company	38911
INSURER E :	
INSURER F :	

COVERAGES CERTIFICATE NUMBER: REVISION NUMBER:

INSR LTR	TYPE OF INSURANCE	ADDL INSD	SUBR WVD	POLICY NUMBER	POLICY EFF (MM/DD/YYYY)	POLICY EXP (MM/DD/YYYY)	LIMITS	
A	X COMMERCIAL GENERAL LIABILITY	X		CPO 6395706 - 00	11/30/2024	11/30/2025	EACH OCCURRENCE	$ 1,000,000
	CLAIMS-MADE X OCCUR						DAMAGE TO RENTED PREMISES (Ea occurrence)	$ 1,000,000
							MED EXP (Any one person)	$ 10,000
							PERSONAL & ADV INJURY	$ 1,000,000
	GEN'L AGGREGATE LIMIT APPLIES PER:						GENERAL AGGREGATE	$ 2,000,000
	X POLICY PRO-JECT LOC						PRODUCTS - COMP/OP AGG	$ 2,000,000
	OTHER:						**EBL AGGREGATE**	$ 2,000,000
B	AUTOMOBILE LIABILITY			CPO 6395706 - 00	11/30/2024	11/30/2025	COMBINED SINGLE LIMIT (Ea accident)	$ 1,000,000
	ANY AUTO						BODILY INJURY (Per person)	$
	OWNED AUTOS ONLY / SCHEDULED AUTOS						BODILY INJURY (Per accident)	$
	X HIRED AUTOS ONLY / X NON-OWNED AUTOS ONLY						PROPERTY DAMAGE (Per accident)	$
								$
C	X UMBRELLA LIAB X OCCUR			AUC 6419191 - 00	11/30/2024	11/30/2025	EACH OCCURRENCE	$ 10,000,000
	EXCESS LIAB CLAIMS-MADE						AGGREGATE	$
	DED RETENTION $						**Aggregate**	$ 10,000,000
D	WORKERS COMPENSATION AND EMPLOYERS' LIABILITY			TWC 7026652 10	7/1/2024	7/1/2025	X PER STATUTE OTH-ER	
	ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? (Mandatory in NH) Y/N: N	N / A					E.L. EACH ACCIDENT	$ 1,000,000
	If yes, describe under DESCRIPTION OF OPERATIONS below						E.L. DISEASE - EA EMPLOYEE	$ 1,000,000
							E.L. DISEASE - POLICY LIMIT	$ 1,000,000

CERTIFICATE HOLDER

CANCELLATION

AUTHORIZED REPRESENTATIVE

ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? INSR ADDL SUBR LTR INSD WVD PRODUCER CONTACT NAME: PHONE FAX (A/C, No, Ext): (A/C, No): E-MAIL ADDRESS: INSURER A : INSURED INSURER B : INSURER C : INSURER D : INSURER E : INSURER F : POLICY NUMBER POLICY EFF POLICY EXP TYPE OF INSURANCE (MM/DD/YYYY) (MM/DD/YYYY) LIMITS AUTOMOBILE LIABILITY UMBRELLA LIAB EXCESS LIAB WORKERS COMPENSATION AND EMPLOYERS' LIABILITY AUTHORIZED REPRESENTATIVE EACH OCCURRENCE $ DAMAGE TO RENTED CLAIMS-MADE OCCUR PREMISES (Ea occurrence) $ MED EXP (Any one person) $ PERSONAL & ADV INJURY $ GEN'L AGGREGATE LIMIT APPLIES PER: GENERAL AGGREGATE $ PRO- POLICY JECT LOC PRODUCTS - COMP/OP AGG OTHER: $ COMBINED SINGLE LIMIT (Ea accident) $ ANY AUTO BODILY INJURY (Per person) $ OWNED SCHEDULED AUTOS ONLY AUTOS BODILY INJURY (Per accident) $ HIRED NON-OWNED PROPERTY DAMAGE AUTOS ONLY AUTOS ONLY (Per accident) $ $ OCCUR EACH OCCURRENCE CLAIMS-MADE AGGREGATE $ DED RETENTION $ PER OTH-STATUTE ER E.L. EACH ACCIDENT E.L. DISEASE - EA EMPLOYEE $ If yes, describe under DESCRIPTION OF OPERATIONS below E.L. DISEASE - POLICY LIMIT INSURER(S) AFFORDING COVERAGE NAIC # COMMERCIAL GENERAL LIABILITY Y / N N / A (Mandatory in NH) SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS. THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. IMPORTANT: If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must have ADDITIONAL INSURED provisions or be endorsed. If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s). COVERAGES CERTIFICATE NUMBER: REVISION NUMBER: CERTIFICATE HOLDER CANCELLATION ACORD 25 (2016/03) © 1988-2015 ACORD CORPORATION. All rights reserved. CERTIFICATE OF LIABILITY INSURANCE DATE (MM/DD/YYYY) $ $ $ $ $ The ACORD name and logo are registered marks of ACORD 6/12/2025 License # 0757776 40142 Globant, LLC 251 Park Avenue South, 11th Floor New York, NY 10010 16535 26247 38911 A 1,000,000 X CPO 6395706 - 00 11/30/2024 11/30/2025 1,000,000 10,000 1,000,000 2,000,000 2,000,000 EBL AGGREGATE 2,000,000 B 1,000,000 CPO 6395706 - 00 11/30/2024 11/30/2025 C 10,000,000 AUC 6419191 - 00 11/30/2024 11/30/2025 10,000,000 D TWC 7026652 10 7/1/2024 7/1/2025 1,000,000 N 1,000,000 1,000,000 DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required) Proof of Insurance. 10 days notice of cancellation for non-payment of premium and 30 days notice for all other cancellations. HSBC Bank USA, N.A, as Administrative Agent, and its successors and assigns are included as additional insured respects the written contract with the named insured with respect to General Liability as per attached endorsement. Blanket BPP Limit: $9,752,000. Blanket Business Income Limit: $910,000. HSBC is included as Loss Payee with regards to the Blanket Business Personal Property- Zurich Insurance Endorsement to follow HSBC Bank USA, N.A., as Administrative Agent and its successors and assigns Attn: Insurance Department PO Box 1165 Buffalo, NY 14203 GLOBLLC-03 VDIAZ HUB International Insurance Services Inc. PO Box 4047 Concord, CA 94524-4047 Victoria Diaz victoria.diaz@hubinternational.com American Zurich Insurance Company Zurich American Insurance Company American Guarantee & Liability Insurance Company Berkley National Insurance Company Aggregate X X X X X X X X

Technology Liability Enhancement Endorsement

ZURICH

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.	
Policy No. CPO 6395706 - 00	Effective Date: 11/30/2024

This endorsement modifies insurance provided under the:

Commercial General Liability Coverage Part

A. Broadened Named Insured

1. The following is added to Section **II – Who Is An Insured**:

Any organization of yours, including any partnership or joint venture, which is not shown in the Declarations, and over which you maintain an ownership interest of more than 50% of such organization as of the effective date of this Coverage Part, will qualify as a Named Insured. However, such organization will not qualify as a Named Insured under this provision if it:

a. Is newly acquired or formed during the policy period;

b. Is also an insured under another policy, other than a policy written to apply specifically in excess of this Coverage Part; or

c. Would be an insured under another policy but for its termination or the exhaustion of its limits of insurance.

Each such organization remains qualified as a Named Insured only while you maintain an ownership interest of more than 50% in the organization during the policy period.

2. The last paragraph of Section **II – Who Is An Insured** does not apply to this provision to the extent that such paragraph would conflict with this provision.

B. Newly Acquired or Formed Organizations as Named Insureds

1. Paragraph **3.** of Section **II – Who Is An Insured** is replaced by the following:

3. Any organization you newly acquire or form during the policy period, including any partnership or joint venture, and over which you maintain an ownership interest of more than 50% of such organization, will qualify as a Named Insured if there is no other similar insurance available to that organization. However:

a. Coverage under this provision is afforded only until the 180th day after you acquire or form the organization or the end of the policy period, whichever is earlier;

b. Coverage **A** does not apply to "bodily injury" or "property damage" that occurred before you acquired or formed the organization; and

c. Coverage **B** does not apply to "personal and advertising injury" arising out of an offense committed before you acquired or formed the organization.

An additional premium will apply in accordance with our rules and rates in effect on the date you acquired or formed the organization.

2. The last paragraph of Section **II – Who Is An Insured** does not apply to this provision to the extent that such paragraph would conflict with this provision.

C. Insured Status – Employees

Paragraph **2.a.(1)** of Section **II – Who Is An Insured** is replaced by the following:

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

U-GL-2220-A CW (08/21)
Page 1 of 12

2. Each of the following is also an insured:

a. Your "volunteer workers" only while performing duties related to the conduct of your business, or your "employees", other than either your "executive officers" (if you are an organization other than a partnership, joint venture or limited liability company) or your managers (if you are a limited liability company), but only for acts within the scope of their employment by you or while performing duties related to the conduct of your business. However, none of these "employees" or "volunteer workers" are insureds for:

(1) "Bodily injury" or "personal and advertising injury":

(a) To you, to your partners or members (if you are a partnership or joint venture), to your members (if you are a limited liability company), to a co-"employee" while in the course of his or her employment or performing duties related to the conduct of your business, or to your other "volunteer workers" while performing duties related to the conduct of your business;

(b) To the spouse, child, parent, brother or sister of that co-"employee" or "volunteer worker" as a consequence of Paragraph **(1)(a)** above;

(c) For which there is any obligation to share damages with or repay someone else who must pay damages because of the injury described in Paragraphs **(1)(a)** or **(b)** above; or

(d) Arising out of his or her providing or failing to provide professional health care services.

However:

Paragraphs **(1)(a)** and **(1)(d)** do not apply to “bodily injury” arising out of his or her providing or failing to provide:

(i) Medical or paramedical services to persons performed by any physician, dentist, nurse, emergency medical technician, paramedic or other licensed medical care person employed by you to provide such services, or volunteering for you to provide such services; or

(ii) "Good Samaritan Acts" performed by any non-licensed medical care person employed by you or volunteering for you,

So long as such "employee" or "volunteer worker" is performing duties related to the conduct of your business.

"Good Samaritan Acts" mean any assistance of a medical nature rendered or provided in an emergency situation for which no remuneration is demanded or received.

Paragraphs **(1)(a), (b)** and **(c)** do not apply to any "employee" designated as a supervisor or higher in rank, with respect to "bodily injury" to co-"employees". As used in this provision, "employees" designated as a supervisor or higher in rank means only "employees" who are authorized by you to exercise direct or indirect supervision or control over "employees" or "volunteer workers" and the manner in which work is performed.

D. Insured Status – Amateur Athletic Participants

Section **II – Who Is An Insured** is amended to include as an insured any person you sponsor while participating in amateur athletic activities. However, no such person is an insured for:

a. "Bodily injury" to:

(1) Your "employee", "volunteer worker" or any person you sponsor while participating in such amateur athletic activities; or

(2) You, any partner or member (if you are a partnership or joint venture), or any member (if you are a limited liability company) while participating in such amateur athletic activities; or

b. "Property damage" to property owned by, occupied or used by, rented to, in the care, custody or control of, or over which the physical control is being exercised for any purpose by:

(1) Your "employee", "volunteer worker" or any person you sponsor; or

(2) You, any partner or member (if you are a partnership or joint venture), or any member (if you are a limited liability company).

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E. Additional Insureds – Lessees of Premises

1. Section **II – Who Is An Insured** is amended to include as an additional insured any person(s) or organization(s) who leases or rents a part of the premises you own or manage who you are required to add as an additional insured on this policy under a written contract or written agreement, but only with respect to liability arising out of your ownership, maintenance or repair of that part of the premises which is not reserved for the exclusive use or occupancy of such person or organization or any other tenant or lessee.

This provision does not apply after the person or organization ceases to lease or rent premises from you.

However, the insurance afforded to such additional insured:

a. Only applies to the extent permitted by law; and

b. Will not be broader than that which you are required by the written contract or written agreement to provide for such additional insured.

2. With respect to the insurance afforded to the additional insureds under this endorsement, the following is added to Section **III – Limits Of Insurance**:

The most we will pay on behalf of the additional insured is the amount of insurance:

a. Required by the written contract or written agreement referenced in Subparagraph **E.1.** of this endorsement; or

b. Available under the applicable Limits of Insurance shown in the Declarations,

whichever is less.

This Paragraph **E.** shall not increase the applicable Limits of Insurance shown in the Declarations.

F. Additional Insured – Vendors

1. The following change applies if this Coverage Part provides insurance to you for "bodily injury" and "property damage" included in the "products-completed operations hazard":

Section **II – Who Is An Insured** is amended to include as an additional insured any person or organization (referred to throughout this Paragraph **F.** as vendor) who you have agreed in a written contract or written agreement, prior to loss, to name as an additional insured, but only with respect to "bodily injury" or "property damage" arising out of "your products" which are distributed or sold in the regular course of the vendor's business:

However, the insurance afforded to such vendor:

a. Only applies to the extent permitted by law; and

b. Will not be broader than that which you are required by the written contract or written agreement to provide for such additional insured.

2. With respect to the insurance afforded to these vendors, the following additional exclusions apply:

a. The insurance afforded the vendor does not apply to:

(1) "Bodily injury" or "property damage" for which the vendor is obligated to pay damages by reason of the assumption of liability in a contract or agreement. This exclusion does not apply to liability for damages that the vendor would have in the absence of the contract or agreement;

(2) Any express warranty unauthorized by you;

(3) Any physical or chemical change in the product made intentionally by the vendor;

(4) Repackaging, except when unpacked solely for the purpose of inspection, demonstration, testing, or the substitution of parts under instructions from the manufacturer, and then repackaged in the original container;

(5) Any failure to make such inspections, adjustments, tests or servicing as the vendor has agreed to make or normally undertakes to make in the usual course of business, in connection with the distribution or sale of the products;

(6) Demonstration, installation, servicing or repair operations, except such operations performed at the vendor's premises in connection with the sale of the product;

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(7) Products which, after distribution or sale by you, have been labeled or relabeled or used as a container, part or ingredient of any other thing or substance by or for the vendor; or

(8) "Bodily injury" or "property damage" arising out of the sole negligence of the vendor for its own acts or omissions or those of its employees or anyone else acting on its behalf. However, this exclusion does not apply to:

(a) The exceptions contained in Subparagraphs **(4)** or **(6)**; or

(b) Such inspections, adjustments, tests or servicing as the vendor has agreed to make or normally undertakes to make in the usual course of business, in connection with the distribution or sale of the products.

b. This insurance does not apply to any insured person or organization, from whom you have acquired such products, or any ingredient, part or container, entering into, accompanying or containing such products.

c. This insurance does not apply to any of "your products" for which coverage is excluded under this Coverage Part.

3. With respect to the insurance afforded to the vendor under this endorsement, the following is added to Section **III – Limits Of Insurance**:

The most we will pay on behalf of the vendor is the amount of insurance:

a. Required by the written contract or written agreement referenced in Subparagraph **F.1.** of this endorsement; or

b. Available under the applicable Limits of Insurance shown in the Declarations,

whichever is less.

This Paragraph **F.** shall not increase the applicable Limits of Insurance shown in the Declarations.

G. Additional Insured – Managers, Lessors or Governmental Entity

1. Section **II – Who Is An Insured** is amended to include as an additional insured any person or organization who is a manager, lessor or governmental entity who you are required to add as an additional insured on this policy under a written contract, written agreement or permit, but only with respect to liability for "bodily injury", "property damage" or "personal and advertising injury" caused, in whole or in part, by:

a. Your acts or omissions; or

b. The acts or omission of those acting on your behalf; and

resulting directly from:

a. Operations performed by you or on your behalf for which the state or political subdivision has issued a permit;

b. Ownership, maintenance, occupancy or use of premises by you; or

c. Maintenance, operation or use by you of equipment leased to you by such person or organization.

However, the insurance afforded to such additional insured:

a. Only applies to the extent permitted by law; and

b. Will not be broader than that which you are required by the written contract or written agreement to provide for such additional insured.

2. This provision does not apply:

a. Unless the written contract or written agreement has been executed, or the permit has been issued, prior to the "bodily injury", "property damage" or offense that caused "personal and advertising injury";

b. To any person or organization included as an insured under Paragraph **3.** of Section **II – Who Is An Insured**;

c. To any lessor of equipment if the "occurrence" or offense takes place after the equipment lease expires;

d. To any:

(1) Owners or other interests from whom land has been leased by you; or

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(2) Managers or lessors of premises, if:

(a) The "occurrence" or offense takes place after the expiration of the lease or you cease to be a tenant in that premises;

(b) The "bodily injury", "property damage" or "personal and advertising injury" arises out of the structural alterations, new construction or demolition operations performed by or on behalf of the manager or lessor; or

(c) The premises are excluded under this Coverage Part.

3. With respect to the insurance afforded to the additional insureds under this endorsement, the following is added to Section **III – Limits Of Insurance**:

The most we will pay on behalf of the additional insured is the amount of insurance:

a. Required by the written contract or written agreement referenced in Subparagraph **G.1.** of this endorsement; or

b. Available under the applicable Limits of Insurance shown in the Declarations,

whichever is less.

This Paragraph **G.** shall not increase the applicable Limits of Insurance shown in the Declarations.

H. Additional Insured – Other Persons or Organizations

1. Section **II – Who Is An Insured** is amended to include as an insured any person or organization who does not qualify as an additional insured under Paragraphs **E.** through Paragraph **G.** of this endorsement so long as you are required to add such person or organization as an additional insured on this policy under a written contract or written agreement, but only with respect to liability for "bodily injury", "property damage" or "personal and advertising injury" caused, in whole or in part, by:

a. Your acts or omissions; or

b. The acts or omissions of those acting on your behalf.

However, the insurance afforded to such additional insured:

a. Only applies to the extent permitted by law; and

b. Will not be broader than that which you are required by the written contract or written agreement to provide for such additional insured.

2. With respect to the insurance afforded to the additional insureds under this Paragraph **H.**, the following additional exclusions apply:

The insurance afforded to the additional insured under this Paragraph **H.** does not apply to any person or organization:

a. For "bodily injury", "property damage" or "personal and advertising injury" arising out of the rendering or failure to render any professional service;

b. For "bodily injury" or "property damage" included in the "products-completed operations hazard"; or

c. Who is scheduled as an additional insured under another endorsement attached to this policy.

3. With respect to the insurance afforded to the additional insureds under this Paragraph **H.**, the following is added to Section **III – Limits Of Insurance**:

The most we will pay on behalf of the additional insured is the amount of insurance:

a. Required by the written contract or written agreement referenced in Subparagraph **H.1.** of this endorsement; or

b. Available under the applicable Limits of Insurance shown in the Declarations,

whichever is less.

This Paragraph **H.** shall not increase the applicable Limits of Insurance shown in the Declarations.

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I. Damage to Premises Rented or Occupied by You

1. The last paragraph under Paragraph **2. Exclusions** of Section **I – Coverage A – Bodily Injury And Property Damage Liability** is replaced by the following:

   Exclusions **c.** through **n.** do not apply to "property damage" to premises while rented to you or temporarily occupied by you with permission of the owner. A separate Damage To Premises Rented To You Limit of Insurance applies to this coverage as described in Section **III – Limits Of Insurance.**

2. Paragraph **6.** of Section **III – Limits Of Insurance** is replaced by the following:

   6. Subject to Paragraph **5.** above, the Damage To Premises Rented To You Limit is the most we will pay under Coverage **A** for damages because of "property damage" to any one premises while rented to you or temporarily occupied by you with permission of the owner.

J. Broadened Contractual Liability

The "insured contract" definition under the **Definitions** Section is replaced by the following:

"Insured contract" means:

a. A contract for a lease of premises. However, that portion of the contract for a lease of premises that indemnifies any person or organization for "property damage" to premises while rented to you or temporarily occupied by you with permission of the owner is not an "insured contract";

b. A sidetrack agreement;

c. Any easement or license agreement;

d. An obligation, as required by ordinance, to indemnify a municipality, except in connection with work for a municipality;

e. An elevator maintenance agreement;

f. That part of any other contract or agreement pertaining to your business (including an indemnification of a municipality in connection with work performed for a municipality) under which you assume the tort liability of another party to pay for "bodily injury", "property damage", or "personal and advertising injury" to a third person or organization. Tort liability means a liability that would be imposed by law in the absence of any contract or agreement.

Paragraph **f.** does not include that part of any contract or agreement:

(1) That indemnifies an architect, engineer or surveyor for injury or damage arising out of:

(a) Preparing, approving, or failing to prepare or approve, maps, shop drawings, opinions, reports, surveys, field orders, change orders or drawings and specifications; or

(b) Giving directions or instructions, or failing to give them, if that is the primary cause of the injury or damage; or

(2) Under which the insured, if an architect, engineer or surveyor, assumes liability for an injury or damage arising out of the insured's rendering or failure to render professional services, including those listed in Paragraph **(1)** above and supervisory, inspection, architectural or engineering activities.

K. Limited Contractual Liability Coverage – Personal and Advertising Injury

1. Exclusion **e.** of Section **I – Coverage B – Personal And Advertising Injury Liability** is replaced by the following:

   This insurance does not apply to:

   e. Contractual Liability

   "Personal and advertising injury" for which the insured is obligated to pay damages by reason of the assumption of liability in a contract or agreement.

   This exclusion does not apply to liability for damages:

   (1) That the insured would have in the absence of the contract or agreement; or

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(2) Assumed in a written contract or written agreement that is an "insured contract", provided the "personal and advertising injury" occurs subsequent to the execution of the written contract or written agreement. Solely for purposes of liability so assumed in such written contract or written agreement, reasonable attorneys' fees and necessary litigation expenses incurred by or for a party other than an insured are deemed to be damages because of "personal and advertising injury", provided:

(a) Liability to such party for, or for the cost of, that party's defense has also been assumed in the same written contract or written agreement; and

(b) Such attorneys' fees and litigation expenses are for defense of that party against a civil or alternative dispute resolution proceeding in which damages to which this insurance applies are alleged.

2. Paragraph **2.d.** of Section **I – Supplementary Payments – Coverages A and B** is replaced by the following:

d. The allegations in the "suit" and the information we know about the "occurrence" or offense are such that no conflict appears to exist between the interests of the insured and the interests of the indemnitee;

3. The following is added to the paragraph directly following Paragraph **2.f.** of Section **I – Supplementary Payments – Coverages A and B**:

Notwithstanding the provisions of Paragraph **2.e.(2)** of Section **I – Coverage B – Personal And Advertising Injury Liability**, such payments will not be deemed to be damages for "personal and advertising injury" and will not reduce the limits of insurance.

L. Supplementary Payments

The following changes apply to **Supplementary Payments – Coverages A and B**:

Paragraphs **1.b.** and **1.d.** are replaced by the following:

b. Up to $5,000 for the cost of bail bonds required because of accidents or traffic law violations arising out of the use of any vehicle to which the Bodily Injury Liability Coverage applies. We do not have to furnish these bonds.

d. All reasonable expenses incurred by the insured at our request to assist us in the investigation or defense of the claim or "suit", including actual loss of earnings up to $1,000 a day because of time off from work.

M. Broadened Property Damage

1. Property Damage to Contents of Premises Rented Short-Term

The paragraph directly following Paragraph **(6)** in Exclusion **j.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability** is replaced by the following:

Paragraphs **(1)**, **(3)** and **(4)** of this exclusion do not apply to "property damage" to premises, including "property damage" to the contents of such premises, rented to you under a rental agreement for a period of 14 or fewer consecutive days. A separate Limit of Insurance applies to Damage to Premises Rented to You as described in Section **III – Limits Of Insurance.**

2. Elevator Property Damage

a. The following is added to Exclusion **j.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability**:

Paragraphs **(3)** and **(4)** of this exclusion do not apply to "property damage" arising out of the use of an elevator at premises you own, rent or occupy.

b. The following is added to Section **III – Limits Of Insurance**:

Subject to Paragraph **5.** above, the most we will pay under Coverage **A** for damages because of "property damage" to property loaned to you or personal property in the care, custody or control of the insured arising out of the use of an elevator at premises you own, rent or occupy is $25,000 per "occurrence".

3. Property Damage to Borrowed Equipment

a. The following is added to Exclusion **j.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability**:

Paragraph **(4)** of this exclusion does not apply to "property damage" to equipment you borrow from others at a jobsite.

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b. The following is added to Section **III – Limits Of Insurance**:

Subject to Paragraph **5.** above, the most we will pay under Coverage **A** for damages because of "property damage" to equipment you borrow from others is $25,000 per "occurrence".

N. Expected or Intended Injury or Damage

Exclusion **a.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability** is replaced by the following:

This insurance does not apply to:

a. Expected Or Intended Injury Or Damage

"Bodily injury" or "property damage" expected or intended from the standpoint of the insured. This exclusion does not apply to "bodily injury" or "property damage" resulting from the use of reasonable force to protect persons or property.

O. Definitions – Bodily Injury

The "bodily injury" definition under the **Definitions** Section is replaced by the following:

"Bodily injury" means bodily injury, sickness or disease sustained by a person, including mental anguish, mental injury, shock, fright or death sustained by that person which results from that bodily injury, sickness or disease.

P. Non-Owned Aircraft, Auto and Watercraft

Exclusion **g.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability** is replaced by the following:

This insurance does not apply to:

g. Aircraft, Auto Or Watercraft

"Bodily injury" or "property damage" arising out of the ownership, maintenance, use or entrustment to others of any aircraft, "auto" or watercraft owned or operated by or rented or loaned to any insured. Use includes operation and "loading or unloading".

This exclusion applies even if the claims against any insured allege negligence or other wrongdoing in the supervision, hiring, employment, training or monitoring of others by that insured, if the "occurrence" which caused the "bodily injury" or "property damage" involved the ownership, maintenance, use or entrustment to others of any aircraft, "auto" or watercraft that is owned or operated by or rented or loaned to any insured.

This exclusion does not apply to:

(1) A watercraft while ashore on premises you own or rent;

(2) A watercraft you do not own that is:

- **(a)** Less than 75 feet long; and
- **(b)** Not being used to carry persons for a charge;

(3) Parking an "auto" on, or on the ways next to, premises you own or rent, provided the "auto" is not owned by or rented or loaned to you or the insured;

(4) Liability assumed under any "insured contract" for the ownership, maintenance or use of aircraft or watercraft;

(5) An aircraft that is hired or chartered by you or loaned to you, with a paid and licensed crew, and is not owned in whole or in part by an insured; or

(6) "Bodily injury" or "property damage" arising out of:

- **(a)** The operation of machinery or equipment that is attached to, or part of, a land vehicle that would qualify under the definition of "mobile equipment" if it were not subject to a compulsory or financial responsibility law or other motor vehicle insurance law where it is licensed or principally garaged; or
- **(b)** The operation of any of the machinery or equipment listed in Paragraph **f.(2)** or **f.(3)** of the definition of "mobile equipment".

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Q. Definitions – Leased Worker, Temporary Worker and Labor Leasing Firm

1. The "leased worker" and "temporary worker" definitions under the **Definitions** Section are replaced by the following:

"Leased worker" means a person leased to you by a "labor leasing firm" under a written agreement between you and the "labor leasing firm", to perform duties related to the conduct of your business. "Leased worker" does not include a "temporary worker".

"Temporary worker" means a person who is furnished to you to support or supplement your work force during "employee" absences, temporary skill shortages, upturns or downturns in business or to meet seasonal or short-term workload conditions. "Temporary worker" does not include a "leased worker".

2. The following definition is added to the **Definitions** Section:

"Labor leasing firm" means any person or organization who hires out workers to others, including any:

a. Employment agency, contractor or services;

b. Professional employer organization; or

c. Temporary help service.

R. Definition – Mobile Equipment

Paragraph **f.** of the "mobile equipment" definition under the **Definitions** Section is replaced by the following:

f. Vehicles not described in Paragraph **a.**, **b.**, **c.** or **d.** above maintained primarily for purposes other than the transportation of persons or cargo.

However, self-propelled vehicles with the following types of permanently attached equipment, exceeding a combined gross vehicle weight of 1000 pounds, are not "mobile equipment" but will be considered "autos":

(1) Equipment designed primarily for:

(a) Snow removal;

(b) Road maintenance, but not construction or resurfacing; or

(c) Street cleaning;

(2) Cherry pickers and similar devices mounted on automobile or truck chassis and used to raise or lower workers; and

(3) Air compressors, pumps and generators, including spraying, welding, building cleaning, geophysical exploration, lighting and well servicing equipment.

S. Definitions – Your Product and Your Work

The "your product" and "your work" definitions under the **Definitions** Section are replaced by the following:

"Your product":

a. Means:

(1) Any goods or products, other than real property, manufactured, sold, handled, distributed or disposed of by:

(a) You;

(b) Others trading under your name; or

(c) A person or organization whose business or assets you have acquired; and

(2) Containers (other than vehicles), materials, parts or equipment furnished in connection with such goods or products.

b. Includes:

(1) Warranties or representations made at any time with respect to the fitness, quality, durability, performance, use, handling, maintenance, operation or safety of "your product"; and

(2) The providing of or failure to provide warnings or instructions.

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c. Does not include vending machines or other property rented to or located for the use of others but not sold.

"Your work":

a. Means:

(1) Work, services or operations performed by you or on your behalf; and

(2) Materials, parts or equipment furnished in connection with such work, services or operations.

b. Includes:

(1) Warranties or representations made at any time with respect to the fitness, quality, durability, performance, use, handling, maintenance, operation or safety of "your work"; and

(2) The providing of or failure to provide warnings or instructions.

T. Expanded Personal and Advertising Injury Definition

1. The "personal and advertising injury" definition under the **Definitions** Section is replaced by the following:

"Personal and advertising injury" means injury, including consequential "bodily injury", arising out of one or more of the following offenses:

a. False arrest, detention or imprisonment;

b. Malicious prosecution;

c. The wrongful eviction from, wrongful entry into, or invasion of the right of private occupancy of a room, dwelling or premises that a person occupies, committed by or on behalf of its owner, landlord or lessor;

d. Oral or written publication, in any manner, of material that slanders or libels a person or organization or disparages a person's or organization's goods, products or services;

e. Oral or written publication, in any manner, of material that violates a person's right of privacy;

f. The use of another's advertising idea in your "advertisement";

g. Infringing upon another's copyright, trade dress or slogan in your "advertisement"; or

h. Discrimination, harassment or segregation, based on sex, sexual orientation, gender identity, gender expression, marital status, race, creed, religion, national origin, age, physical capabilities or mental capabilities, except to the extent:

(1) Insurance for the discrimination, harassment or segregation is prohibited by law; or

(2) The discrimination, harassment or segregation directly or indirectly relates to the employment, prospective employment or termination of employment of any person or persons by any insured.

As used in this endorsement, discrimination, harassment or segregation includes continuous or repeated exposure to substantially the same general harmful conditions.

2. Solely for the purposes of Paragraph **1.h.** above, the following exclusion is added to Paragraph **2. Exclusions** of Section **I – Coverage B – Personal And Advertising Injury Liability**:

This insurance does not apply to:

Discrimination, Harassment Or Segregation Prior To Policy Period

"Personal and advertising injury" arising out of any discrimination, harassment or segregation which formed the basis of an offense before the beginning of the policy period.

U. Duties in the Event of Occurrence, Offense, Claim or Suit Condition

The following paragraphs are added to Paragraph **2. Duties In The Event Of Occurrence, Offense, Claim Or Suit** of Section **IV – Commercial General Liability Conditions**:

Notice of an "occurrence" or of an offense which may result in a claim under this insurance or notice of a claim or "suit" shall be given to us as soon as practicable after knowledge of the "occurrence", offense, claim or "suit" has been reported to any insured listed under Paragraph **1.** of Section **II – Who Is An Insured** or an "employee" authorized by you to give or receive such notice. Knowledge by other "employees" of an "occurrence", offense, claim or "suit" does not imply that you also have such knowledge.

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In the event that an insured reports an "occurrence" to the workers compensation carrier of the Named Insured and this "occurrence" later develops into a General Liability claim, covered by this Coverage Part, the insured's failure to report such "occurrence" to us at the time of the "occurrence" shall not be deemed to be a violation of this Condition. You must, however, give us notice as soon as practicable after being made aware that the particular claim is a General Liability rather than a Workers Compensation claim.

V. Other Insurance Condition

Paragraphs **4.a.** and **4.b.(1)** of the Other Insurance Condition of Section **IV – Commercial General Liability Conditions** are replaced by the following:

4. Other Insurance

If other valid and collectible insurance is available to the insured for a loss we cover under Coverages **A** or **B** of this Coverage Part, our obligations are limited as follows:

a. Primary Insurance

This insurance is primary except when Paragraph **b.** below applies. If this insurance is primary, our obligations are not affected unless any of the other insurance is also primary. Then, we will share with all that other insurance by the method described in Paragraph **c.** below. However, this insurance is primary to and will not seek contribution from any other insurance available to an additional insured provided that:

(1) The additional insured is a Named Insured under such other insurance; and

(2) You are required by written contract or written agreement that this insurance be primary and not seek contribution from any other insurance available to the additional insured.

Other insurance includes any type of self insurance or other mechanism by which an insured arranges for funding of its legal liabilities.

b. Excess Insurance

(1) This insurance is excess over:

(a) Any of the other insurance, whether primary, excess, contingent or on any other basis:

(i) That is property insurance, Builder's Risk, Installation Risk or similar coverage for "your work";

(ii) That is property insurance purchased by you (including any deductible or self insurance portion thereof) to cover premises rented to you or temporarily occupied by you with permission of the owner;

(iii) That is insurance purchased by you (including any deductible or self insurance portion thereof) to cover your liability as a tenant for "property damage" to premises rented to you or temporarily occupied by you with permission of the owner;

(iv) If the loss arises out of the maintenance or use of aircraft, "autos" or watercraft to the extent not subject to Exclusion **g.** of Section **I – Coverage A – Bodily Injury And Property Damage Liability**; or

(v) That is property insurance (including any deductible or self insurance portion thereof) purchased by you to cover damage to:

Equipment you borrow from others; or

Property loaned to you or personal property in the care, custody or control of the insured arising out of the use of an elevator at premises you own, rent or occupy.

(b) Any other primary insurance (including any deductible or self insurance portion thereof) available to the insured covering liability for damages arising out of the premises, operations, products, work or services for which the insured has been granted additional insured status either by policy provision or attachment of any endorsement. Other primary insurance includes any type of self insurance or other mechanism by which an insured arranges for funding of its legal liabilities.

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(c) Any of the other insurance, whether primary, excess, contingent or on any other basis, available to an additional insured, in which the additional insured on our policy is also covered as an additional insured on another policy providing coverage for the same "occurrence", claim or "suit". This provision does not apply to any policy in which the additional insured is a Named Insured on such other policy and where our policy is required by written contract or written agreement to provide coverage to the additional insured on a primary and non-contributory basis.

W. Unintentional Failure to Disclose All Hazards

Paragraph **6. Representations** of Section **IV – Commercial General Liability Conditions** is replaced by the following:

6. Representations

By accepting this policy, you agree:

a. The statements in the Declarations are accurate and complete;

b. Those statements are based upon representations you made to us; and

c. We have issued this policy in reliance upon your representations.

Coverage will continue to apply if you unintentionally:

a. Fail to disclose all hazards existing at the inception of this policy; or

b. Make an error, omission or improper description of premises or other statement of information stated in this policy.

You must notify us as soon as possible after the discovery of any hazards or any other information that was not provided to us prior to inception of this Coverage Part.

X. Waiver of Right of Subrogation

Paragraph **8. Transfer Of Rights Of Recovery Against Others To Us** of Section **IV – Commercial General Liability Conditions** is replaced by the following:

8. Transfer Of Rights Of Recovery Against Others To Us

a. If the insured has rights to recover all or part of any payment we have made under this Coverage Part, those rights are transferred to us. The insured must do nothing after loss to impair them. At our request, the insured will bring "suit" or transfer those rights to us and help us enforce them.

b. If the insured waives its right to recover payments for injury or damage from another person or organization in a written contract executed prior to a loss, we waive any right of recovery we may have against such person or organization because of any payment we have made under this Coverage Part. The written contract will be considered executed when the insured's performance begins, or when it is signed, whichever happens first. This waiver of rights shall not be construed to be a waiver with respect to any other operations in which the insured has no contractual interest.

Y. In Rem

Section **IV – Commercial General Liability Conditions** is amended to add the following:

In Rem

Any "suit" brought as an action *in rem* against any watercraft owned or operated by or for the insured shall in all respects be treated in the same manner as though such "suit" were brought against the insured.

Z. Liberalization Condition

The following condition is added to Section **IV – Commercial General Liability Conditions**:

Liberalization Clause

If we revise this Coverage Part to broaden coverage without an additional premium charge, your policy will automatically provide the additional coverage as of the day the revision is effective in the state shown in the mailing address of your policy.

All other terms, conditions, provisions and exclusions of this policy remain the same.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.
U-GL-2220-A CW (08/21)
Page 12 of 12

CERTIFICATE OF LIABILITY INSURANCE Errors & Omission and Cyber THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. Policyholder Insured company Globant S.A. 37A Avenue J.F. Kennedy, Luxembourg City, 1855, Luxembourg Policyholder + its subsidiaries, including but not limited to Globant, LLC 875 Howard Street San Francisco, CA 94103 Policy Number BEF000950 (Primary) Insurer Additional insured ● Primary: Allianz ● First excess: AIG ● Second excess: Resilience ● Third excess: Everest HSBC Bank USA, N.A., as Administrative Agent and its successors and assigns are covered under this policy as follows: The insured company has agreed in writing to add as an additional insured under this policy prior to the commission of any act for which HSBC Bank USA, N.A., as Administrative Agent and its successors and assigns would be provided coverage under this policy, but only to the extent the insured company would have been liable and coverage would have been afforded under the terms and conditions of this policy had such claim been made against the insured company. Period of Insurance ● Primary + excesses From June 3, 2025, till June 2, 2026, both days included. Policy Territory Worldwide with a Russia/Belarus exclusion. Coverage ● Errors and omissions and Cyber

Limits of Liability per claim/annual aggregate in USD USD 30.000.000 This insurance certificate is valid until June 2, 2026. Issued in Diegem, Belgium on June 3, 2025 THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED ABOVE HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. Bart Claessens Jan Van Hecke Manager Financial Lines Senior Broker Financial Lines

Schedule 3.13

Subsidiaries; Equity Interests

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Software Product Creation S.L.	Spain	48.76% Globant España S.A. (sociedad unipersonal)
51.24% Globant S.A.
Walmeric Soluciones S.L.	Spain	85.99% Software Product Creation
Sports Reinvention Entertainment Group S.L.	Spain	51% Software Product Creation S.L.
La Liga Content Protection S.L.	Spain	75.004% Sports Reinvention
Augmented Coding Spain S.A.	Spain	100% Globant S.A.
IAFH Investments España S.L.	Spain	100% Globant España S.A. (sociedad unipersonal)
Globant France S.A.S.	France	100% Globant S.A.
Sysdata S.p.A.	Italy	100% Globant España S.A. (sociedad unipersonal)
Globant UK Ltd. (f.k.a. Sistemas UK Ltd.)	England & Wales	100% Globant España S.A. (sociedad unipersonal)
Cloudshiftgroup Ltd.	England & Wales	100% Globant UK Ltd.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
The Hansen Partnership Ltd.	England & Wales	100% Globant España S.A. (sociedad unipersonal)
Vertic A/S	Denmark	100% Globant España S.A. (sociedad unipersonal)
VHCG ApS	Denmark	100% Vertic A/S
Globant Poland Sp. Z.O.O.	Poland	100% Globant España S.A. (sociedad unipersonal)
Globant Bel LLC	Belarus	99.999940% Globant España S.A. (sociedad unipersonal)
0.000060% Software Product Creation
Commerce Lab LLC	Belarus	100% eWave Holdings Pty. Ltd.
Globant IT Romania S.R.L. (f.k.a. Small Footprint S.R.L.)	Romania	100% Globant España S.A. (sociedad unipersonal)
eWave Bulgaria Ltd.	Bulgaria	100% eWave Holdings Pty. Ltd.
eWave Ukraine Ltd.	Ukraine	100% eWave Holdings Pty. Ltd.
Globant India Pvt. Ltd.	India	99.99% Globant España S.A. (sociedad unipersonal)
0.01% Software Product Creation S.L.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Hansen Techsol Pvt. Ltd.	India	99.99% The Hansen Partnership Ltd.
0.01% Software Product Creation S.L.
Globant Arabia Limited	Saudi Arabia	100% Globant España S.A. (sociedad
Software Product Creation S.L. - Dubai Branch	Dubai	Branch of Software Product Creation S.L.
Globant Singapore Pte. Ltd.	Singapore	100% Globant España S.A. (sociedad unipersonal)
Zhongshan Yi Wei Technologies Limited	China	100% eWave Holdings Pty. Ltd.
eWave Limited	Hong Kong	100% eWave Holdings Pty. Ltd.
eWave Contracting Services (HK) Limited	Hong Kong	100% eWave Holdings Pty. Ltd.
eWave Holdings Pty. Ltd.	Australia	100% IAFH Investments España S.L.
Nasko Trading Pty. Ltd.	Australia	100% eWave Holdings Pty. Ltd.
Globant Germany GmbH	Germany	100% Globant S.A.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Hansen Consulting B.V.	Netherlands	100% Globant España S.A. (sociedad unipersonal)
Globant, LLC	USA	100% Globant España S.A. (sociedad unipersonal)
Globant IT Services Corp.	USA	100% Globant, LLC
Grupo Assa Corp.	USA	100% Globant España S.A. (sociedad unipersonal)
Augmented Coding US, LLC	USA	100% Augmented Coding Spain S.A.
Genexus International Corp.	USA	100% Genexus S.A.
Vertic Inc.	USA	100% Vertic A/S
Experience IT, LLC	USA	100% Globant, LLC
Globant Canada Corp.	Canada	100% Globant España S.A. (sociedad unipersonal)
IAFH Globant IT México S. de R.L. de C.V. (f.k.a. Global Systems Outsourcing S. de R. L. de C.V.)	Mexico	99.9977% Globant España S.A. (sociedad unipersonal)
00.0023% IAFH Global S.A.
GASA México Consultoría y Servicios S.A de C.V.	Mexico	99.80% Globant España S.A.
0.20% IAFH Global S.A.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Grupo Assa México Soluciones Informáticas S.A. de C.V.	Mexico	99.99955% Globant España S.A. (sociedad unipersonal)
0.00045% IAFH Global S.A.
Advanced Research & Technology, S.A. de C.V.	Mexico	98% Globant España S.A. (sociedad unipersonal)
2% Software Product Creation S.L.
Appcentral S.A.P.I. de C.V.	Mexico	35% Advanced Research &
Agencia KTBO, S.A. de C.V.	Mexico	99.05951% Globant España S.A. (sociedad unipersonal)
00.94049% Software Product Creation
Contenidos Digitales KTBO, S.C.	Mexico	95% Globant España S.A. (sociedad unipersonal)
5% Software Product Creation S.L.
Adbid Latam MX S.A. de C.V.	Mexico	99.998% Globant España S.A. (sociedad unipersonal)
00.002% Software Product Creation

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Sistemas Colombia S.A.S.	Colombia	99.99997% Globant España S.A. (sociedad unipersonal)
00.00003% Software Product Creation
Avanxo Colombia	Colombia	Branch of Globant España S.A. (sociedad unipersonal)
Globant Colombia S.A.S.	Colombia	99,99% Globant España S.A. (sociedad unipersonal)
0.01% Software Product Creation S.L.
Agencia KTBO S.A.S.	Colombia	100% Globant España S.A. (sociedad unipersonal)
Adbid Latinoamerica S.A.S.	Colombia	100% Globant España S.A. (sociedad unipersonal)
Procesalab S.A.S.	Colombia	100% Globant España S.A. (sociedad unipersonal)
Globant Peru S.A.C.	Peru	96.81% Globant España S.A. (sociedad unipersonal)
3.19% Software Product Creation S.L.
Agencia KTBO S.A.C.	Peru	94% Globant España S.A. (sociedad unipersonal
6% Software Product Creation S.L.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Sistemas Globales Costa Rica Limitada	Costa Rica	90% Globant España S.A. (sociedad unipersonal)
10% Software Product Creation S.L.
Globant-Ecuador S.A.S.	Ecuador	100% Globant España S.A. (sociedad unipersonal)
Sistemas Globales Chile Asesorías S.p.A.	Chile	95.183411% Globant España S.A. (sociedad unipersonal)
4.816589% Software Product Creation
Agencia KTBO Chile S.p.A.	Chile	100% Globant España S.A. (sociedad unipersonal)
Globant Brasil Consultoria Ltda.	Brazil	100% Globant España S.A. (sociedad unipersonal)
IBS Integrated Business Solutions Consultoria Ltda.	Brazil	100% Globant España S.A. (sociedad unipersonal)
Global Digital Business Solutions em Tecnologia Ltda.	Brazil	100% IBS Integrated Business Solutions Consultoria Ltda.
Artech Informática Do Brasil Ltda.	Brazil	100% Globant España S.A. (sociedad unipersonal)
Newtech Informática Ltda.	Brazil	100% Globant España S.A. (sociedad unipersonal)

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Nescara Ltda.	Brazil	100% Globant Brasil Consultoria Ltda.
Agência KTBO Brasil Comunicações Digitais Ltda.	Brazil	100% Globant España S.A. (sociedad unipersonal)
Sistemas Globales Uruguay S.A.	Uruguay	100% Globant España S.A. (sociedad unipersonal)
Difier S.A.	Uruguay	100% Globant España S.A. (sociedad unipersonal)
Genexus S.A.	Uruguay	100% Globant España S.A. (sociedad unipersonal)
Kurfur S.A.	Uruguay	100% Genexus S.A.
IAFH Global S.A.	Argentina	68.57608% Globant España S.A. (sociedad unipersonal)
31.42392% Software Product Creation
Sistemas Globales S.A.	Argentina	90.07% Globant España S.A. (sociedad unipersonal)
9.93% Software Product Creation S.L.
Globers S.A.	Argentina	78.062% IAFH Global S.A.
21.938% Sistemas Globales S.A.

Company	Jurisdiction	Ownership
Globant España S.A. (sociedad unipersonal)	Spain	100% Globant S.A.
Dynaflows S.A.	Argentina	65.67604% Sistemas Globales S.A.
34.32396% Globant España S.A. (sociedad unipersonal)
BSF S.A.	Argentina	99.994483% Globant España S.A. (sociedad unipersonal)
00.00551699% Software Product Creation S.L.
Decision Support S.A.	Argentina	98.79% Globant España S.A. (sociedad unipersonal)
1.21% Software Product Creation S.L.
Atix Labs S.R.L.	Argentina	97.13747% Globant España S.A (sociedad unipersonal)
2.86253% Software Product Creation S.L.
KTBO S.A.	Argentina	95% Globant España S.A. (sociedad unipersonal)
5% Software Product Creation S.L.

Schedule 3.20

Labor Matters

None.

Schedule 6.2

Existing Indebtedness

None.

Schedule 6.3

Existing Liens

Filing	Secured Party	File Date	Collateral
UCC-1 20196455021	JPMORGAN CHASE BANK, N.A.	9/17/19

All accounts receivable which arise out of the sale of goods and services by Debtor to Johnson & Johnson Services, Inc., a New Jersey corporation and/or its subsidiaries or affiliates (individually or collectively, "Buyer"), which accounts receivable are now or in the future assigned and sold by Supplier to the Investors party to the Receivables Purchase Agreement among Supplier, the Investors party thereto and the Investor Agent party thereto, as amended, modified or supplemented from time to time (each, a "Purchased Receivable"), but only from and after the date such Purchased Receivables are sold by Supplier to Investor, and all Ancillary Rights with respect to such Purchased Receivables.

Schedule 6.6

Existing Investments

None.

EXHIBIT A-1

[FORM OF]

AMENDED AND RESTATED REVOLVING NOTE

[__________]	[•]

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Borrower”), hereby promises to pay to the order of [________________] (together with its successors and permitted assigns, the “Lender”), on the Maturity Date, the principal sum of [_______] DOLLARS ($[_________]) or, if less, the aggregate unpaid principal amount of all Revolving Loans, made by the Lender to the Borrower pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the Borrower, the Lenders party thereto, and HSBC Bank USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The Borrower hereby further promises to pay the unpaid principal amount, and interest on the unpaid principal amount, of the Revolving Loans evidenced by this Amended and Restated Revolving Note (this “Revolving Note”) from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Revolving Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the Borrower under the Credit Agreement or this Revolving Note.

This Revolving Note may only be assigned as provided in the Credit Agreement.

The Borrower hereby waives presentment for payment, demand, protest and notice of dishonor of this Revolving Note.

This Revolving Note constitutes an amendment and restatement of that certain Revolving Note, dated as [__________] (the “Existing Revolving Note”), from the Borrower in favor of the Lender. All indebtedness and other Obligations under the Existing Revolving Note are hereby renewed and continued and hereafter will be governed by this Revolving Note. The execution and delivery of this Revolving Note is not intended to constitute a novation of any indebtedness or other Obligations owing to the Lender under the Existing Revolving Note. As of the date hereof, all Revolving Loans and other Obligations outstanding as of such date under the Existing Revolving Note shall be deemed to be Revolving Loans and Obligations outstanding under this Revolving Note without any further action by any Person.

A-1-1

This Revolving Note is one of the Revolving Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

THIS REVOLVING NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Borrower has caused this Revolving Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

EXHIBIT A-2

[~~RESERVED~~FORM OF]

TERM NOTE

[__________]	[•]

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Borrower”), hereby promises to pay to the order of [ ________________] (together with its successors and permitted assigns, the “Lender”), on the Maturity Date, the principal sum of [_______] DOLLARS ($[_________]) or, if less, the aggregate unpaid principal amount of all Term Loans, made by the Lender to the Borrower pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the Borrower, the Lenders party thereto, and HSBC Bank USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”). The principal amount of this Amended and Restated Term Note (this “Term Note”) shall be payable on the dates and in the amounts specified in the Credit Agreement.

The Borrower hereby further promises to pay the unpaid principal amount, and interest on the unpaid principal amount, of the Term Loans evidenced hereby from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Term Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the Borrower under the Credit Agreement or this Term Note.

This Term Note may only be assigned as provided in the Credit Agreement.

The Borrower hereby waives presentment for payment, demand, protest and notice of dishonor of this Term Note.

This Term Note is one of the Term Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

THIS TERM NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

A-2-1

IN WITNESS WHEREOF, the Borrower has caused this Term Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

[Signature Page to Term Note]

EXHIBIT A-3

[FORM OF]

SWINGLINE NOTE

$[____________]	[•]

FOR VALUE RECEIVED, the undersigned, GLOBANT, LLC (the “Borrower”), hereby promises to pay to the order of [________________] (together with its successors and permitted assigns, the “Lender”), the principal sum of FIVE MILLION DOLLARS ($5,000,000) or, if less, the aggregate unpaid principal amount of all Swingline Loans, made by the Lender to the Borrower pursuant to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023, among the Borrower, the Lenders party thereto, and HSBC Bank USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

The Borrower hereby further promises to pay interest on the unpaid principal amount, of the Swingline Loans evidenced by this Swingline Note (this “Swingline Note”) from time to time at the rates, on the dates, and otherwise as provided in the Credit Agreement.

Payments of both principal and interest are to be made without setoff or counterclaim in Dollars in same day or immediately available funds to the account designated by the Administrative Agent pursuant to the Credit Agreement.

The Lender is authorized to record the amount and the date on which each Swingline Loan is made and each payment of principal with respect thereto in its records; provided that any failure to so record such information shall not in any manner affect any obligation of the Borrower under the Credit Agreement or this Swingline Note.

This Swingline Note may only be assigned as provided in the Credit Agreement.

The Borrower hereby waives presentment for payment, demand, protest and notice of dishonor of this Swingline Note.

This Swingline Note is one of the Swingline Notes referred to in, and is entitled to the benefits of, the Credit Agreement and the other Loan Documents. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

THIS SWINGLINE NOTE IS GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

A-3-1

IN WITNESS WHEREOF, the Borrower has caused this Swingline Note to be duly executed and delivered as of the day and year first above written.

GLOBANT, LLC

By:
Name:
Title:

Amended and Restated Swingline Note Signature Page

EXHIBIT B

[FORM OF]

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Assignment Effective Date set forth below and is entered into by and between [the][each]1 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]2 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]3 hereunder are several and not joint.]4 Capitalized terms used but not defined herein shall have the meanings given to them in the Fourth Amended and Restated Credit Agreement identified below (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below (including without limitation any Letters of Credit and Swingline Loans included in such facilities) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

1 For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

2 For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

3 Select as appropriate.

4 Include bracketed language if there are either multiple Assignors or multiple Assignees.

1.      Assignor[s]:            ________________________________

______________________________

[Assignor [is] [is not] a Defaulting Lender]

2.      Assignee[s]:            ______________________________

______________________________

[for each Assignee, indicate [Affiliate][Approved Fund] of [identify Lender]]

3.      Borrower(s):            Globant, LLC

4.      Administrative Agent:      HSBC Bank USA, N.A., as the administrative agent under the Credit Agreement

5.      Credit Agreement:      The Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time), among Globant, LLC, the Lenders that are parties thereto, HSBC Bank USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender

6.      Assigned Interest[s]:

Assignor[s][1]	Assignee[s][2]	Facility Assigned[3]	Aggregate Amount of Commitment/Loans for all Lenders[4]	Amount of Commitment/ Loans Assigned[8]	Percentage Assigned of Commitment/ Loans[5]	CUSIP Number
			$	$	%
			$	$	%
			$	$	%

[7.     Trade Date:            ______________]6

1 List each Assignor, as appropriate.

2 List each Assignee, as appropriate.

3 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g., “Revolving Commitment,” “Term [A][B] Commitment,” etc.)

4 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date.

5 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

6 To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

Assignment Effective Date: [____________], 20[__] [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S][7]
[NAME OF ASSIGNOR]

By:
Title:

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE[S][8]
[NAME OF ASSIGNEE]

By:
Title:

[NAME OF ASSIGNEE]

By:
Title:

7 Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).

8 Add additional signature blocks as needed. Include both Fund/Pension Plan and manager making the trade (if applicable).

[Consented to and][9] Accepted:

HSBC BANK USA, N.A., as
Administrative Agent

By:
Title:

[Consented to:][10]

[RELEVANT PARTY FULL NAME ALL CAPS]

By:
Title:

9 To be added only if the consent of the Administrative Agent is required by the terms of the Credit Agreement.

10 To be added only if the consent of the Borrower and/or other parties is required by the terms of the Credit Agreement.

ANNEX 1

[GLOBANT, LLC FOURTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF MAY 31, 2023 AMONG GLOBANT, LLC, THE LENDERS PARTY THERETO, AND HSBC BANK USA, N.A., AS ADMINISTRATIVE AGENT]

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1          Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is [not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any Collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2.          Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Sections 9.4(b)(iii), (v) and (vi) of the Credit Agreement (subject to such consents, if any, as may be required under Section 9.4(b)(iii) of the Credit Agreement), (iii) from and after the Assignment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest, and either it, or the Person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 5.1 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and, based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest and (vii) attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations that, by the terms of the Loan Documents, are required to be performed by it as a Lender.

B-I-1

2.            Payments. From and after the Assignment Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Assignment Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Assignment Effective Date. Notwithstanding the foregoing, the Administrative Agent shall make all payments of interest, fees or other amounts paid or payable in kind from and after the Assignment Effective Date to [the][the relevant] Assignee.

3.            General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or in electronic format shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

B-I-2

EXHIBIT C

[RESERVED]

EXHIBIT D-1

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto, and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the IRC and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[LENDER FULL NAME ALL CAPS]

By:
Name:
Title:

Date:	[ ] [ ], 20[ ]

D-1-1

EXHIBIT D-2

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the IRC, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the IRC and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[PARTICIPANT FULL NAME ALL CAPS]

By:
Name:
Title:

Date:	[ ] [ ], 20[ ]

D-2-1

EXHIBIT D-3

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Participants That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[PARTICIPANT FULL NAME ALL CAPS]

By:
Name:
Title:

Date:	[ ] [ ], 20[ ]

D-3-1

EXHIBIT D-4

[FORM OF]

U.S. TAX COMPLIANCE CERTIFICATE

(For Foreign Lenders That Are Partnerships For U.S. Federal Income Tax Purposes)

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC, the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender.

Pursuant to the provisions of Section 2.17 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the IRC, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 871(h)(3)(B) of the IRC and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the IRC.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned or in either of the two calendar years preceding such payments.

Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

[LENDER FULL NAME ALL CAPS]

By:
Name:
Title:

Date:	[ ] [ ], 20[ ]

D-4-1

EXHIBIT E

[FORM OF]

BORROWING REQUEST

Date: [_______], 20[__]

HSBC Bank USA, N.A.,

Corporate Trust and Loan Agency

452 5th Avenue (8E6)

New York, NY 10018

Re:      GLOBANT, LLC Credit Agreement

Ladies/Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Borrower”), the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The Borrower irrevocably requests the making of Loans as follows:

1.	Date of Borrowing: [______], [_____].

2.	Aggregate Amount of Borrowing: $[_____________][15] .

3.	Type of Borrowing: [Base Rate Borrowing] [SOFR Borrowing].

4.	Class of Loans: [Revolving Loans][Term Loans].

[5.	Initial Interest Period for SOFR Borrowing: [____________] month(s).]

6.	Location and number of Borrower’s account to which funds are to be disbursed:

Account Location:     [______________________]

Account Number:      [______________________]

15 $1,000,000 or a higher integral multiple of $500,000 in respect of a Eurodollar Loan; and $1,000,000 or a higher integral multiple of $500,000 in respect of a Base Rate Loan. Borrower may request no more than four Borrowings of Term Loans and each such Borrowing will be in an amount of not less than $10,000,000.

E-1

The Borrower certifies that on the date hereof:

(a)	the representations and warranties of the Loan Parties set forth in the Loan Documents are true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date of the Borrowing requested hereby, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date; and

(b)	no Default or Event of Default exists or will exist immediately after giving effect to such Borrowing.

[Signature page follows]

E-2

IN WITNESS WHEREOF, the undersigned has caused this Borrowing Request to be executed and delivered by the undersigned authorized representative of the Borrower hereunto duly authorized as of the date first above written.

GLOBANT, LLC

By:
Name:
Title:

Signature Page to Borrowing Request

EXHIBIT F

[FORM OF]

INTEREST ELECTION REQUEST

Date:[ _______], 20[___]

HSBC Bank USA, N.A.,

Corporate Trust and Loan Agency

452 5th Avenue (8E6)

New York, NY 10018

Re:      GLOBANT, LLC Credit Agreement

Ladies and Gentlemen:

Reference is made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Borrower”), the Lender party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The Borrower irrevocably requests the [conversion of Base Rate Loans to Eurodollar Loans][conversion of Eurodollar Loans to Base Rate Loans][continuation of Eurodollar Loans for a new Interest Period] as follows:

1.	Date of [conversion][continuation]: [________], 20[__].

2.	Class of Loans: [Revolving Loans][Term Loans].

3.	Aggregate principal amount of Loans to be [converted][continued]: $[___________].

4.	Type of Borrowing: The Loans to be [converted][continued] currently are [Base Rate Borrowings][SOFR Borrowings with an Interest Period ending on [________], 20[__]].

[5.	Interest Period for the SOFR Borrowing after [conversion][continuation]: [__________] months.]

The Borrower certifies that on the date hereof, no Event of Default exists.1

[Signature page follows]

1 Unless the Required Lenders otherwise consent to the proposed conversion or continuation.

F-1

IN WITNESS WHEREOF, the undersigned has caused this Interest Election Request to be executed and delivered by the undersigned authorized representative of the Borrower hereunto duly authorized as of the date first above written.

GLOBANT, LLC

By:
Name:
Title:

Signature Page to Interest Election Request

EXHIBIT G

[FORM OF]

COMPLIANCE CERTIFICATE

[DATE]

HSBC Bank USA, N.A., as Administrative Agent
Corporate Trust and Loan Agency

452 5th Avenue (8E6)

New York, NY 10018

Re:      GLOBANT, LLC Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Borrower”), the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The undersigned Financial Officer of the Borrower hereby certifies as of the date hereof that he/she is the _______________ of the Borrower, and that, as such, he/she is authorized to execute and deliver this Compliance Certificate to the Administrative Agent on behalf of the Borrower, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1.            Annual Audit Report. Attached hereto as Schedule I are the year-end audited consolidated financial statements of Globant S.A. required by Section 5.1(a) of the Credit Agreement for the fiscal year of the Borrower ended as of December 31, [__] (the “Computation Date”).

[Use following paragraph 1 for fiscal quarter-end financial statements]

Quarterly Financial Statements. Attached hereto as Schedule I are the Borrower-prepared consolidated (if applicable) financial statements of the Borrower and Globant S.A. required by Section 5.1(b) of the Credit Agreement for the fiscal quarter of the Borrower ended as of __________ (the “Computation Date”)1 in form and substance as set forth in such section.

Financial Tests. The Borrower certifies and warrants to you that the attached Schedule II sets forth true and correct computations as of the immediately preceding four fiscal quarters ending on ___________________ of the ratios and/or financial restrictions contained in Section 6.1 of the Credit Agreement.

1 The “Computation Date” is the last day of the applicable fiscal quarter.

G-1

Default. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the condition (financial or otherwise) of the Borrower as of the Computation Date and for the accounting period then ended with the purpose of determining whether the Borrower was in compliance with the Credit Agreement as of such date, and to the best knowledge of the undersigned, no Default has occurred and is continuing [, except as described below:]2.

Representations and Warranties. The representations and warranties of the Loan Parties set forth in the Loan Documents are true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent already qualified by materiality, in which case any such representation or warranty shall be true and correct in all respects) as of such earlier date[, except as described below:]3.

Changes to IFRS. Since the date of the year-end audited consolidated financial statements of Globant S.A. required by Section 5.1(a) of the Credit Agreement for the fiscal year of the Borrower ended as of December 31, [__], no changes in IFRS or the application thereof has occurred[, except as described below:]4.

[Signature page follows]

2 If such an event has occurred and is continuing, describe such event and the steps, if any, being taken to cure it.

3 If any representation or warranty if inaccurate as of the date of this certificate, qualify any statement therein to make such representation or warranty accurate.

4 If such a change has occurred, describe such change and specify the effects thereof on the financial statements accompanying the certificate.

I-2

IN WITNESS WHEREOF, the undersigned has executed this Compliance Certificate as of the date first above written.

GLOBANT, LLC

By:
Name:
Title:

Signature Page to Compliance Certificate

SCHEDULE I
to Compliance Certificate

For the fiscal month/year ended on [_________], 20[__]

Financial Statements

Sch. I-1

SCHEDULE II
to Compliance Certificate

For the immediately preceding four fiscal quarters ending on [_________], 20[__]

[as attached]

Sch. II-1

EXHIBIT H

[FORM OF]

SECTION 6.4 ACQUISITION CERTIFICATE

[TO BE DATED ON OR PRIOR TO DATE OF ACQUISITION]

HSBC Bank USA, N.A., as Administrative Agent
Corporate Trust and Loan Agency

452 5th Avenue (8E6)

New York, NY 10018

Re:      GLOBANT, LLC Credit Agreement

Ladies and Gentlemen:

Reference is hereby made to the Fourth Amended and Restated Credit Agreement, dated as of May 31, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among GLOBANT, LLC (the “Borrower”), the Lenders party thereto and HSBC BANK USA, N.A., as Administrative Agent, Issuing Bank and Swingline Lender. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

The undersigned Financial Officer of the Borrower hereby certifies as of the date hereof that he/she is the _______________ of the Borrower, and that, as such, he/she is authorized to execute and deliver this Section 6.4 Acquisition Certificate to the Administrative Agent on behalf of the Borrower, and that with respect to such proposed Acquisition by [___]1 of [___]2, as of the date set forth above:

1.	immediately before and after giving effect to such Acquisition, no Default shall exist;

2.	immediately before and after giving effect to such Acquisition on a pro forma basis, as of the end of the most recent fiscal quarter for which financial statements have been delivered, the Loan Parties shall be in pro forma compliance with the Maximum Net Leverage Ratio set forth in Section 6.1(b) of the Credit Agreement;

3.	in the case of the Acquisition of any Person, the board of directors or other applicable managing entity of such Person shall have approved such Acquisition;

4.	[the Administrative Agent shall have received complete executed or conformed copies of each material document, instrument and agreement to be executed in connection with such Acquisition together with all lien search reports and lien release letters and other documents as the Administrative Agent may require to evidence the termination of Liens on the assets or business to be acquired][3]; and

5.	the provisions of Sections 5.9 and 5.12 of the Credit Agreement shall be satisfied.

[Signature page follows]

1 Provide the Loan Party(ies) or Wholly Owned Subsidiary(ies) who are acting as purchaser or involved in the Acquisition transaction.

2 Describe the entity or assets being acquired.

3 Include if documents are requested by the Administrative Agent.

IN WITNESS WHEREOF, the undersigned has executed this Section 6.4 Acquisition Certificate as of the date first above written.

GLOBANT, LLC

By:
Name:
Title: